
13002652

ANNUAL REPORT



PENDRELL



Dear Shareholders,

Enclosed you will find Pendrell Corporation's 2013 Proxy Statement. The annual meeting of shareholders will be held on Friday, June 14 in Kirkland, Washington.

The intellectual property business is dynamic and rapidly evolving, which has created unique opportunities for companies that understand how to identify, evaluate and monetize it. There is no shortage of intellectual property to invest in, nor is there a shortage of capital available for investment in intellectual property assets. Several recent high profile transactions, such as the sale of AOL's patents for an amount almost equal to AOL's then market capitalization and Kodak's sale of its patent portfolio for a fraction of its expected value demonstrate that when it comes to intellectual property, conventional wisdom is often wrong. All patents are not created the same. And even the biggest, most sophisticated industry participants can and do get it wrong, as evidenced by recent court decisions in high profile cases involving Motorola, Samsung, Apple and others.

Against this backdrop, we have continued to focus on acquiring, developing and monetizing unique, foundational intellectual property assets that have the potential to address the needs of large global markets. We distinguish ourselves from many in the intellectual property business in that we have assembled a portfolio of innovative businesses with rich histories of research and development. Our team includes many of the inventors who created the technologies that we make available to our customers, giving us the ability to support our ongoing licensing efforts while creating new inventions that enhance the relevance and value of our portfolio.

Last year, we focused primarily on re-tooling ContentGuard's Digital Media licensing program. ContentGuard, and its original parent company, Xerox, pioneered the protection of digital content, creating technologies that are widely used today. With the rapid adoption of a wide range of electronics devices capable of replaying digitally protected content, including tablets, connected televisions, smart phones and handsets, ContentGuard's innovations are more relevant than ever. As a result of these efforts, ContentGuard signed three new licensing agreements in 2012 and is in active discussions with other significant industry participants. Significantly, these new license agreements expanded the scope of ContentGuard's licensed products to include tablets in addition to handsets. More recently, we launched a Digital Cinema licensing program with the intention of licensing our technology to motion picture studios and theater owners for the first time. With 16 new digital rights management patents issued in 2012 and 2013, and many more patent applications pending, ContentGuard continues to offer its licensees compelling technology solutions.

Last autumn we launched a new licensing program based on our wireless technologies portfolio which originated with leading innovators such as Philips and IBM. Our wireless technologies relate to 3G, 4G, Wi-Fi and Bluetooth standards and are incorporated in a wide range of consumer electronics products, such as feature phones, smart phones, tablets, PCs, connected printers and smart TVs.

In the first quarter of 2013 we completed two transactions that furthered our objective to secure foundational intellectual property with the potential to impact important global markets.



In February, we acquired a majority stake in Provitro Biosciences. Provitro has developed a first-to-market game-changing plant micropropagation technology that has the potential to meet the growing demand for sustainable fiber alternatives and food sources in the pulp, paper, forestry, textile and agricultural markets.

In March, we acquired 125 patents and patent applications from Nokia covering advanced memory and storage technologies, including SD, eMMC and UFS technologies. We will continue to build on Nokia's fifteen years of research and innovation, with ongoing research efforts designed to continue the growth and relevance of this portfolio. 81 of the patents and applications in this portfolio have been declared 'standards essential', which we believe represents approximately 20% and 25% of the standards essential patents in the SD card and eMMC markets, respectively. In the coming months, we will be launching our memory and storage portfolio licensing program.

Our experience is that typical licensing negotiations often take 12-24 months to reach conclusion. For those companies that are using our technology and refuse to enter into a license on fair and reasonable terms, we may have no choice but to initiate litigation. Our litigation against Chinese handset manufacturer ZTE is an example of our resolve to protect our rights. Litigation is now pending against ZTE in the US and Europe involving ten separate patents. While we view litigation as undesirable and a last resort, we suspect that more litigation may be required to fully realize the fair value of our inventions.

While we have a long ways to go, we have made good progress in our efforts to build a business that leverages our various assets and competitive advantages. As of the end of the first quarter of 2013, our balance sheet was strong, with $210 million in cash, no long-term debt, approximately $2.4 billion in NOLs and 12-month trailing revenue of $41 million.

Developing, acquiring and commercializing foundational innovations that address large global markets is the foundation upon which we have built Pendrell's intellectual property business. We will continue to pursue new opportunities to invest our capital where we see potential for outsized returns, while at the same time diligently focusing on creating significant value from our existing investments.

On behalf of our management team and our Board of Directors, I thank you for your continued trust in Pendrell.

Sincerely,



Ben Wolff
President and Chief Executive Officer



Digital Media

ContentGuard has a highly successful licensing history, with more than $250 million in licensing revenue. In 2012, there were three new licensing transactions, covering handsets & tablets. Products covered in this program include feature phones, smart phones, tablets, eReaders, connected DVRs and connected TVs. In the digital cinema segment, ContentGuard developed the rights technology that has enabled significant savings for the motion picture industry.



CONTENTGUARD



YEAR FOUNDED
2000
BY XEROX



$250M+
IN LICENSING REVENUES

$100M+
IN R&D PREVIOUSLY INVESTED



297
PATENTS
160 APPLICATIONS



IP IN KEY REGIONS
US, Asia Europe




90.1%
PENDRELL
9.9%
TimeWarner

Wireless Technologies

Wireless Technologies licensing applies to feature phones, smart phones, tablets, PCs, connected printers and other connected devices. The portfolio addresses some of the features in advanced devices most valued by consumers, such as 3G, 4G, Bluetooth and Wi-Fi.



PENDRELL
TECHNOLOGIES



YEAR ACQUIRED
2012



TECHNOLOGIES
3G, 4G, Wi-Fi and Bluetooth



DEVELOPED BY LEADING INNOVATORS INCLUDING
IBM,ETRI & Philips



IP IN KEY REGIONS
US, Asia Europe



PENDRELL

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On June 14, 2013

Dear Shareholder:

You are cordially invited to attend the 2013 Annual Meeting of Shareholders (the "Annual Meeting") of Pendrell Corporation, a Washington corporation (the "Company" or "Pendrell"). The meeting will be held on Friday, June 14, 2013, at 10:00 a.m. local time at The Woodmark Hotel, 1200 Carillon Point, Kirkland, WA 98033. At the meeting, shareholders will be asked to:

1. elect eight (8) directors,
2. participate in an advisory vote to approve named executive officer compensation,
3. ratify the selection of the Company's independent registered public accounting firm, and
4. conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement that accompanies this notice (this "Notice").

The record date for the Annual Meeting is April 19, 2013. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Robert S. Jaffe
Corporate Secretary

Kirkland, Washington
MAY 14, 2013

Important Notice Regarding Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 14, 2013. You may access an electronic, searchable copy of the proxy statement and the Annual Report to Shareholders for the year ended December 31, 2012 at: www.RRDEZProxy.com/2013/Pendrell.

TABLE OF CONTENTS

PENDRELL CORPORATION
2300 Carillon Point
Kirkland, Washington 98033

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF SHAREHOLDERS

JUNE 14, 2013

QUESTIONS & ANSWERS ABOUT THE ANNUAL MEETING & VOTING

This proxy statement contains information about the 2013 Annual Meeting of Shareholders of Pendrell Corporation (the "Annual Meeting") to be held at The Woodmark Hotel, 1200 Carillon Point, Kirkland, Washington 98033 on Friday, June 14, 2013, commencing at 10:00 a.m. local time.

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Pendrell Corporation (which is also referred to as Pendrell, the Company, we, us or our in this proxy statement), for use at the Annual Meeting and any adjournment of that meeting.

These proxy solicitation materials and our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 are being mailed to all shareholders entitled to vote at the Annual Meeting on or about May 14, 2013.

Who can vote at the Annual Meeting?

Only shareholders of record at the close of business on April 19, 2013 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting. On the Record Date, there were 211,786,574 shares of Class A common stock outstanding and entitled to vote (one vote per share) and 53,660,000 shares of Class B common stock outstanding and entitled to vote (ten votes per share).

Shareholders of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with our transfer agent, Computershare Shareowner Services LLC, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy.

Beneficial Owners: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization (your "Broker"), then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your Broker. As a beneficial owner, you have the right to direct your Broker regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your Broker.

What am I voting on?

There are three proposals scheduled for a vote:

- A proposal to elect eight directors;
- A proposal to approve named executive officer compensation on an advisory basis; and
- A proposal to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2013.

How do I vote?

Shareholders of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote (i) in person at the Annual Meeting, (ii) by proxy using the enclosed proxy card, (iii) by proxy over the telephone, or (iv) by proxy on the Internet. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting to revoke your proxy and vote in person even if you previously voted by proxy.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-800-652-VOTE(8683) using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from your enclosed proxy card. Your vote must be received by 11:59 PM Eastern Time on June 13, 2013, the day prior to the Annual Meeting, to be counted.
- To vote on the Internet, go to *www.investorvote.com/PCO* to complete an electronic proxy card. You will be asked to provide the company number and control number from your enclosed proxy card. Your vote must be received by 11:59 PM Eastern Time on June 13, 2013, the day prior to the Annual Meeting, to be counted.

Beneficial Owners: Shares Registered in the Name of Broker

If you are a beneficial owner of shares registered in the name of your Broker, you received these proxy materials from your Broker rather than from Pendrell. To vote by proxy, you must complete and return to your Broker the voting instruction form, as directed by your Broker, to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your Broker. To vote in person at the Annual Meeting, you must obtain a valid proxy from your Broker. You may contact your Broker to request a proxy form.

How many votes do I have?

On each proposal to be voted upon, you will have one vote for each share of Class A common stock you own as of the Record Date and ten votes for each share of Class B common stock you own as of the Record Date.

What are "Broker non-votes"?

A broker non-vote generally occurs when a broker, who holds shares for the account of a customer with beneficial ownership of the shares, has not received voting instructions from such customer. If your shares are held by your Broker as your nominee (that is, in "street name") and you do not provide instructions to your Broker, your Broker can vote your shares with respect to the ratification of our independent registered public accounting firm, which is a "discretionary" item, but not with respect to the other two proposals presented at the Annual Meeting, both of which are "non-discretionary" items.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. Our directors, officers and employees may solicit proxies, either personally or by telephone, facsimile or written or electronic mail, but will not be paid any additional compensation for soliciting proxies. We also reimburse Brokers for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares are registered in more than one name or are registered in different accounts. Please sign and return all proxy cards or voting instruction forms you receive to ensure that all of the shares you hold are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at 2300 Carillon Point, Kirkland, Washington 98033.
- You may attend the Annual Meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your Broker, you must follow the instructions provided by your Broker in order to revoke your proxy.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count votes as follows: (i) "For" and "Withhold" with respect to the election of directors; (ii) "For," "Against," and "Abstain" with respect to the advisory (non-binding) resolution on executive compensation; and (iii) "For," "Against," and "Abstain" with respect to the ratification of the selection of our independent registered public accounting firm. Abstentions, withholds and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will have no effect in the outcome of any proposal.

What if I return a proxy card but do not make specific choices?

If you are a shareholder of record and you return a signed and dated proxy card without marking any voting selections, your shares will be voted **"For"** the election of all eight nominees for director, **"For"** the advisory (non-binding) resolution on executive compensation, and **"For"** the ratification of the selection of our independent registered public accounting firm. If any other matter is properly presented at the meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

How many votes are needed to approve each proposal?

Assuming that a quorum is present at the meeting, the following votes are required under our governing documents and Washington state law to approve each proposal:

Proposal	Vote Required	Effect of Abstentions and Broker Non-Votes on Vote Required
Proposal 1 — Election of directors	Plurality, or the largest number, of the votes cast	Withheld votes and broker non-votes will have no effect on the election of directors; only votes cast "for" a director will affect the outcome of the vote for the election of directors.
Proposal 2 — Advisory vote to approve named executive officer compensation*	Approval of the majority of votes cast	Abstentions and broker non-votes will be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal.
Proposal 3 — Ratification of selection of our independent registered public accounting firm	Approval of the majority of votes cast	Abstentions and broker non-votes will be counted as present for purposes of determining the presence of a quorum but will not have any effect on the outcome of the proposal. If your Broker holds shares in your name, the Broker, in the absence of voting instructions from you, is entitled to vote your shares on this proposal.

* This vote is advisory and not binding on us, our Board of Directors or its compensation committee. However, the board and the compensation committee have historically reviewed the voting results and taken them into consideration when making future decisions regarding the compensation of our named executive officers (who are identified in the *"Summary Compensation Table"* below).

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if shareholders holding shares representing a majority of the combined voting power of the outstanding Class A common stock and Class B common stock are present at the meeting in person or represented by proxy. On the Record Date, there were 211,786,574 shares of Class A common stock outstanding and 53,660,000 shares of Class B common stock outstanding, representing an aggregate of 748,386,574 potential votes, thereby requiring holders of shares representing 374,193,288 votes to be present in person or by proxy to have a quorum. Abstentions and broker non-votes are considered as shares present at the Annual Meeting for the purpose of determining a quorum.

If there is no quorum, the Chairman of the meeting may adjourn the meeting to another date or time.

Shareholder Proposals for 2014 Annual Meeting

In order for an eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with Pendrell's 2014 annual meeting of shareholders, it must comply with SEC Rule 14a-8 and be received by us not less than one hundred twenty (120) days prior to the first anniversary of the date that this proxy statement was released to Pendrell's shareholders, or, if the date of Pendrell's 2014 annual meeting of shareholders has been changed by more than 30 days from the date of the

2013 Annual Meeting, then no later than a reasonable time before we begin to print and mail our proxy materials. Similarly, our Bylaws require that a shareholder who intends to present a proposal at our annual meeting in 2014, other than pursuant to Rule 14a-8, must provide us notice of such intention no later than March 16, 2014, and such proposal must be a proper matter for shareholder action under Washington corporate law. To be eligible to submit a proposal for inclusion in our proxy statement under either SEC Rule 14a-8 or pursuant to our Bylaws, a shareholder must have continually been a record or beneficial owner of shares of common stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

You may obtain a copy of our Bylaws by mailing a written request to the Corporate Secretary of Pendrell Corporation at 2300 Carillon Point, Kirkland, Washington 98033 or by visiting the Company's website at www.pendrell.com.

Proposals may be mailed to us, to the attention of the Corporate Secretary, Pendrell Corporation, 2300 Carillon Point, Kirkland, Washington 98033.

Shareholder Communication with the Board of Directors

Shareholders who wish to communicate with our Board of Directors, or with any individual member of the Board, regarding our business may send such communication in writing to the attention of our Corporate Secretary at the address of our principal executive office, with a request to forward the communication to the intended recipient or recipients. In general, our Corporate Secretary forwards all such communications to the Chair of the Nominating and Governance Committee, who in turn determines whether the communication should be forwarded to the other members of the Board and, if so, forwards them accordingly. For communications addressed to a particular member of the Board, the Chair of a particular Board committee or the non-management directors as a group, the Corporate Secretary forwards those communications directly to those individuals. Shareholder communications must include confirmation that the sender is a Pendrell shareholder. Shareholder communications may be reviewed by our General Counsel, Corporate Secretary, Chief Financial Officer or other officer or employee in order to create an appropriate record of the communication and to ensure director privacy. Communications sent by shareholders to our Board of Directors are not confidential and we may use them for any purpose.

Communications that do not directly relate to the directors' duties and responsibilities as directors of Pendrell will generally be excluded from distribution. Such excluded items include "spam," advertisements, mass mailings, form letters and email campaigns that involve unduly large numbers of similar communications, solicitations for goods, services, employment or contributions, surveys, individual product inquiries or complaints, and communications that have no rational relevance to our business or operations. Additionally, communications that appear to be unduly hostile, intimidating, threatening, illegal or similarly inappropriate will not be forwarded to our directors.

Householding

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, Brokers) to satisfy the delivery requirements for the annual report to shareholders and proxy statement with respect to two or more shareholders sharing the same address by delivering a single annual report to shareholders and proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of Brokers with account holders who are Pendrell's shareholders will be "householding" our proxy materials. A single annual report to shareholders and proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your Broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate annual report to shareholders and proxy statement, please notify your Broker. Upon written or oral request, we will promptly deliver a separate copy of the annual report to shareholders and proxy statement to a shareholder at a shared address to which a single copy of the documents was delivered. Direct your written request to Pendrell Corporation, 2300 Carillon Point, Kirkland, Washington 98033, Attn: Corporate Secretary. Shareholders who currently receive multiple copies of the proxy statement at their addresses and would like to request "householding" of their communications should contact their Brokers.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission ("SEC") within four business days after the conclusion of the meeting, or any postponement or adjournment of the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of April 19, 2013, as to shares of common stock beneficially owned by: (i) each person who is known by us to own beneficially more than five percent of either our Class A common stock or Class B common stock, (ii) each of our directors, (iii) each of our 2012 named executive officers and (iv) all of our current directors and executive officers as a group. The information provided in the table is based on our records, information filed with the SEC and information furnished by the respective individuals or entities, as the case may be.

Applicable percentage ownership is based on 211,786,574 shares of Class A common stock and 53,660,000 shares of Class B common stock outstanding at April 19, 2013.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock that a person has the right to acquire within 60 days of April 19, 2013. See footnote 7 for a description of these rights. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned(1)				
	Class A Common Stock		Class B Common Stock		
Name and Address of Beneficial Owner(2)	Number of Shares Beneficially Owned(7)	Percent of Class	Number of Shares Beneficially Owned	Percent of Class	% Total Voting Power(3)
5% Shareholders					
Eagle River Satellite Holdings, LLC and affiliates(4)	43,968,412	20.8%	44,360,000	82.7%	65.2%
James D. Dondero, Highland Capital Management, L.P., and affiliates(5)	52,679,332	24.9%	—	—	7.0%
Mente, L.L.C.(6)	1,912,080	*	9,300,000	17.3%	12.7%
Named Executive Officers					
Benjamin G. Wolff	4,419,204	2.1%	—	—	*
Thomas J. Neary	195,000	*	—	—	*
R. Gerard Salemme	2,477,775	1.2%	—	—	*
Joseph K. Siino	2,185,333	1.0%	—	—	*
Robert S. Jaffe	250,000	*	—	—	*
Directors *(other than Mr. Wolff and Mr. Salemme indicated above)*					
Richard P. Emerson	198,826	*	—	—	*
Richard P. Fox	238,127	*	—	—	*
Nicolas Kauser	215,981	*	—	—	*
Craig O. McCaw(8)	44,472,896	21.0%	44,360,000	82.7%	65.2%
Stuart M. Sloan	193,461	*	—	—	*
H. Brian Thompson	400,417	*	—	—	*
All current directors and executive officers as a group (11 persons)	55,052,020	25.4%	44,360,000	82.7%	66.2%

* Less than one percent of the outstanding Class A or Class B common stock, respectively.

(1) We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named have sole voting and investment power with respect to all shares of common stock that they beneficially own. Holders of restricted shares have sole voting power, irrespective of whether the restricted shares have vested. See the "Outstanding Equity Awards at December 31, 2012" table for information on outstanding restricted stock awards that remain subject to vesting and forfeiture restrictions.

(2) Unless otherwise indicated, the address of each beneficial owner indicated is c/o Pendrell Corporation, 2300 Carillon Point, Kirkland, Washington 98033.
(3) Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock is entitled to ten votes per share of Class B common stock and each holder of Class A common stock is entitled to one vote per share of Class A common stock on all matters submitted to our shareholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.
(4) Includes 20,696,037 shares of Class A common stock beneficially owned by Eagle River Satellite Holdings, LLC ("ERSH"); 2,339,724 shares of Class A common stock held by Eagle River, Inc.; 17,932,651 shares of Class A common stock held by Eagle River Partners, LLC ("ERP"); and 3,000,000 shares of Class A common stock held by Eagle River Investments, LLC ("ERI"). Mr. McCaw is the sole manager and beneficial member of Eagle River Investments, LLC ("ERI), which is the sole member of Eagle River Satellite Holdings, LLC ("ERSH"). Mr. McCaw is the sole shareholder of ERI and the beneficial member of Eagle River Partners, LLC ("ERP"). Mr. McCaw disclaims beneficial ownership of the securities owned by ERSH, ERI and ERP, except to the extent of any pecuniary interest.
(5) Based on information provided by Highland Capital Management, L.P. ("Highland Capital"). Includes shares of Class A common stock beneficially owned and/or held by or for the account of James D. Dondero (including through family trusts), Highland Capital, and Strand Advisors, Inc. Highland Capital serves as an investment adviser to, and manages investment and trading accounts of, other persons and may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons. Strand Advisors is the general partner of Highland Capital and may be deemed to beneficially own securities owned by Highland Capital. Mr. Dondero is the President and a director of Strand Advisors and may be deemed to beneficially own securities owned by Strand Advisors. Mr. Dondero, Highland Capital and Strand Advisors disclaim beneficial ownership of these securities, except to the extent of any pecuniary interest therein. The address of Mr. Dondero and Highland Capital is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
(6) Based on its Schedule 13G/A filed with the SEC on February 14, 2011, wherein Mente, L.L.C. reported all common stock held may be deemed to be beneficially owned by William H. Gates, III as the sole member of Mente, L.L.C. The address of Mente, L.L.C. is 2365 Carillon Point, Kirkland, Washington 98033.

(7) The number of shares of Class A common stock beneficially owned by our named executive officers and directors includes shares issuable upon the exercise of outstanding options held by such individuals that are exercisable within 60 days of April 19, 2013, as set forth in the table below.

Name	Options Exercisable
Mr. Wolff	2,083,750
Mr. Neary	45,000
Mr. Salemme	1,357,500
Mr. Siino	512,496
Mr. Jaffe	0
Mr. Emerson	135,000
Mr. Fox	172,500
Mr. Kauser	197,500
Mr. McCaw	277,500
Mr. Sloan	122,500
Mr. Thompson	357,500
All current directors and executive officers as a group (11 persons)	5,216,246

(8) Includes (i) 226,984 shares of Class A common stock held directly by Mr. McCaw and (ii) 43,968,412 shares of Class A common stock and 44,360,000 shares of Class B common stock beneficially owned by ERSH and its affiliates. See footnote 4 above. Mr. McCaw is the sole manager and beneficial member of ERI, which is the sole member of ERSH. Mr. McCaw is the sole shareholder of Eagle River, Inc. and the beneficial member of ERP. Mr. McCaw disclaims beneficial ownership of the securities owned by ERSH, ERI and ERP, except to the extent of any pecuniary interest.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and ten percent shareholders to file reports of ownership and changes in ownership with the SEC. The same persons are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such forms furnished to us during the most recent fiscal year, we believe that all of our executive officers, directors and ten percent shareholders complied with the applicable filing requirements.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

Our Board proposes the election of eight directors of the Company, each to serve until the next annual meeting of shareholders or until his successor is duly elected and qualified. All nominees have been recommended by our Nominating and Governance Committee for nomination by our Board of Directors as candidates for election as directors at the Annual Meeting, and all are currently serving as directors of the Company. All nominees were elected by the shareholders at the 2012 annual meeting of shareholders.

Each person nominated for election as a director has agreed to serve if elected, and management has no reason to believe that any nominee will be unavailable to serve. However, if any nominee is unable or declines to serve as director at the time of the Annual Meeting, proxies will be voted for any nominee designated by the Board to fill the vacancy. Unless otherwise instructed, the proxy holders will vote the proxies received by them "FOR" the nominees named below.

Information Regarding the Nominees

The name and certain background information regarding each of our directors, as of the Record Date, are set forth below. There are no family relationships among directors or executive officers of Pendrell. In addition to the information presented below regarding each director's specific experience, qualifications, attributes and skills that led the Board of Directors to conclude that he is qualified to serve as a director of the Company, each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment to Pendrell and our Board of Directors as demonstrated by his past service.

Name	Age	Position Held with the Company
Richard P. Emerson	51	Director
Richard P. Fox	65	Director
Nicolas Kauser	73	Director
Craig O. McCaw	63	Chairman of the Board of Directors
R. Gerard Salemme	59	Chief Strategy Officer and Executive Vice President; Director
Stuart M. Sloan	69	Director
H. Brian Thompson	73	Director
Benjamin G. Wolff	44	President, Chief Executive Officer and Director

Richard P. Emerson
Became Director: October 2010

Mr. Emerson has spent his entire career in investment banking and corporate finance. Most recently, from 2004 through 2008, he was Senior Managing Director of Evercore Partners Inc., a public investment banking advisory firm. From 2000 through 2003, Mr. Emerson served as Senior Vice President for Microsoft Corporation, a leading provider of software and technology solutions, reporting directly to the Chief Executive Officer and serving on the executive leadership team, with responsibility for all acquisitions, investments and corporate strategy. Mr. Emerson joined Microsoft from investment bank Lazard Ltd., where as a Senior Managing Director, he advised telecom and technology clients on significant mergers, acquisitions and related financial transactions from 1994 to 2000. Prior to Lazard, Mr. Emerson held senior roles with The Blackstone Group and Morgan Stanley & Co., both of which are financial services companies. Mr. Emerson previously served on the Board of Directors of Clearwire Corporation, a leading provider of wireless broadband services ("Clearwire"), from 2003 through 2008, where he also served on the Audit Committee.

Qualifications and Skills: With a career dedicated to corporate finance and mergers and acquisitions, Mr. Emerson is well suited to assist the Company with future financing and investment opportunities. In addition, in his role as a former member of the Audit Committee for Clearwire and the Board of Trustees of California Academy of Science, he provides oversight and review of financial policy and reporting of the type required of the Company's Audit Committee. As such, the Board of Directors has appointed Mr. Emerson to serve as a member of its Audit Committee.

Richard P. Fox
Became Director: October 2010

Since 2001, Mr. Fox has been an independent consultant with both public and private companies, and he specializes in financial reporting. For more than 28 years, Mr. Fox served in various roles with Ernst & Young, a major international accounting firm, including partner-in-charge of the audit department in Seattle from 1989 through 1995, and managing partner of Ernst & Young's Seattle office from 1995 to 1997. Thereafter, he served as Senior Vice President of PACCAR, Incorporated, a manufacturer of premium commercial vehicles, with responsibility for the accounting, treasury, and information systems functions. In 1998, he joined Wall Data, Incorporated, a developer of enterprise software products and associated application tools, as its Chief Financial Officer and director, where he initiated a study of strategic alternatives that led to the sale of the company in early 2000. Following the sale of Wall Data, Mr. Fox became President and Chief Operating Officer of CyberSafe Corporation, a global security software provider, a role that he held until launching an independent consulting practice in late 2001. Mr. Fox also served on the Boards of Directors and Audit Committees for Shurgard Storage Centers, Inc., a self-storage company, from 2004 to 2006, aQuantive Inc., a digital marketing service and technology company, from 2003 to 2007 and Orbitz Worldwide, Inc., a leading online travel company, from March 2008 to April 2011. In August 2012, Mr. Fox joined the Board of Directors of Acxiom Corporation, a marketing services and technology company, and he continues to serve on the boards of directors and audit committees of Flow International Corporation, a manufacturer of ultrahigh-pressure waterjet technology, and Univar Inc., a privately held worldwide distributor of industrial chemicals.

Qualifications and Skills: With more than 40 years of experience reviewing, auditing and implementing financial systems and financing structures, Mr. Fox has the experience to assist the Company with its financial planning and future investment opportunities. Moreover, his experience with financial reporting systems and accounting functions qualifies him as an "audit committee financial expert," as defined in the applicable rules of the SEC and applicable NASDAQ listing standards. As such, the Board of Directors has appointed Mr. Fox to serve as chair of the Audit Committee. The Board of Directors has also appointed Mr. Fox to serve as a member of the Compensation Committee.

Nicolas Kauser
Became Director: December 2008 (also served from May 2000 through May 2004)

Mr. Kauser has spent over 40 years in the communications industry, including as President of Clearwire International LLC, Chief Technology Officer of Clearwire, Executive Vice President and Chief Technology Officer for AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.) and Senior Vice President of Operations and Vice President of Engineering of Cantel, Inc. He also spent 20 years in Venezuela where he first worked for the National Telephone Co. and subsequently co-founded two companies in the communications industry. Mr. Kauser has served on the Board of Directors of TriQuint Semiconductor, Inc., a provider of radio frequency solutions and technology, since 1999, where he also chairs the Nominating and Governance Committee and serves on the Audit Committee. In 1998, Mr. Kauser received the prestigious Gold Prize awarded by The Carnegie Mellon Institute and American Management Systems for excellence in the application of information technology. In recognition of his contributions to the communications industry, Mr. Kauser was inducted to the Wireless Hall of Fame in October 2011.

Qualifications and Skills: Mr. Kauser was a director with Pendrell from 2000 to 2004 and is familiar with our operations and history. He has been involved in the technology industry for many years and has particular experience with communications companies. In addition, Mr. Kauser's experience as a senior officer at Clearwire and AT&T provides him with the management experience to assist in the oversight of our operations and strategic objectives. He has served on the Boards of Directors of a number of companies, including TriQuint Semiconductor, Inc. and various private companies. As such, the Board of Directors has appointed Mr. Kauser to serve as Chair of the Nominating and Governance Committee.

Craig O. McCaw
Became Director: May 2000; Chairman of the Board since June 2011 (also served as Chairman from 2000 until 2009)

Since 1993, Mr. McCaw has been Chairman, Chief Executive Officer, and the beneficial member of the Eagle River group of investment companies which focus on strategic investments in the telecommunications industry. Mr. McCaw served as a director and Chairman of DBSD North America, Inc., a satellite communications company, from 2005 to 2008. Mr. McCaw founded Clearwire in 2003 and served as its Chairman of the Board of Directors from 2003 to December 2010. Mr. McCaw was a director of Nextel Communications, Inc., a wireless service provider that was acquired by Sprint Corporation in 2005, from 1995 until 2003, and a director of XO Communications, Inc., a communications network services provider formerly known as NEXTLINK Communications, Inc. ("XO"), from 1997 until 2002. From 1994 to 1997, he was also XO's Chief Executive Officer. From 1974 to 1994, Mr. McCaw served as Chairman and Chief Executive Officer of McCaw Cellular Communications, Inc., which he built into the nation's leading provider of cellular services in more than 100 U.S. cities, until the company was sold to AT&T in 1994.

Qualifications and Skills: Mr. McCaw brings to our Board of Directors demonstrated leadership skills and operating experience, including those acquired during more than 30 years of serving as a senior executive and director of Clearwire, XO, Nextel and McCaw Cellular Communications. As a former director of public and private companies in the telecommunications industry, Mr. McCaw also brings to the Company broad-based business experience and financial acumen.

R. Gerard Salemme
Became Director: June 2010 (also served from May 2002 through December 2008)

Mr. Salemme has served as our Chief Strategy Officer and Executive Vice President since March 2011. Mr. Salemme has 30 years of experience in business and government, having served as a senior leader for strategy and business development for public corporations and private investment firms. As an executive with Craig McCaw from 1997 until July 2011 in Eagle River, a private investment firm, Mr. Salemme was a founding shareholder of Clearwire and a senior executive at XO. At Clearwire, Mr. Salemme was an Executive Vice President responsible for transactions valued at over $10 billion that resulted in Clearwire becoming the largest holder of spectrum in the United States and a leader in the wireless broadband industry. Prior to his work with Clearwire, Mr. Salemme served as an executive at AT&T and McCaw Cellular Communications. He also held the position of Senior Telecommunications Policy Analyst for the U.S. House of Representatives Subcommittee on Telecommunications and Finance (1987-1991) and served as Chief of Staff to Congressman Ed Markey of Massachusetts (1976-1984). From 1982-1984, he taught Economics at the University of Massachusetts, Salem and held key management positions in national political campaigns.

Qualifications and Skills: Mr. Salemme brings to our Board of Directors significant experience in business and government, including experience gained as a senior executive officer with Clearwire, XO and AT&T, which provides him with the management experience to assist in the oversight of our operations and strategic objectives. He is familiar with our operations and history, having served on our Board of Directors from 2002 to 2008. He has also served on the Boards of Directors of a number of private companies.

Stuart M. Sloan
Became Director: October 2010

Since 1984, Mr. Sloan has been a principal of Sloan Capital Companies LLC, a private investment company that serves as general partner in the redevelopment of University Village, a nationally recognized regional center for upscale shopping in Seattle, Washington. From 1986 through 1999, Mr. Sloan was an owner and executive officer of Quality Food Centers, Inc., a grocery retailer ("QFC"), which was acquired by The Fred Meyer Co. in 1997. Prior to QFC, from 1967 until 1984, Mr. Sloan owned in part and operated Schuck's Auto Supply, Inc., a retail provider of automotive maintenance and repair products that was sold to Pay 'n Save Corp in 1984. Mr. Sloan currently serves as a director of Anixter International, Inc., a global distributor of communications and security products, electrical and electronic wire and cable, fasteners and other small parts. From 2003 until March 2011, Mr. Sloan served as a director of J. Crew Group, Inc., an apparel retailer. He is active, both personally and through his private foundation, in numerous civic, cultural, educational and other philanthropic activities.

Qualifications and Skills: Mr. Sloan's extensive management experience, along with his service on numerous Boards of Directors, provides him with the experience to assist in the oversight of our operations and strategic objectives. For this reason, the Board of Directors has appointed Mr. Sloan to serve as a member of the Nominating and Governance Committee. His direct involvement, over the span of decades, with management, personnel management and employee incentives makes him particularly well suited to assist with compensation issues and other human resource matters. As such, the Board of Directors has appointed Mr. Sloan to serve as a member of the Compensation Committee.

H. Brian Thompson
Became Director: May 2007

Since 2006, Mr. Thompson has been Executive Chairman of Global Telecom & Technology, a global telecommunications carrier and network integrator. Mr. Thompson continues to head his own private equity investment and advisory firm, Universal Telecommunications, Inc. From 2002 to 2007, Mr. Thompson was Chairman of Comsat International, one of the largest independent telecommunications operators serving all of Latin America. Mr. Thompson was Chairman and Chief Executive Officer of LCI International, Inc. a telecommunications company, from 1991 until its merger with Qwest Communications International Inc. in June 1998. Mr. Thompson became Vice Chairman of the Board of Directors for Qwest until his resignation in December 1998. Mr. Thompson previously served as Executive Vice President of MCI Communications Corporation, a telecommunications company, from 1981 to 1990, and prior to MCI was a management consultant with McKinsey & Company, a global management consulting firm, where he specialized in the management of telecommunications. He currently serves as a member of the Board of Directors of Axcelis Technologies, Inc., a provider of solutions for the semiconductor industry, Penske Automotive Group, an international automotive retailer, and Sonus Networks, Inc., a provider of IP network solutions. He serves as a member of the Irish Prime Minister's Ireland-America Economic Advisory Board, and from January-March 1999, he served as Non-Executive Chairman of Telecom Eireann, Ireland's incumbent telephone company. Mr. Thompson received his M.B.A. from Harvard's Graduate School of Business and holds an undergraduate degree in chemical engineering from the University of Massachusetts.

Qualifications and Skills: Mr. Thompson brings to our Board of Directors significant experience in the telecommunications industry, including experience as an Executive Chairman at Global Telecom & Technology and Chairman at Comsat International. His executive officer experience at LCI International and MCI Communications Corporation provides him with the management experience to assist in the oversight of our operations and strategic objectives. He has served on the Board of Directors of a number of companies, including Axcelis Technologies, Inc. and Sonus Networks, Inc. As such, the Board of Directors has appointed Mr. Thompson to serve as chair of the Compensation Committee.

Benjamin G. Wolff
Became Director: December 2009 (also served as Chairman from December 2009 to June 2011 and as a director from 2005 to 2008)

Mr. Wolff has served as our President and Chief Executive Officer since January 2010. Mr. Wolff was a co-founder of Clearwire, where he served in a variety of capacities, including as a member of the Board of

Directors, Executive Vice President, President, Co- Chief Executive Officer, Chief Executive Officer and finally Co-Chairman, a position he held until March 2009. Mr. Wolff again served on the Clearwire Board of Directors as the designated representative of Eagle River from January 2011 until October 2011. Mr. Wolff also served as the President of Eagle River from 2004 until July 2011, a position from which he resigned in connection with his full-time engagement with the Company. He continues to serve on the Boards of Directors of some of Eagle River's privately held portfolio companies. From 1994 to 2004, Mr. Wolff was a lawyer with Davis Wright Tremaine LLP, a national law firm, where he became a partner in 1998. Mr. Wolff's practice focused on mergers and acquisitions, corporate finance, intellectual property licensing, and strategic alliance transactions. He also co-chaired the firm's Business Transactions department and served on the firm's Executive Committee. Mr. Wolff holds a J.D., magna cum laude, from Lewis & Clark, Northwestern School of Law and a B.S., cum laude, in Agribusiness Management from California Polytechnic State University, San Luis Obispo.

Qualifications and Skills: Mr. Wolff brings to our Board of Directors extensive senior management, finance, legal and industry experience, in addition to having served on our Board of Directors from 2005 to 2008 and since December 2009. In particular, having served as our President, Chief Executive Officer and Chairman, and previously as Co-Chairman and Chief Executive Officer of Clearwire, Mr. Wolff possesses the operational, financial, strategic and governance experience needed to make significant contributions to our Board of Directors.

The Board of Directors recommends a vote "FOR" each director nominee.

DIRECTOR COMPENSATION

Overview of Director Compensation Program

Our Board of Directors Compensation Policy (the "Policy") provides for (i) an annual retainer, paid quarterly, to the Chairman of our Board of Directors and each of our independent directors, and (ii) an additional retainer for committee service, paid quarterly, to each of our independent directors serving on a committee (other than the Chairman of the Board), as follows:

Board of Directors and Committee Service	Annual Retainer
Chairman of the Board of Directors	$250,000
Independent Director	$ 50,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 20,000
Nominating and Governance Committee Chair	$ 15,000
Audit Committee Member (non-Chair)	$ 8,000
Compensation Committee Member (non-Chair)	$ 8,000
Nominating and Governance Committee Member (non-Chair)	$ 8,000

The annual retainer earned by our Chairman of the Board and each of our independent directors is paid in four equal quarterly installments on or about the first day of July, October, January and April to those directors who served on our Board of Directors through the end of the applicable period. Non-employee directors are also reimbursed for reasonable travel and accommodation expenses incurred in connection with Company business. In 2012, the annual retainer earned by our Chairman of the Board was paid semi-annually, in July 2012 and January 2013, but going forward will be paid quarterly.

The Policy also provides for the grant of stock options to our independent directors. At the time of their election to the Board of Directors, all independent directors receive an initial option to purchase 75,000 shares of Class A common stock that vest over four equal annual installments. In addition, all independent directors receive an annual option to purchase 60,000 shares of Class A common stock on October 1 of each year that fully vests on the one-year anniversary of the grant date. In 2012, the stock options granted to the independent directors were granted under the Company's 2000 Stock Incentive Plan, as amended and restated (the "2000 Plan"). All options granted to the independent directors under the 2000 Plan have an exercise price equal to the fair market value of our Class A common stock on the grant date, have a term of ten years, and fully accelerate in connection with a change in control if they are not assumed or substituted by the successor company.

To further align the interests of our directors with the interests of our shareholders, our non-employee directors may elect to receive all or part of their director fees in the form of Class A common stock. The number of shares issued is equal to the amount of the fee to be paid in stock divided by the fair market value of a share of Class A common stock (the closing price of our stock as reported on NASDAQ) on the final business day of the quarter for which payment is earned. Only whole numbers of shares of Class A common stock are issued; fractional shares are paid in cash.

2012 Director Compensation

The table below sets forth certain information regarding the compensation earned by, or awarded to, each non-employee director who served on our Board of Directors in 2012. Messrs. Wolff and Salemme are employees of Pendrell, and therefore they did not receive additional compensation for their services as directors of the Company in 2012. We also reimburse directors for reasonable travel and accommodation expenses incurred in connection with Company business, the values of which are not included in the table below.

Name	Fees Earned(1)	Option Awards (2)(3)	Total
Richard P. Emerson	$ 58,000	$34,878	$ 92,878
Richard P. Fox	$ 78,000	$34,878	$112,878
Nicolas Kauser	$ 65,000	$34,878	$ 99,878
Craig O. McCaw	$250,000	$ —	$250,000
Stuart M. Sloan	$ 66,000	$34,878	$100,878
H. Brian Thompson	$ 78,000	$34,878	$112,878

(1) As noted above, directors may elect to receive all, or a portion of, their cash compensation in the form of stock. The amounts in the "Fees Earned" column represent the amounts paid to directors in cash, unless otherwise indicated as follows:

	Fees Earned			
Name	Fees Paid in Cash	Stock in Lieu of Cash (#)	Value of Stock (4)	Total
Richard P. Emerson	$ —	42,984	$ 58,000	$ 58,000
Richard P. Fox	$19,002	45,531	$ 58,998	$ 78,000
Nicolas Kauser	$48,751	13,587	$ 16,249	$ 65,000
Craig O. McCaw	$ —	143,880	$250,000	$250,000
Stuart M. Sloan	$ —	48,914	$ 66,000	$ 66,000
H. Brian Thompson	$39,003	28,903	$ 38,997	$ 78,000

(2) Amounts reported reflect the grant date fair value of each stock option granted during 2012 computed in accordance with ASC 718, excluding estimated forfeitures. See Note 8 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for the assumptions underlying the grant date fair value. The amounts reported do not reflect the compensation actually received by the directors.

(3) The aggregate number of outstanding stock options held by each director (representing unexercised stock options, both vested and unvested) at December 31, 2012, is as follows:

Name	Number of Shares Subject to Outstanding Option Awards
Richard P. Emerson	270,000
Richard P. Fox	345,000
Nicolas Kauser	280,000
Craig O. McCaw	300,000
Stuart M. Sloan	245,000
H. Brian Thompson	440,000

(4) The "Value of Stock" column reflects the value of the stock issued in lieu of cash based on the closing price of our Class A common stock on the last trading day of the quarter in which the fees were earned.

Controlled Company

Eagle River controls approximately 65.2% of the voting power of our outstanding common stock as of April 19, 2013. As a result, we are a "controlled company" within the meaning of the NASDAQ Stock Market ("NASDAQ") corporate governance rules and, as such, need not comply with certain NASDAQ corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, and (3) the requirement that director nominees be selected, or recommended for the board of directors' selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process. We do not currently rely on any of these exemptions, but reserve the right to do so in the future. If we choose to do so, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Identification, Evaluation and Qualification of Director Nominees

In general, the Nominating and Governance Committee (the "Nominating Committee") will review director candidates identified by Board members and any third-party search firms engaged by the Nominating Committee as part of the director nomination process. The Nominating Committee and Pendrell's Chief Executive Officer will interview and evaluate candidates that meet the criteria for serving as directors, and the Nominating Committee will select nominees that best suit the Board's needs for recommendation to the full Board. Each candidate must be presented to the Nominating Committee with a reasonably detailed statement of their qualifications for serving as a director of Pendrell.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to our existing board composition at the time of any vacancy. All Directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to Pendrell. Relevant qualifications for Pendrell's directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to Pendrell current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to Pendrell's management; (6) a commitment to provide long term value to Pendrell's shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; (8) understanding and experience in relevant markets, technology, operations, finance or marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

The Nominating Committee will evaluate potential nominees by reviewing qualifications and references, conducting interviews and reviewing such other information as Nominating Committee members may deem relevant. Once the Nominating Committee has approved a candidate, the candidate will be referred to the full Board for review. The Board ultimately makes all nominations for directors to be considered and voted upon at Pendrell's annual meetings.

While Pendrell does not have a formal policy or guidelines regarding diversity of membership of its Board of Directors, the Board recognizes the value of having a Board of Directors that encompasses a broad range of skills, expertise, contacts, industry knowledge and diversity of opinion. Therefore, the Board gives consideration to obtaining a diversity of experience and perspective within the Board and solicits directors' views on a variety of topics, including whether directors as a whole have the appropriate mix of characteristics, attributes, business experience and background to effectively serve on the Company's Board of Directors.

For the Annual Meeting, the Nominating Committee recommended that the Board of Directors nominate the Company's existing directors for re-election.

Shareholder Nominations and Recommendations for Director Candidates

Shareholder Nominations for Director

Pursuant to Pendrell's Bylaws, shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give timely notice of the proposal to nominate such candidate(s) in writing to Pendrell's Corporate Secretary. Consistent with SEC Rule 14a-8, the notice must be received not earlier than the close of business on the 120th day prior to the date of the annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting, or if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, not later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed. To be effective, the notice must satisfy certain requirements specified in the Company's Bylaws, a copy of which will be sent to any shareholder upon written request to Pendrell's Corporate Secretary. A shareholder making a nomination must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, including providing a nominee's consent to being named in a proxy statement and to serve as a director if elected.

No shareholder has presented a timely notice of a proposal to nominate a director this year. Accordingly, the only directors to be elected at the Annual Meeting are the individuals named in Proposal 1, "Election of Directors." No other nominations are before, or may be brought at, the Annual Meeting.

Shareholder Recommendations for Director

In addition to the general nomination rights of shareholders, the Nominating Committee will consider Board candidates recommended by shareholders in accordance with a written policy adopted by the Nominating Committee and will evaluate such candidates in the same manner as other director candidates.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Nominating Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

Shareholders who wish to recommend a candidate for the Nominating Committee's consideration must submit the recommendation in writing to the Nominating Committee in accordance with the procedures described above under the caption *"Shareholder Communication with the Board of Directors."* The recommendation must demonstrate that it is being submitted by a current Pendrell shareholder and must include the recommending shareholder's name, business address and contact information and all other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act. With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;
- number of shares of Pendrell stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;
- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act; and

- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria set forth above under the caption *"Identification, Evaluation and Qualification of Director Nominees."*

The recommendation must also include the signature of each proposed Board candidate and of each shareholder submitting the recommendation, together with a written statement that the recommending shareholder and the proposed Board candidate will make available to the Nominating Committee all information reasonably requested in furtherance of the Nominating Committee's evaluation.

Shareholders may make recommendations at any time, but recommendations for consideration of nominees for election at an annual meeting of shareholders must be received by the date described in Pendrell's proxy statement released to shareholders in conjunction with the previous year's annual meeting. Except as may be required by applicable law, rule or regulation, the Nominating Committee will have no obligation to acknowledge receipt of the recommendation or otherwise communicate with the shareholder submitting the recommendation.

Independence of the Board of Directors

Messrs. Emerson, Fox, Kauser, Sloan and Thompson are independent directors within the meaning of the NASDAQ listing standards. As such, a majority of the Company's directors are currently independent, as are all members of the company's Audit Committee, Compensation Committee and Nominating and Governance Committee. Members of the Audit Committee also satisfy a separate independence requirement pursuant to the Securities Exchange Act of 1934 which requires that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than their compensation for service as a director, or be an affiliated person of ours or any of our subsidiaries.

Each year, our directors are obligated to complete a questionnaire which requires them to disclose any transactions with us in which the director or any member of his or her immediate family might have a direct or potential conflict of interest. Based on its analysis of the responses, the Board determined that all directors, except for Messrs. Wolff and Salemme due to their employment relationship with the Company, and Mr. McCaw due to his ownership of Eagle River, are independent under its guidelines and free from any relationship that would interfere with the exercise of their independent judgment.

Board Leadership Structure

Currently, the positions of Chief Executive Officer and Chairman of the Board are held by two different individuals. Mr. Wolff serves as our President and Chief Executive Officer, and Mr. McCaw serves as Chairman of the Board of Directors. The Board has determined that the separation of these positions allows Mr. Wolff to devote his time to the Company's key strategic objectives while Mr. McCaw provides non-executive oversight of Board activities. The Board believes that this leadership structure adheres to the Company's commitment to monitor and oversee the Company's compliance with sound principles of corporate governance, consistent with applicable laws and best practices.

The non-executive Chairman serves as the principal representative of the Board and presides at meetings of the Board.

Code of Conduct and Ethics

The Company has adopted a Code of Conduct and Ethics that applies to all officers, directors and employees. The Code of Conduct and Ethics is available on the Company's website located at www.pendrell.com, by clicking on "Investor Relations" and then "Corporate Governance." If the Company makes any substantive amendments to the Code of Conduct and Ethics or grants any waiver from a provision of the Code of Conduct and Ethics to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

Role in Risk Oversight

The Board of Directors has an active role, as a whole and also at the committee level, in formulating risk management policies and risk oversight policies and in overseeing management of the Company's risks. The Board of Directors regularly reviews information regarding the Company's liquidity and operations, as well as the risks associated with each. The Compensation Committee oversees the management of risks related to the Company's compensation plans and arrangements. The Audit Committee oversees the management of financial risks and enterprise risks. The chairmen of these committees regularly inform the entire Board of Directors of the conclusions and results of such risk management functions. Our management team is charged with implementing risk management policies that are established by our Board of Directors and with managing our risk profile on a daily basis.

Policy Regarding Director Attendance at Annual Meetings of Shareholders

We have a policy that at least one member of our Board of Directors will attend each annual meeting of shareholders, and all directors are invited to attend such meetings. We will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders. Six directors attended the annual meeting of shareholders held on November 14, 2012.

Meetings of the Board and Committees

The Board meets on a regularly scheduled basis during the year to review significant developments affecting Pendrell and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. During fiscal year 2012, the Board of Directors met 11 times and took action by unanimous written consent on two other occasions. The independent members of the Board of Directors regularly met in executive session without management present.

During fiscal year 2012, the Board of Directors had three principal committees — the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. These committees carry out certain responsibilities as identified in their respective charters, which have been adopted by the respective committees and by the Board. The charters of the current committees can be reviewed on our website at www.pendrell.com, by clicking on "Investor Relations" and then "Corporate Governance" and are also available free of charge in print to any shareholder who requests them.

During fiscal year 2012, each director attended, in the aggregate, more than 75% of the Board meetings and meetings of the Board committees on which the director served.

The following table provides membership information for the Board and each of the committees.

Name	Board of Directors	Audit	Compensation	Nominating
Richard P. Emerson	X	X		
Richard P. Fox	X	Chair	X	
Nicolas Kauser	X			Chair
Craig O. McCaw	Chair			
R. Gerard Salemme	X			
Stuart M. Sloan	X		X	X
H. Brian Thompson	X	X	Chair	
Benjamin G. Wolff	X			
Number of Meetings in Fiscal Year 2012	**11**	**4**	**8**	**1**

Information about the principal responsibilities of these committees appears below.

Audit Committee

The Audit Committee: (i) evaluates the performance of and assesses the qualifications and independence of the independent auditor; (ii) determines and approves the engagement of the independent auditor, including the reasonable fees and other terms applicable to such engagement; (iii) determines whether to retain or terminate the existing independent auditor or to appoint and engage a new independent auditor; (iv) reviews and approves the retention of the independent auditor to perform any proposed permissible non-audit services; (v) reviews and evaluates the qualifications, performance and independence of the lead audit partner of the independent auditor and assures the regular rotation of the lead audit partner, reviewing partner and other audit engagement team partners of the independent auditor as required by law; (vi) reviews and approves or rejects transactions between the company and any related persons; (vii) confers with management and the independent auditor regarding the effectiveness of internal controls over financial reporting; (viii) establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submissions by employees of concerns regarding questionable accounting or auditing matters; (ix) meets to review the Company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and discusses, as appropriate, any major issues as to the adequacy of the company's internal controls and the adequacy of disclosures about changes in internal control over financial reporting; (x) annually reviews the terms of the directors and executive officers insurance coverage and approves the terms prior to the renewal of the policy; (xi) reviews and assesses the adequacy of the Company's investment policy and recommends any proposed changes to the Board of Directors; (xii) ensures the company maintains an internal audit capability, at least annually evaluates the performance of the company's internal audit capability, and discusses with the independent auditor and management the internal audit capabilities responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit; and (xiii) has such other authority, duties and responsibilities as the Board of Directors delegates to the Audit Committee.

During fiscal year 2012, the Audit Committee met four times and took action by unanimous written consent on one other occasion.

The Board of Directors has determined that each member of the Audit Committee is independent under the independence requirements of NASDAQ and the SEC. In addition, the Board of Directors has determined that Richard P. Fox qualifies as an Audit Committee "financial expert" as defined by the SEC rules. The background and experience of Mr. Fox is set forth above in "Proposal 1—Election of Directors."

Compensation Committee

The Compensation Committee: (i) acts on behalf of the Board of Directors in fulfilling the Board of Director's responsibilities to oversee the Company's compensation policies, plans and programs; (ii) reviews and determines the compensation to be paid to the Company's executive officers and directors; (iii) reviews the Compensation Discussion and Analysis ("CD&A") with management and makes a recommendation as to whether the CD&A should be included in the Company's annual report and/or proxy statement; (iv) prepares and reviews the Compensation Committee report included in the Company's annual proxy statement in accordance with applicable rules and regulations of the SEC in effect from time to time; and (v) performs such other functions as may be deemed necessary or convenient in the efficient and lawful discharge of the foregoing. The Compensation Committee charter grants the Compensation Committee members full access to all books, records, facilities and personnel of the Company, as well as the authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultants' reasonable fees and other retention terms.

During fiscal year 2012, the Compensation Committee met eight times and took action by unanimous written consent on four other occasions.

No member of the Compensation Committee is, or was during 2012, an officer or employee of Pendrell, and none of the Company's executive officers serves, or during 2012 served, as a member of a compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving as a member of the Company's Compensation Committee. No member of the Compensation Committee is a former officer of the Company, nor does any executive officer of the Company serve as a director of any entity that is in any manner affiliated with a member of the Compensation Committee.

Nominating and Governance Committee

The Nominating and Governance Committee: (i) develops qualification criteria for selecting director candidates; (ii) identifies and screens potential director candidates; (iii) consults with the Board regarding potential director candidates; (iv) after consultation with the Board Chair, recommends to the Board nominees for election or re-election at each annual shareholder meeting, or to fill Board vacancies; (v) periodically reviews and makes recommendations to the Board regarding the Company's charter or bylaws, or the governing documents of Company subsidiaries; (vi) establishes procedures for, and periodically conducts performance evaluations of Board members and members of Board committees; (vii) identifies, monitors and evaluates emerging corporate governance issues and trends and makes related recommendations to the Board as appropriate; (viii) monitors compliance with the Company's Code of Conduct and Ethics; (ix) periodically reviews and assesses the adequacy of the committee's charter; and (x) performs such other duties and fulfills such other responsibilities as the Board delegates to the Nominating and Governance Committee from time to time.

During fiscal year 2012, the Nominating and Governance Committee met one time.

All members of the Nominating and Governance Committee are independent under the independence requirements of NASDAQ and the SEC.

PROPOSAL 2

APPROVAL OF AN ADVISORY (NON-BINDING) RESOLUTION ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to periodically conduct a non-binding advisory vote on the compensation of our named executive officers. This proposal, commonly known as a "say-on-pay" proposal, gives shareholders the opportunity to endorse or not endorse the compensation of our named executive officers. At our 2011 annual meeting of shareholders, our shareholders voted on the frequency of future advisory "say on pay" votes and agreed with our recommendation that such "say on pay" votes be conducted annually. At the Annual Meeting, an advisory (non-binding) shareholder resolution to approve the compensation of our named executive officers as disclosed in this proxy statement will be presented to our shareholders for consideration as follows:

> RESOLVED, that the shareholders of the Company approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and related material in the proxy statement for the Company's 2013 Annual Meeting of Shareholders.

This vote will not be binding on our Board of Directors or Compensation Committee and may not be construed as overruling a decision by the Board of Directors or Compensation Committee or create or imply any additional fiduciary duty. It will also not affect any compensation paid or awarded to any executive officer. The Board of Directors and the Compensation Committee may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

The purpose of our compensation policies and procedures is to attract and retain experienced, highly qualified executives critical to our long-term success and enhancement of shareholder value. We believe that our compensation policies and procedures are strongly aligned with the long-term interests of our shareholders. As discussed in the Compensation Discussion and Analysis, the Board of Directors and Compensation Committee believe that the executive compensation for 2012 is reasonable and appropriate, is justified by our performance and is the result of a carefully considered approach.

The Board of Directors recommends that you vote "FOR" the approval of the advisory (non-binding) resolution on executive compensation.

EXECUTIVE OFFICERS

The following is a list of the names and ages of our current executive officers, indicating all positions and offices held by each such person and each such person's business experience during at least the past five years. All such persons have been elected to serve until their successors are elected and qualified or until their earlier resignation or removal.

Name	Age	Position Held with the Company
Benjamin G. Wolff	44	Director; President and Chief Executive Officer
David H. Rinn	49	Vice President and Chief Financial Officer
R. Gerard Salemme	59	Director; Executive Vice President and Chief Strategy Officer
Joseph K. Siino	49	Chief IP Officer
Robert S. Jaffe	66	Vice President, General Counsel and Corporate Secretary

Set forth below is certain additional information concerning the persons listed above (other than information concerning Messrs. Wolff and Salemme, which has been provided above in Proposal 1, "Election of Directors").

David H. Rinn

Mr. Rinn has served as our Vice President and Chief Financial Officer since March 2013. Mr. Rinn is a seasoned financial and corporate development executive with expertise in technology and internet firms, serving most recently as Senior Vice President, Strategy and Corporate Development of Ancestry.com Inc., a family history resource company, from January 2009 to May 2011 and as Chief Financial Officer from June 2004 to January 2009. Before joining Ancestry.com, Mr. Rinn held a number of leadership roles at Microsoft Corporation, a computer software company, over 11 years, including CFO of the Mobile and Embedded Division, CFO and board member of HomeAdvisor Technologies, Inc. (a majority-owned subsidiary of Microsoft), Senior Director and Controller of Product Group Finance, and Director of Corporate Development. Mr. Rinn began his professional career with Morgan Stanley as an analyst and associate in the Investment Banking Division. Mr. Rinn holds an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles and a B.A. *cum laude* from Vassar College.

Joseph K. Siino

Mr. Siino was appointed our Chief IP Officer in June 2011, following Pendrell's acquisition of Ovidian Group, LLC, an intellectual property services company which Mr. Siino founded in March 2009 and thereafter served as its Chief Executive Officer. Prior to founding Ovidian, Mr. Siino served as Senior Vice President of Intellectual Property of Yahoo!, a digital media company, from 2005 to February 2009. Mr. Siino holds a bachelor's degree in physics and a J.D. from the University of California, Berkeley.

Robert S. Jaffe

Mr. Jaffe has served as our Vice President, General Counsel and Corporate Secretary since June 20, 2012. Mr. Jaffe's career spans more than 40 years as an attorney. In August 2011, Mr. Jaffe retired from K&L Gates, an international law firm, following 25 years with the firm and its predecessor firm, Preston Gates & Ellis, where his practice focused on corporate governance and on mergers, acquisitions, reorganizations and financing transactions. His technology practice included the formation and financing of start-up companies and the acquisition and protection of intellectual property rights. Mr. Jaffe has served as a director of Flow International Corporation, a manufacturer of ultrahigh-pressure waterjet technology, and Cascadia Capital LLC, an independent investment bank, since August 2011. Mr. Jaffe was named a Washington Law & Politics Super Lawyer in 2003 and in 2005-2011, and was recognized by Best Lawyers 2007-2011. He holds a J.D. from the University of Washington School of Law, Order of the Coif and a B.A. from the University of Washington.

Compensation Discussion and Analysis

Executive Summary

We create, acquire, manage, commercialize and monetize intellectual property. Our executive compensation program is designed to balance near-term results with our long-term success by encouraging our executives and employees to build value through the achievement of key corporate objectives and strong individual performance. Our management team, which is led by the executive officers listed above, is critical to the evolution of our business and our long-term success. These experienced executives have the knowledge, expertise and discipline necessary to build and maintain a strong platform for our core business and the flexibility to identify and capitalize on new market opportunities. It is essential for us to design and provide a compensation program that allows it to attract and retain highly talented and skilled executives.

The key events related to executive compensation in fiscal 2012 are outlined briefly below. Each are described more fully in later sections of this Compensation Discussion and Analysis.

- We had previously implemented a long-term equity compensation program that was predicated on a significant recovery from our long-running litigation against The Boeing Company. The trial court's judgment in this litigation was overturned by the California Court of Appeal in 2012, which resulted in a decrease in the market value of our common stock by more than 50% and created retention challenges that led to an overall review of the long-term equity compensation of our executive officers.
- The 2012 performance-based cash incentive awards for executive officers ranged from 66% to 80% of target based on the achievement level of 2012 stated objectives and individual performance.
- Restricted stock and restricted stock unit awards with share price performance targets were incorporated into the long-term equity compensation program as incentives for building shareholder value through stock price appreciation.

Overview

This compensation discussion and analysis describes the principles underlying our executive compensation program and the important factors relevant to the analysis of the compensation of our "named executive officers." Our named executive officers for 2012 were Mr. Wolff, our Chief Executive Officer; Mr. Neary, our former Chief Financial Officer; and Messrs. Jaffe, Salemme, and Siino, our three other most highly compensated executive officers. This compensation discussion and analysis is limited to a discussion of compensation and other benefits earned by the named executive officers for their performance in fiscal year 2012.

Compensation Philosophy and Objectives

Pendrell believes that the skill, talent, judgment and dedication of its executive officers are critical factors affecting the long-term value of our Company. Therefore, the primary goals for our executive compensation program are to attract and retain qualified executives who are well suited to lead us as we evolve and who are able to contribute to our long-term success, induce performance consistent with clearly defined corporate and individual performance goals, and align our executives' long-term interests with those of our shareholders. We believe our executive compensation program provides a solid framework for implementing and maintaining a balanced approach to compensation, has been instrumental in helping us accomplish our business objectives, and is strongly aligned with the long-term interests of our shareholders. In more detail, our compensation program is designed to:

- provide a balance between fixed and variable compensation elements that are established at sufficient levels to discourage excessive risk-taking;
- attract and retain individuals with the leadership abilities and skills to successfully execute our business strategy and build long-term shareholder value;

- encourage and reward outstanding initiative, achievement and teamwork and motivate individuals to perform at their highest level;
- reflect varying degrees of executive responsibility, accountability and impact on our business;
- provide compensation and incentive packages to our executives that are competitive with our peer companies;
- emphasize performance-based pay that aligns incentives with our strategic objectives; and
- provide a meaningful ownership stake to appropriately align executive interests with shareholder interests.

Role of the Compensation Committee

The Compensation Committee of the Board of Directors is responsible for the oversight of our executive compensation program. Each director who served on the Compensation Committee in 2012 was, and each current member of the Compensation Committee is, a non-employee director within the meaning of SEC Rule 16b-3, an outside director within the meaning of IRC Section 162(m) of the Internal Revenue Code of 1986, as amended, and an independent director under Nasdaq stock exchange listing rules. The Compensation Committee's purpose is to discharge the Board's responsibilities relating to compensation of our executive officers and to adopt policies that govern our compensation and benefit programs in a manner that supports our business strategy. The Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs, including:

- periodically reviewing and establishing the agreements with, and compensation of, our executive officers;
- establishing and periodically reviewing the operation and administration of our executive compensation programs;
- carrying out duties assigned to the Compensation Committee under any equity compensation plan or other incentive compensation plan, including granting equity awards to our executive officers; and
- performing other duties as assigned by the Board of Directors.

The Compensation Committee may delegate authority to subcommittees, retain or terminate any compensation consultant and obtain advice and assistance from internal or external legal, accounting or other advisers.

Say on Pay Feedback from Shareholders

Shareholders holding over 96% of the votes cast at our 2012 annual meeting of shareholders approved, on an advisory basis, the compensation of our named executive officers. The Compensation Committee reviewed the vote of the shareholders and, based in part on the significant level of shareholder support, made no changes to our executive compensation policies or decisions as a result of the vote. We hold an advisory vote on executive compensation each year, and the next advisory vote will be held at the 2014 annual meeting of shareholders.

Role of Compensation Committee Consultants in Compensation Decisions

The Compensation Committee periodically engages independent compensation consultants to provide assistance and advice as it discharges its responsibilities under its written charter. The duties of compensation consultants engaged by the Compensation Committee may include periodically reviewing our compensation programs to confirm that they are consistent with our executive compensation philosophy and objectives established by the Compensation Committee. Compensation consultants may also advise the Compensation Committee on emerging trends and issues related to the compensation of executive officers and provide recommendations on the appropriate composition of peer group and market data sources to be used by the Compensation Committee as reference points for executive compensation decisions. In 2012, the Compensation Committee retained Barney & Barney as its independent third party consultant to provide advice and recommendations in connection with the establishment of the overall compensation of our named executive officers. The Compensation Committee also retained Farient Advisors as its independent compensation consultant to provide advice and recommendations with respect to the long-term equity incentive compensation of our named executive officers. During 2012, the Compensation Committee reviewed and assessed the independence of Barney & Barney and Farient in accordance with the factors set forth in the SEC and Nasdaq rules regarding compensation committee advisor independence and determined that these advisors are independent and no conflict of interest exists as a result of the retention of these advisors as independent compensation consultants in 2012.

Role of Management in Compensation Decisions

Our Chief Executive Officer periodically assesses the performance of our executive officers other than himself and makes recommendations to the Compensation Committee regarding the compensation of such executive officers. In 2012, Mr. Wolff conducted an assessment of the overall performance of each of our executive officers (other than himself) that was based on the evaluation of each executive officer's contributions toward the achievement of our business and strategic objectives during the preceding year, as well as the executive officer's effectiveness in overseeing the function for which the executive officer is responsible. Our Chief Executive Officer periodically makes recommendations to the Compensation Committee regarding base salaries, bonus targets and actual payments, performance goals and equity compensation awards for executive officers other than the Chief Executive Officer. The Compensation Committee may consider these recommendations and the recommendations provided by independent compensation consultants, but the Compensation Committee has final authority to exercise its discretion in setting compensation amounts or awards for our named executive officers and is bound by neither the recommendations of the Chief Executive Officer nor those of any independent compensation consultant.

Peer Companies and Benchmarking

Our human resources staff periodically obtains executive compensation data from outside compensation consultants and/or salary surveys that reflect a peer group of other similarly situated companies and considers this data when making recommendations to the Compensation Committee regarding employment offers to and compensation packages for our executive officers.

2012 Chief Executive Officer Compensation. The primary foundation for the establishment of the compensation of Mr. Wolff in 2012 was compensation data for the chief executive officers of a peer group of 11 companies in the technology and intellectual property industries (the "Compensation Peer Group"). The Compensation Peer Group was originally developed by Barney & Barney in 2011, based on data compiled from Equilar, a leading provider of executive compensation data, and refined by Barney & Barney at the end of 2011 to reflect Pendrell's establishment as a fully integrated intellectual property investment and advisory firm. The companies in the Compensation Peer Group are:

Acacia Research Corporation
DTS, Inc.
InterDigital, Inc.
Rovi Corporation
Tessera Technologies, Inc.
VirnetX Holding Corporation
Dolby Laboratories, Inc.
Immersion Corporation
Rambus Inc.
RPX Corporation
TiVO Inc.

2012 Named Executive Officer Compensation – Other than the Chief Executive Officer. In determining the 2012 compensation of our named executive officers other than the Chief Executive Officer, the Compensation Committee considered data from the Radford Global Technology Survey for technology companies with revenues that are comparable to those we are targeting in the near future (the "Radford Survey"). The Radford Survey was developed by Radford, an Aon Hewitt company that is a leading provider of executive compensation consulting and benchmarking services for technology companies.

In determining the long-term equity compensation of our named executive officers, including our Chief Executive Officer, the Compensation Committee considered data provided by Farient Advisors as described below under the caption *"Long-Term Equity Incentive Compensation."*

In order to retain the best talent, and to reward superior performance, our Compensation Committee does not rigidly apply competitive compensation data. Instead, the Compensation Committee generally benchmarks median cash compensation for our named executive officers between the 50th and 75th percentiles of the cash compensation paid to executives at peer companies. Actual cash compensation paid may be above or below the targeted range due to a number of factors, including but not limited to Company and individual performance, differences in responsibilities between executives at peer companies, executives' prior experience and experience and tenure with the Company, executives' performance, and contributions relative to other executives at the Company. The Compensation Committee also benchmarks median equity compensation for executives at the 50th percentile of the equity compensation paid to executives at peer companies. As with cash compensation, the value of equity compensation grants to particular executives may be above or below the targeted range due to the factors listed above, as well as perceived limitations in the compensation survey data as it relates to equity compensation, executives' potential future contributions to us, executives' expected tenure, and the retention value, or holding power, of existing equity compensation grants.

Elements of Compensation

Our 2012 executive compensation program consisted of the following primary elements: base salary, short-term performance-based cash incentive compensation and long-term equity incentive compensation awards. Each element is designed to achieve one or more of our performance, retention, and alignment goals as described below.

Compensation Element	Designed to Reward	Relationship to Compensation Philosophy
Annual Base Salary	Executive officer's experience, responsibilities, and contributions to the Company	Attract and retain talented executives through competitive pay programs
Short-term Performance-based Cash Incentives	Achievement of discretionary corporate and individual performance goals	Motivate executives to achieve and exceed annual business and individual objectives
Long-term Equity Incentives *(options and stock awards)*	Increased shareholder value through the achievement of long-term strategic goals such as revenue growth, return on invested capital and stock price appreciation	Align executive and shareholder interests to optimize shareholder return; motivate executives to achieve and exceed business objectives

Pendrell does not have established programs under which executive perquisites are offered. Pendrell does not offer guaranteed payouts under its performance-based cash incentive compensation program or executive retirement plans that are not provided to the general employee population.

2012 Executive Compensation

General Considerations

In reviewing named executive officers' performance and determining cash and equity compensation awards in 2012, the Compensation Committee focused on each named executive officer's individual responsibilities and performance, as well as our overall performance. The Compensation Committee did not adopt formal guidelines for assessing performance, nor did it apply specific formulae to determine the relative mix of compensation elements. As such, the mix of compensation elements varied from individual to individual. The Compensation Committee also considered the impact of the April 2012 decision of the California Court of Appeal in our litigation with The Boeing Company in determining the equity compensation awards to the named executive officers in the second half of 2012, as described below under the caption *"Long-Term Equity Incentive Compensation."* The market value of our common stock decreased by more than 50% following the appellate court's decision, and this created retention challenges that the Compensation Committee believed were important to address by conducting an overall review of the long-term equity compensation of our executive officers.

In evaluating the performance of our named executive officers in 2012, the Compensation Committee considered each executive's fulfillment of his responsibilities, demonstrated leadership, management experience and effectiveness, in addition to our performance. The recommendations of our Chief Executive Officer were also considered by the Compensation Committee in the evaluation of the performance of our named executive officers other than the Chief Executive Officer. Specific factors affecting compensation decisions for our named executive officers included:

- achievement of strategic objectives such as the development and expansion of our intellectual property investment and advisory business;
- success of integration of the businesses we acquired;
- achievement of specific operational goals, including sustained progress in furtherance of our intellectual property investment and advisory business;
- achievement of financial objectives, including meeting or exceeding revenue and expense goals and ensuring the protection of our tax assets;
- demonstrated leadership through the establishment and maintenance of productive and effective working relationships with other employees; and
- resolution of issues related to our legacy satellite operations and assets, including successful disposition of satellite assets and the litigation with Boeing.

In establishing the foregoing objectives, the Compensation Committee recognized the importance of balancing the incentives of our executives to include both financial and strategic milestones as we strive to create shareholder value and position the Company to capitalize on opportunities in the intellectual property space.

The following describes the primary components of our executive compensation program for each of our named executive officers during 2012.

Base Salary

We provide our named executive officers and other employees with base salary to compensate them for services rendered, to meet our objective of attracting and retaining the executive talent needed to run our business, and to mitigate the risks associated with variable cash incentive and equity incentive compensation. Base salaries for named executive officers are determined based on position, responsibility, experience and competitive market data. The Compensation Committee periodically reviews base salaries and makes adjustments from time to time to recognize various levels of responsibility, individual performance, market conditions and internal equity issues.

The annualized base salaries of our current named executive officers at the end of 2012 are set forth below. Actual base salaries earned for our named executive officers in 2012 are reflected in the *"Summary Compensation Table"* beginning on page 39.

Named Executive Officer and Principal Position	2011 Annual Base Salary (as of 12/31/11)	2012 Annual Base Salary (as of 12/31/12)	2013 Annual Base Salary (Current Salary)
Benjamin G. Wolff, President and Chief Executive Officer	$750,000	$750,000	$772,500
Thomas J. Neary, Former Chief Financial Officer	$250,000	$250,000	(1)
Robert S. Jaffe, Vice President, General Counsel and Corporate Secretary	(2)	$350,000	$350,000
R. Gerard Salemme, Executive Vice President and Chief Strategy Officer	$400,000	$400,000	$412,000
Joseph K. Siino, Chief IP Officer	$400,000	$400,000	$418,000

(1) Mr. Neary resigned from his position as Vice President and Chief Financial Officer of the Company effective March 8, 2013. As of March 8, 2013, Mr. Neary was paid an annual base salary of $250,000. Pursuant to a Severance and Release Agreement between the Company and Mr. Neary, Mr. Neary will provide services to the Company as a non-executive employee at this salary through May 31, 2013, and at a rate equal to $10,417 per month through his employment termination date of August 31, 2013.

(2) Mr. Jaffe joined the Company on June 20, 2012.

The annual base salaries of Messrs. Wolff, Salemme and Siino were increased in February 2013 by 3%, 3% and 4.5%, respectively, as part of a company-wide merit review. The annual base salary of Mr. Neary was not adjusted at that time because the Compensation Committee determined that Mr. Neary's salary appropriately reflected his role and responsibilities. The annual base salary of Mr. Jaffe for 2013 was not adjusted because Mr. Jaffe had recently joined us.

Chief Executive Officer. In 2012, the Compensation Committee did not consider a modification to Mr. Wolff's annual base salary. The 2012 salary of Mr. Wolff was originally established in 2011 above the 75th percentile of the annual base salaries paid to chief executive officers in the Compensation Peer Group at the time he became a full-time employee, resulting in a significant reduction in Mr. Wolff's overall cash compensation following his relinquishment of a significant role with Eagle River, our majority shareholder, in order to devote full-time efforts to the Company. The Compensation Committee determined that the base salary of Mr. Wolff was sufficient at this level.

Named Executive Officers Other than the Chief Executive Officer. In 2012, the Compensation Committee considered data from the Radford Survey in determining that no adjustments in the annual base salaries of Messrs. Neary, Salemme and Siino, which were originally established in mid-2011, were necessary. The 2012 salaries of Messrs. Neary and Siino were between the 25th and 50th percentiles, and the salary of Mr. Salemme was above the 75th percentile, of the annual base salaries paid to similarly situated executives as reflected in the Radford Survey. The Compensation Committee determined that the base salary of each of these executive officers was sufficient to retain such executives and to compensate them for their day-to-day roles and responsibilities. The annual base salary of Mr. Jaffe, who joined Pendrell in June 2012, was established at slightly above the 75th percentile of similarly situated executives as reflected in the Radford Survey and was based on his extensive legal experience and the responsibilities that he would assume upon joining Pendrell.

Performance-based Cash Incentive Compensation

In determining the annual discretionary performance-based cash incentive compensation for our named executive officers, the Compensation Committee is generally guided by an assessment of Company and individual performance against our stated objectives. The Compensation Committee holds executives to what it believes are very high standards when awarding cash bonuses and has determined that target payouts will be made only when executive officers consistently meet its very high expectations of performance. In

December 2012, the Compensation Committee, with the recommendations of the Chief Executive Officer for the named executive officers other than the Chief Executive Officer, evaluated our overall performance and the performance of each executive against our stated objectives for 2012.

The Compensation Committee has established the following performance evaluation structure for measuring Company performance and the individual performance of each named executive officer, and considers, but is not bound by, these performance ratings in determining the cash bonus awards to such officers:

Performance Rating Scale	Payout Range
Exceeds Expectations	101% - 125%
Meets Expectations	76% - 100%
Below Expectations	0% - 75%

In determining cash bonuses earned by our named executive officers in 2012, the Compensation Committee assessed performance as a function of: (i) Company and individual performance against our stated objectives for 2012, (ii) our accomplishments during 2012, and (iii) the successful implementation of our strategic plan. The Compensation Committee did not apply rigid formulae or weightings in determining achievement levels against stated objectives, and exercised discretion in determining the payout amount for each named executive officer. Our stated objectives for 2012 included the achievement of budgeted revenue and operating expense goals, the hiring of personnel to fill key positions in the organization, the achievement of strategic transactional objectives related to our intellectual property business, the management and resolution of the Boeing litigation, the disposition of satellite assets at minimal expense to us, and the winding down of all remaining satellite-related operations.

The resulting cash bonuses for 2012 ranged from 66% of target to 80% of target (with targets established in the employment letter agreements of our named executive officers). The variances in the bonus payments resulted from the Compensation Committee's subjective determinations regarding how the Company performed with respect to areas managed primarily by each executive officer and the extent to which each executive officer contributed to the accomplishment of our 2012 objectives.

The performance-based cash incentive compensation awarded to our named executive officers for 2012 was as follows:

Named Executive Officer	2012 Annualized Target Bonus ($)(1)	2012 Annualized Target Bonus as a Percentage of Annual Base Salary	2012 Actual Bonus ($)
Mr. Wolff	750,000	100%	600,000
Mr. Neary	125,000	50%	82,500
Mr. Jaffe	175,000	50%	74,208(2)
Mr. Salemme	400,000	100%	320,000
Mr. Siino	300,000	(3)	198,000

(1) Reflects target annual cash incentive compensation for 2012 as set forth in the employment letter agreement between the Company and each executive officer.
(2) Reflects prorated bonus earned by Mr. Jaffe for a partial year of service between June 20, 2012 and December 31, 2012.
(3) Effective upon the commencement of his employment in 2011 and for 2012, Mr. Siino's target bonus was established at $300,000. In April 2013, the Compensation Committee determined that Mr. Siino's target bonus is equal to 75% of his annual base salary beginning in 2013.

In March 2013, the Compensation Committee approved our 2013 cash bonus plan (the "2013 Bonus Plan") for employees and executive officers. The 2013 Bonus Plan anticipates the payment of cash awards to participants based on (a) certain financial objectives, including the achievement of consolidated revenue, operating expense and AEBITDA targets as reflected in our 2013 operating plan, as adjusted from time to time based on subsequent acquisitions or investment transactions, (b) strategic business objectives, including acquisitions, investments and similar transactions, (c) the acquisition of additional intellectual property that will enable us to launch additional intellectual property licensing programs, (d) the disposition of certain intellectual property assets, and (e) individual performance for the 2013 calendar year. The Compensation Committee reserves the authority and discretion to modify the performance goals and criteria under the 2013 Bonus Plan and to grant bonuses to participants even if the performance goals are not met. In determining awards under the 2013 Bonus Plan, the Compensation Committee expects to measure Company and individual performance using the same performance rating scale and payout ranges that were utilized in determining performance-based cash incentive compensation awards for 2012.

Long-Term Equity Incentive Compensation

Our long-term incentive program is designed to attract a talented executive team, encourage long-term retention of executive officers and enable us to recognize efforts put forth by executives who contribute to stock price appreciation. We believe the periodic vesting of long-term incentive compensation, which is contingent upon continued employment or the achievement of specific performance criteria, directly aligns executive officer interests with our shareholders' interests by rewarding creation and preservation of long-term shareholder value.

In 2012, the Compensation Committee granted nonqualified stock options, time-based restricted stock and restricted stock unit awards, and performance-based restricted stock and restricted stock unit awards to our named executive officers. Below is a description of each type of award.

Nonqualified Stock Options. A stock option is the right of a recipient to purchase a specified number of shares of our Class A common stock at a price designated on the date of grant. Stock options have value only to the extent the price of our stock on the date of exercise exceeds the stock price on the grant date. The Compensation Committee believes that stock options motivate our executive officers to improve and maintain Company performance, which in turn may drive stock price appreciation and increase the value of any unexercised stock options.

Time-Based Restricted Stock and Restricted Stock Unit Awards. An award of restricted stock (an "RSA") entitles the recipient to receive a specified number of shares of our Class A common stock at the time the award is granted, at no cost to the recipient, but the shares remain subject to forfeiture by the recipient if he or she is not employed with us at the time the restricted stock is scheduled to vest. A restricted stock unit award (an "RSU") is a grant valued in terms of Class A common stock, but unlike an RSA, shares of stock are not issued at the time the RSU is granted. After an RSU grant recipient satisfies applicable vesting requirements, shares of Class A common stock are issued to the award recipient. The Compensation Committee believes that RSAs and RSUs directly link executive officer interests with those of our shareholders because the value of these awards is tied to the market value of our common stock.

Performance-Based Restricted Stock and Restricted Stock Unit Awards. The Compensation Committee believes that the achievement of key corporate goals should directly and materially impact the total compensation opportunity for our named executive officers. Therefore, the Compensation Committee granted a significant portion of each executive's 2012 equity awards in the form of performance-based RSAs and RSUs that vest only upon achievement of what we believe are ambitious net income and stock price goals. The Compensation Committee believes these reflect goals that are aggressive, but are not so high that they encourage risk-taking by an executive or require performance outside of what the Compensation Committee believes is reasonable for the Company.

In February 2012, the Compensation Committee granted time-based stock options and RSAs to our named executive officers other than Mr. Jaffe, who joined us in June 2012, as part of the annual performance evaluation process. In determining to grant a higher ratio of restricted shares to options in February 2012, the Compensation Committee considered the likely time horizon associated with the vesting conditions on the performance-based RSAs granted to the named executive officers in 2011, together with the potential share price volatility relating to the Boeing litigation that had not yet been resolved. In June 2012, the Compensation Committee granted time-based stock options and RSAs, and a performance-based RSA, to Mr. Jaffe at the time he joined us. In August 2012, the Compensation Committee granted time-based stock options and RSUs, and performance-based RSUs, to the named executive officers and other employees of the Company. Of the awards granted in August 2012, 75% were grants of time-based stock options, 12.5% were grants of time-based RSUs, and 12.5% were grants of performance-based RSUs. The vesting criteria applicable to the performance-based RSUs are as follows:

Performance-based RSU Vesting Criteria*	Percent of Award Scheduled to Vest
Achievement of average stock price of $2.00 for 60 calendar days	50%
Achievement of average stock price of $3.00 for 60 calendar days	50%

* These share price targets must be achieved within four years of the grant date and if not achieved, the RSUs will be canceled.

The Compensation Committee determined that the mix of time- and performance-based awards was appropriate to retain the named executive officers and align their interests with the interests of our shareholders.

Prior to launching our intellectual property business, we operated as a satellite communications company. In 2004, litigation commenced between us and The Boeing Company in connection with the development and launch of our satellites and launch vehicles. In February 2009, a California trial court entered judgment in our favor for approximately $603 million and in April 2012, the California Court of Appeal overturned the trial court's judgment. The appellate court's ruling resulted in an immediate decrease in the market value of our common stock by more than 50% and reduced our market capitalization by approximately $350 million. This decrease in stock price materially impacted the value of previously granted stock options and RSAs to our named executive officers and employees, while the loss of the expected capital from the trial court's judgment negatively impacted our future flexibility and potential for growth. The Compensation Committee recognized that the intellectual property business is heavily dependent on skilled and experienced talent, and that the retention of our senior executives who were critical to its long-term success was at risk.

In mid-2012, the Compensation Committee engaged Farient to review and provide recommendations on the long-term equity incentive compensation of our named executive officers and employees. Farient reviewed our equity grant history, equity incentive value, equity grant practices and management share ownership at companies in the Compensation Peer Group. Farient also analyzed incentive allocations in other early stage companies, as well as other publicly-traded companies with market capitalizations and share prices similar to ours. Farient conducted extensive situational modeling of outstanding and future equity grants to the named executive officers under various grant and performance assumptions. Following this analysis, Farient concluded that our current situation in terms of capital, infrastructure and revenue, and the importance of the retention of our senior management team, suggested that equity incentive opportunities for our named executive officers be targeted toward those found in early stage companies.

The Compensation Committee determined the size of the equity awards granted in August 2012 based in part on the scenarios provided by Farient. The Compensation Committee also considered the existing equity holdings of these executives, specifically the retentive value, the opportunity to benefit from future equity appreciation, the vested versus unvested equity holdings of each executive officer, the mix of time-based and performance-based equity awards held by each executive officer, and the equity award guidelines established for executives having similar roles and responsibilities.

The data assembled by Farient suggested that a total equity incentive allocation of between 15% and 20% of our outstanding capital stock was reasonable and appropriate. In determining the total allocation, Farient conducted an analysis of companies traded on major U.S. exchanges having a market capitalization between $250 million and $500 million and a current share price between $1.00 and $3.00. The data also suggested that the Chief Executive Officer receive between 15% and 25% of the total equity incentive allocation.

In 2012, the Compensation Committee awarded the following long-term equity incentive awards to our current named executive officers (see the table captioned *"Outstanding Equity Awards at December 31, 2012"* beginning on page 43 for the grant date, vesting schedule and exercise price applicable to each award):

Named Executive Officer	Stock Options (Time-Based)	Restricted Stock Awards (Time-Based)	Restricted Stock Awards (Performance-Based)	Restricted Stock Unit Awards (Time-Based)	Restricted Stock Unit Awards (Performance-Based)
Mr. Wolff	5,512,500	150,000	—	906,250	906,250
Mr. Neary	273,750	50,000	—	40,625	40,625
Mr. Jaffe	543,750	100,000	150,000	40,625	40,625
Mr. Salemme	425,000	100,000	—	62,500	62,500
Mr. Siino	2,000,000	100,000	—	325,000	325,000

Cancellation of Chief Executive Officer Award. In August 2012, the independent members of the Board of Directors reviewed the performance-based restricted award granted to Mr. Wolff in February 2012. The vesting of 500,000 shares subject to the award was conditioned upon discretionary Board approval following the resolution of our litigation with The Boeing Company. Based on the outcome of the litigation and with the concurrence of Mr. Wolff, the Board determined that the vesting conditions associated with these 500,000 shares of restricted stock would not be satisfied. This determination resulted in the cancellation of the remaining 500,000 unvested shares subject to the award.

Approval of Alternative Vesting Criteria for Performance-based Restricted Stock Awards. In August 2012, the Compensation Committee approved alternative vesting conditions applicable to outstanding performance-based RSAs granted to our named executive officers prior to August 2012. Prior to the approval of the alternative vesting conditions, 25% of these awards were scheduled to vest upon each of the following events: (a) our trailing 12 month net income reaching $50 million, (b) our trailing net income reaching $100 million, (c) our common stock achieving an average closing share price for any 20 consecutive trading days of $4.50 or higher, and (d) our common stock achieving an average closing share price for any 20 consecutive days of $6.00 or higher. These awards will now vest as follows: (a) 50% of the awards will vest on the earlier of (i) our trailing 12 month net income reaching $50 million, and (ii) our common stock achieving an average price of $2.00 for 60 calendar days; and (b) 50% of the awards will vest on the earlier of (i) our trailing 12 month net income reaching $100 million, and (ii) our common stock achieving an average price of $3.00 for 60 calendar days. In approving the alternative vesting criteria for these awards, the Compensation Committee desired to achieve alignment with the share price performance targets applicable to the performance-based RSUs granted in August 2012, which were established following the appellate court's decision in the Boeing litigation and were deemed by the Compensation Committee to be challenging but achievable, while retaining the original performance incentives that were based on the achievement of net income targets.

Compensation Mix

For 2012, the mix of the total compensation elements for each of our named executive officers was as follows:

Percent of Total 2012 Compensation

Named Executive Officer	Base Salary and Other Compensation	Annual Cash Incentive Compensation	Equity and Long-Term Incentive Awards
Mr. Wolff	11%	8%	81%
Mr. Neary	34%	11%	55%
Mr. Salemme	28%	22%	50%
Mr. Siino	15%	7%	78%
Mr. Jaffe	22%	8%	70%

The allocation of a significant portion of the total compensation of our named executive officers in the form of equity incentive awards reflects our philosophy that a substantial portion of total compensation should be delivered in the form of contingent compensation to align the interests of our named executive officers with those of our shareholders.

Other Compensation

Employment, Severance and Change in Control Arrangements

Each named executive officer is employed at will. We issued employment letters to each of our named executive officers when they were hired that contain general employment terms and, in the case of Messrs. Wolff, Salemme and Jaffe, certain benefits payable in connection with a termination of employment under certain circumstances, such as termination without "cause," as specified in their employment letters. The terms of these arrangements are described in further detail in the section below captioned *"2012 Potential Payments upon Termination or Change in Control"* beginning on page 45. These severance benefits are intended to ensure that key executives are focused on our goals and objectives, as well as the interests of our shareholders, by removing uncertainties related to unexpected termination of employment. The named executive officers are also subject to certain confidentiality, noncompetition and non-solicitation obligations as set forth in our standard form of employee intellectual property agreement.

In addition, all equity awards granted to our named executive officers and non-executive employees under the 2000 Plan provide for 100% vesting acceleration in the event we are subject to a change in control and the equity obligation is not assumed, continued or substituted by the acquiring company. Under the Pendrell Corporation 2012 Equity Incentive Plan (the "2012 Plan"), the vesting of an equity award may accelerate upon a change of control if such acceleration is contemplated by the agreement evidencing an award, but in the absence of such provision, no such acceleration will occur. The vesting of an equity award granted pursuant to the 2012 Plan may also be accelerated in the event of certain corporate transactions, including certain sales or dispositions of assets or securities, mergers, consolidations or similar transactions unless otherwise provided in the agreement evidencing an equity award or any other written agreement between us and the holder of such equity award, or unless otherwise expressly provided by the plan administrator of the 2012 Plan at the time an equity award is granted.

Pursuant to the Membership Interest Purchase Agreement dated as of June 17, 2011 relating to our acquisition of Ovidian Group, LLC, a portion of the consideration paid by us to Mr. Siino in exchange for his Ovidian membership interests is subject to certain vesting conditions that are based on Mr. Siino's continued employment with us through certain dates.

Benefits

We believe benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in the same benefit programs offered to other employees. These programs include medical, dental, vision, group life, accidental death and dismemberment, and disability insurance; an elective health care savings account (beginning in 2013); a transportation subsidy or paid parking, as applicable; paid time off; and holiday pay. The same contribution amounts, percentages and plan design provisions are generally applicable to all employees.

Our employees, including the named executive officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S.-based employees are able to contribute a portion of their cash compensation (including base salary and overtime pay) on a before-tax basis, up to the limit prescribed each year by the Internal Revenue Service. We match 100% of the first 3% of pay and 50% of the next 2% of pay that is contributed to the 401(k) savings plan. All employee contributions, as well as matching contributions made by Pendrell, to the 401(k) savings plan are fully vested upon contribution. Our executive officers participate in the benefit programs described above on the same basis as our other employees.

We have no defined benefit pension plans or supplemental retirement plans for executives.

Perquisites and Personal Benefits

We may offer other benefits to our employees and executive officers from time to time, including relocation assistance, which benefits are typically offered to help us compete more effectively to attract or retain an executive officer. In December 2012, Mr. Siino relocated to the state of Washington and is now based at our corporate headquarters located in Kirkland, Washington. To facilitate this transition, we agreed to reimburse Mr. Siino for household moving expenses in the amount of $6,000 and the associated income tax liability in the amount of $2,909.

In April 2013, the Compensation Committee adopted a Pre-Approval Policy for Nominal Payments pursuant to which the Compensation Committee has delegated authority to each of the Chief Executive Officer and the Chairman of the Compensation Committee to approve certain nominal payments to our executive officers from time to time. Our Chief Executive Officer is authorized to approve nominal payments to our executive officers (not including the CEO) up to an aggregate amount of $10,000 per year, per executive officer. The Chairman of the Compensation Committee is authorized to approve nominal payments to our executive officers up to an aggregate amount of $25,000 per year, per executive officer (when aggregated with any nominal payments approved by the CEO). These payments may include, without limitation, relocation assistance, transportation benefits, length of service awards, achievement awards and certain other payments.

Taxation of "Parachute" Payments and Deferred Compensation

Sections 280G and 4999 of the Internal Revenue Code (the "Code") provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code ("Section 409A") also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Section 409A. We do not provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any liability that he or she might owe as a result of the application of Sections 280G or 4999 of the Code. The employment letters with Messrs. Wolff and Salemme allow us to accelerate severance payments to the extent necessary to comply with Section 409A and Mr. Wolff's employment letter provides for a gross up for all taxes or other payments that may be due pursuant to Section 409A.

Other Policies and Considerations

Assessment of Risk in our Compensation Program

The Compensation Committee has reviewed the various design elements of our compensation program and believes that the annual and long-term equity incentive compensation programs for our executive officers appropriately focus these individuals on our current and future business needs without encouraging undue risk-taking. The Compensation Committee periodically assesses our compensation program to monitor and mitigate risk. This ongoing assessment includes consideration of the primary design features of the compensation plans, monitoring compliance with our code of ethics, structuring executives' pay to include both fixed and variable compensation, and retaining broad discretion over the award of annual performance-based cash incentive compensation. We believe that our compensation policies and practices for all employees, including named executive officers, do not create risks that are reasonably likely to have a material adverse effect on us.

Stock Ownership Guidelines

We currently do not require our executive officers to own a particular amount of our stock. The Compensation Committee is satisfied that stock and other equity holdings of our executive officers are sufficient at this time to provide appropriate motivation and to align the long-term interests of our executives with those of our shareholders. However, we may in the future require our executive officers to own a particular amount of our stock.

Policies Regarding Granting of Equity Awards

We do not have any program, plan or obligation that requires the granting of stock options or other equity awards to any executive officer on specified dates, or that requires the named executive officers to hold stock options, restricted stock or restricted stock units beyond their vesting dates. All stock options are granted with exercise prices that are equal to the last sale price of our Class A common stock as reported on the Nasdaq Stock Market on the respective date of grant. The Compensation Committee typically grants equity awards to executive officers at its scheduled meetings or by unanimous written consent. The Compensation Committee may authorize the future grant of an equity award to an executive officer in advance of the commencement of such officer's employment by us, in which case the Compensation Committee's approval of the award is subject to and effective on the date of hire or on the 15th day of the month that falls on or follows an executive officer's employment start date.

Our Board of Directors has authorized our Chief Executive Officer, who is also a member of our Board of Directors, to grant equity awards to certain newly hired employees and consultants, subject to certain limitations, as follows:

- the awards will be granted on the 15th day of the month following an individual's employment start date;
- the individual cannot report directly to the Chief Executive Officer or be subject to Section 16 reporting requirements;
- the total number of shares granted under all awards to an individual during a single period may not exceed certain levels, as approved in advance by the Compensation Committee; and
- the total number of shares granted under all awards by the Chief Executive Officer during a calendar year may not exceed 1,000,000 shares.

Each stock option must have an exercise price equal to the closing share price on the date of grant. We do not have either a policy or practice in place to grant equity awards that are timed to precede or follow the release or withholding of material nonpublic information.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code ("Section 162(m)") generally disallows an income tax deduction to publicly traded companies for compensation over $1.0 million paid to the Chief Executive Officer or any of our other four most highly compensated executive officers. Under Section 162(m), we may deduct compensation in excess of $1.0 million if it qualifies as "performance-based compensation," as defined in Section 162(m). Stock options granted under our Company's equity plans will qualify as performance-based compensation and be exempt from the Section 162(m) deductibility limit provided these stock options are approved by the Compensation Committee and granted in compliance with the requirements of Section 162(m). The Compensation Committee believes that in certain circumstances factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of us and our shareholders. Given our changing focus and its tax assets, as well as the competitive market for outstanding executives, the Compensation Committee believes that it is important for it to retain the flexibility to design compensation programs consistent with our overall executive compensation program, even if some executive compensation is not fully deductible by us. Accordingly, the Compensation Committee may from time to time approve elements of compensation for certain officers that are not fully deductible, and reserves the right to do so in the future when appropriate.

Policies on Hedging Economic Risk

No director or officer designated by our Board of Directors as a "reporting person or insider" may engage in any transaction involving our securities or securities of certain companies with whom we transact business (including a stock plan transaction such as an option exercise, a gift, a loan or pledge or hedge, a contribution to a trust, or any other transfer), without first obtaining pre-clearance of the transaction from our legal department.

Recovery of Incentive-Based Compensation

We recognize that our compensation program will be subject to the forthcoming rules and regulations to be promulgated by the SEC as a result of Section 954 of the Dodd-Frank Act, which directs the SEC to issue rules prohibiting the listing on any national securities exchange of companies that do not adopt a policy providing for the recovery from any current or former executive officer of any incentive-based compensation (including stock options) awarded during the three-year period prior to an accounting restatement resulting from material noncompliance of the issuer with financial reporting requirements. We intend to adopt such a "clawback" policy which complies with all applicable standards when such rules become available.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2012 with Pendrell's management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in Pendrell's proxy statement relating to the 2013 annual meeting of shareholders.

COMPENSATION COMMITTEE

Mr. H. Brian Thompson, (Chair)
Mr. Richard P. Fox
Mr. Stuart M. Sloan

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers during 2012, 2011 and 2010, whether or not such amounts were paid in such year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Benjamin G. Wolff	2012	750,000	—	2,208,500	3,640,125	600,000	10,388	7,209,013
President and Chief	2011	621,609	1,250,000	—	1,320,500	—	34,345	3,226,454
Executive Officer	2010	500,000	500,000	2,320,000	2,040,000	—	30,000	5,390,000
Thomas J. Neary(5)	2012	250,000	—	213,250	200,738	82,500	10,388	756,876
Former Vice President and	2011	110,953	55,822	—	187,500	—	4,212	358,487
Chief Financial Officer	2010	—	—	—	—	—	—	—
R. Gerard Salemme(6)	2012	400,000	—	389,000	314,250	320,000	5,054	1,428,304
Chief Strategy Officer,	2011	294,680	707,946	482,500	1,637,000	—	34,341	3,156,467
Executive Vice President	2010	—	—	—	—	—	—	—
Joseph K. Siino(7)	2012	400,000	—	914,000	1,338,000	198,000	19,297	2,869,297
Chief IP Officer	2011	213,846	185,000	—	2,390,000	—	4,224	2,793,070
	2010	—	—	—	—	—	—	—
Robert S. Jaffe(8)	2012	185,769	—	284,750	323,438	74,208	5,959	874,124
Vice President, General	2011	—	—	—	—	—	—	—
Counsel and Corporate Secretary	2010	—	—	—	—	—	—	—

(1) The amounts reported in this column for 2010 and 2011 represent discretionary cash bonus awards.

(2) Reflects the aggregate grant date fair value of awards granted in the year shown, computed in accordance with applicable accounting guidance for stock and option awards granted during each year, rather than an amount paid to or realized by an executive officer. These equity grants are described under *"Compensation Discussion and Analysis"* above and in the *"2012 Grants of Plan-Based Awards"* and *"Outstanding Equity Awards at December 31, 2012"* tables below.

Values not included in the table: In 2011, the Compensation Committee approved awards to the executives listed below with vesting tied to Company performance. On the grant date, achievement of the conditions was not deemed probable, and accordingly, pursuant to the SEC's disclosure rules, no value is included in the table for these awards. Below are the fair values of such awards at grant date assuming achievement of the highest level of performance condition.

Name	2011 Performance Based Restricted Stock Awards ($)	2011 Performance Based Stock Appreciation Awards ($)
Benjamin G. Wolff	2,641,000	—
Thomas J. Neary	384,000	—
R. Gerard Salemme	1,946,000	—
Joseph K. Siino	—	1,826,000

We have disclosed the assumptions made in the valuation of the restricted stock and option awards under Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The amounts reported do not reflect the compensation actually received by our named executive officers. There can be no assurance that stock options will be exercised (in which case no value will be realized by the individual) or that the value on vesting of exercise will approximate the compensation expense recognized by the Company.

(3) The amounts reported in this column represent cash incentive compensation that is based on performance in 2012. This performance-based cash incentive compensation is discussed in further detail under *"Compensation Discussion and Analysis"* beginning on page 25.

(4) Amounts reported for 2010, 2011 and 2012 that represent *"All Other Compensation"* for each of the named executive officers are described in the table below captioned *"Detail of 'All Other Compensation' in the Summary Compensation Table."*

(5) Mr. Neary joined us as our Vice President and Chief Financial Officer in July 2011. Mr. Neary resigned from the position of Vice President and Chief Financial Officer effective March 8, 2013.

(6) Mr. Salemme joined us as our Chief Strategy Officer in March 2011.

(7) Mr. Siino joined us as our Chief IP Officer in June 2011.

(8) Mr. Jaffe joined us as our Vice President, General Counsel and Corporate Secretary in June 2012.

Detail of "All Other Compensation" in the Summary Compensation Table

Name	Year	Company Contribution 401(k) Plan ($)(1)	Term Life Insurance Premium ($)	Taxable Relocation Benefits ($)	Tax Gross-Up Payment Related to Relocation Benefits ($)	Former Subsidiary Board Service ($)(2)	Total ($)
Mr. Wolff	2012	10,000	388	—	—	—	10,388
	2011	4,083	262	—	—	30,000	34,345
	2010	—	—	—	—	30,000	30,000
Mr. Neary	2012	10,000	388	—	—	—	10,388
	2011	4,083	129	—	—	—	4,212
	2010	—	—	—	—	—	—
Mr. Salemme	2012	4,666	388	—	—	—	5,054
	2011	4,083	258	—	—	30,000	34,351
	2010	—	—	—	—	—	—
Mr. Siino	2012	10,000	388	6,000	2,909	—	19,297
	2011	4,083	141	—	—	—	4,224
	2010	—	—	—	—	—	—
Mr. Jaffe	2012	5,833	126	—	—	—	5,959
	2011	—	—	—	—	—	—
	2010	—	—	—	—	—	—

(1) Under Pendrell's 401(k) plan, Pendrell matches 100% of the first 3% and 50% of the next 2% of pay that is contributed to the plan. Matching contributions by Pendrell are immediately vested.

(2) Represents compensation paid to Mr. Wolff in each of 2010 and 2011, and to Mr. Salemme in 2011, for service on the board of directors of DBSD North America, Inc., our former subsidiary.

2012 Grants of Plan-Based Awards

The following table provides information concerning the equity awards and cash incentive compensation earned by each of our named executive officers in 2012.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target($)(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Benjamin G. Wolff	02/15/12	02/07/12	750,000	150,000(4)			396,000
	02/15/12	02/07/12			75,000(5)	2.64	105,750
	08/24/12	08/09/12			5,437,500(6)	1.21	3,534,375
	08/24/12	08/09/12		906,250(7)			1,096,563
	08/24/12	08/09/12		906,250(8)			715,938
Thomas J. Neary(12)	02/15/12	02/07/12	125,000	50,000(4)			132,000
	02/15/12	02/07/12			30,000(5)	2.64	42,300
	08/24/12	08/09/12			243,750(6)	1.21	158,438
	08/24/12	08/09/12		40,625(7)			49,156
	08/24/12	08/09/12		40,625(8)			32,094
R. Gerard Salemme	02/15/12	02/07/12	400,000	100,000(4)			264,000
	02/15/12	02/07/12			50,000(5)	2.64	70,500
	08/24/12	08/09/12			375,000(6)	1.21	243,750
	08/24/12	08/09/12		62,500(7)			75,625
	08/24/12	08/09/12		62,500(8)			49,375
Joseph K. Siino	02/15/12	02/07/12	300,000	100,000(4)			264,000
	02/15/12	02/07/12			50,000(5)	2.64	70,500
	08/24/12	08/09/12			1,950,00(6)	1.21	1,267,500
	08/24/12	08/09/12		325,500(7)			393,250
	08/24/12	08/09/12		325,500(8)			256,750
Robert S. Jaffe	07/15/12	06/08/12	175,000	150,000(9)			100,500
	07/15/12	06/08/12		100,000(10)			103,000
	07/15/12	06/08/12			300,000(11)	1.03	165,000
	08/24/12	08/09/12			243,750(6)	1.21	158,438
	08/24/12	08/09/12		40,625(7)			49,156
	08/24/12	08/09/12		40,625(8)			32,094

(1) There are no threshold or maximum payouts under the Company's 2012 performance-based cash incentive compensation plan. The actual amounts paid for 2012 are shown in the *"Non-Equity Incentive Plan Compensation"* column of the *"Summary Compensation Table"* on page 39. These awards are described in further detail under *"Compensation Discussion and Analysis"* beginning on page 25.

(2) The exercise price is equal to the closing price of our Class A common stock on the grant date, as reported on Nasdaq.

(3) The amounts reported in this column reflect the aggregate grant date fair value of the awards granted in 2012, determined in accordance with financial statement reporting rules rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions, see Note 8 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2012. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of Pendrell Class A common stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following the exercise of the option do not include the option exercise price.

(4) The restricted stock award vests in four equal annual installments beginning February 15, 2013.
(5) The stock options vest in four equal annual installments beginning February 15, 2013.
(6) The stock options vest in four equal annual installments beginning August 24, 2013.
(7) The restricted stock units vest in four equal annual installments beginning August 24, 2013.
(8) The restricted stock units will vest as to (a) 50% of the shares when the average closing share price of our Class A common stock for any 60 consecutive calendar days, as reported on Nasdaq, is $2.00 or higher; and (b) 50% of the shares when the average closing share price of our Class A common stock for any 60 consecutive calendar days, as reported on Nasdaq, is $3.00 or higher. If either or both of the performance targets are not met within four years, the unvested restricted stock units will be forfeited.
(9) This performance-based restricted stock award will vest as to (a) 50% of the shares on the earlier of (i) when our trailing 12-month net income reaches $50 million, and (ii) when the average closing share price of our Class A common stock for any 60 consecutive calendar days, as reported on Nasdaq, is $2.00 or higher; and (b) 50% of the shares on the earlier of (i) when our trailing 12-month net income reaches $100 million, and (ii) when the average closing share price of our Class A common stock for any 60 consecutive calendar days, as reported on Nasdaq, is $3.00 or higher. If any one, or all, of the performance targets are not met within seven years, the unvested portion of the award will be forfeited.
(10) The restricted stock award vests in three substantially equal annual installments beginning June 20, 2013.
(11) The stock options vest in four equal annual installments beginning July 15, 2013.
(12) Mr. Neary resigned from the position of Vice President and Chief Financial Officer of the Company effective March 8, 2013. Mr. Neary will continue to provide part-time consulting services to Pendrell through August 31, 2013. The performance-based restricted stock units granted to Mr. Neary on August 24, 2012 will be canceled on May 31, 2013, unless they vest prior to that date.

Outstanding Equity Awards at December 31, 2012

The following table shows certain information regarding outstanding equity awards at December 31, 2012, for the named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)(1)
Mr. Wolff	30,000(2)	0		4.25	11/14/15	500,000(15)	635,000	950,000(16)	1,206,500
	30,000(2)	0		5.85	10/01/16	150,000(5)	190,500	906,250(17)	1,150,938
	30,000(2)	0		3.50	10/01/17	906,250(6)	1,150,938		
	1,000,000(3)	1,000,000		1.16	02/15/20				
	237,500(4)	712,500		2.78	07/15/21				
	0(5)	75,000		2.64	02/15/22				
	0(6)	5,437,500		1.21	08/24/22				
Mr. Neary(19)	37,500(7)	112,500		2.56	08/15/21	50,000(5)	63,500	150,000(16)	190,500
	0(5)	30,000		2.64	02/15/22	40,625(6)	51,594	40,625(17)	51,594
	0(6)	243,750		1.21	08/24/22				
Mr. Salemme	120,000(2)	0		4.25	11/14/15	187,500(11)	238,125	700,000(16)	889,000
	500,000(8)	0		4.25	11/14/15	100,000(5)	127,000	62,500(17)	79,375
	30,000(2)	0		5.85	10/01/16	62,500(6)	79,375		
	20,000(2)	0		5.90	10/03/16				
	30,000(2)	0		3.50	10/01/17				
	30,000(2)	0		1.01	10/01/18				
	50,000(9)	50,000		1.61	06/30/20				
	15,000(10)	15,000		1.63	10/01/20				
	100,000(11)	300,000		1.93	03/04/21				
	175,000(4)	525,000		2.78	07/15/21				
	0(5)	50,000		2.64	02/15/12				
	0(6)	375,000		1.21	08/24/22				
Mr. Siino	374,998(12)	625,002		2.81	06/17/21	325,000(6)	412,750	325,000(17)	412,750
	0(5)	50,000		2.64	02/15/22	100,000(5)	127,000		
			500,000(13)	6.00	06/17/21				
			350,000(13)	10.00	06/17/21				
	0(6)	1,950,000		1.21	08/24/22				
Mr. Jaffe	0(14)	300,000		1.03	07/15/22	100,000(18)	127,000	150,000(16)	190,500
	0(6)	243,750		1.21	08/24/22	40,625(6)	51,594	40,625(17)	51,594

(1) Represents the closing price of a share of our Class A common stock on December 31, 2012 ($1.27) multiplied by the number of shares or units that have not vested.

(2) Reflects option grants made in connection with services provided as a director prior to joining the Company as an executive officer. The stock options vested in four equal annual installments and were fully vested at December 31, 2012.

(3) The stock options vest in four equal annual installments beginning January 1, 2011.

(4) The stock options vest in four equal annual installments beginning June 17, 2012.

(5) The stock options and restricted stock awards vest in four equal annual installments beginning February 15, 2013.

(6) The stock options and restricted stock units vest in four equal annual installments beginning August 24, 2013.

(7) The stock options vest in four equal annual installments beginning July 21, 2012.

(8) Reflects an option grant made in connection with services provided as a consultant prior to joining the Company as an executive officer.

(9) Reflects option grants made in connection with services provided as a director prior to joining the Company as an executive officer. The stock options vest in four equal annual installments beginning July 30, 2011.

(10) Reflects option grants made in connection with services provided as a director prior to joining the Company as an executive officer. The stock options vest in four equal annual installments beginning October 1, 2011.

(11) The stock options and restricted stock award vests in four equal annual installments beginning March 4, 2012.

(12) The stock options vest as to 25% of the total grant on June 17, 2012, and 1/48 of the stock options vest each month thereafter.

(13) Each of the awards of stock appreciation rights granted to Mr. Siino were awarded at a substantially higher base price than our current stock price and will only vest in the event the Company achieves certain net income goals for a period of two consecutive calendar years, and they can be settled only in cash. In order for Mr. Siino to realize any value from the awards upon achievement of the net income

goals, the Company's stock price must exceed the respective base price of each award. If the performance conditions are not met within seven years, or if the Company's stock price is not in excess of the respective base price at the time such net income goals are achieved, the awards will be forfeited.

(14) The stock options vest in four equal annual installments beginning July 15, 2013.

(15) The restricted stock award vests as to 250,000 of the shares on each of January 1, 2013 and January 1, 2014.

(16) The performance-based restricted stock awards will vest as to (a) 50% of the shares on the earlier of (i) when the Company's trailing 12-month net income reaches $50 million, and (ii) when the average closing share price of the Company's Class A common stock for any 60 consecutive calendar days, as reported on Nasdaq, is $2.00 or higher; and (b) 50% of the shares on the earlier of (i) when the Company's trailing 12-month net income reaches $100 million, and (ii) when the average closing share price of the Company's Class A common stock for any 60 consecutive calendar days, as reported on Nasdaq, is $3.00 or higher. If any one of, or all of, the performance targets are not met within seven years, the unvested awards will be forfeited.

(17) The restricted stock units will vest as to (a) 50% of the shares when the average closing share price of the Company's Class A common stock for any 60 consecutive calendar days, as reported on Nasdaq, is $2.00 or higher; and (b) 50% of the shares when the average closing share price of the Company's Class A common stock for any 60 consecutive calendar days, as reported on Nasdaq, is $3.00 or higher. If either or both of the performance targets are not met within four years, the unvested restricted stock units will be forfeited.

(18) The restricted stock award vests in three substantially equal annual installments beginning on July 15, 2013.

(19) Mr. Neary resigned from the position of Vice President and Chief Financial Officer of the Company effective March 8, 2013. Mr. Neary will continue to provide part-time consulting services to Pendrell through August 31, 2013. 150,000 performance-based restricted shares granted to Mr. Neary on July 21, 2011 and 40,625 performance-based restricted stock units granted to Mr. Neary on August 24, 2012 will be canceled on May 31, 2013, unless they vest prior to that date.

2012 Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options by named executive officers in 2012, and on the vesting during 2012 of restricted stock awards previously granted to the named executive officers.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)(2)**	**Value Realized on Vesting ($)(3)**
Mr. Wolff	30,000	1,200	250,000	640,000
Mr. Neary	—	—	—	—
Mr. Salemme	—	—	62,500	143,750
Mr. Siino	—	—	—	—
Mr. Jaffe	—	—	—	—

(1) Represents the fair market value of the shares acquired upon the exercise of the options on the date of exercise, net of the exercise price associated with acquiring the shares.

(2) Represents the aggregate number of shares vesting, prior to any withholding of shares to satisfy tax withholding obligations.

(3) Represents the number of shares vesting multiplied by the fair market value of Pendrell Class A common stock on the vesting date.

Pension Benefits

During 2012, we did not provide pension benefits for any named executive officer.

Non-Qualified Deferred Compensation

During 2012, we did not provide non-qualified deferred compensation benefits for any named executive officer.

2012 Potential Payments Upon Termination or Change in Control

The following table reflects the amount of compensation that would have been payable to each of the named executive officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 31, 2012, the last business day of the 2012 fiscal year, (2) the price per share of our Class A common stock was $1.27, which was the closing market price on December 31, 2012, and (3) that all cash payments are made in a lump sum.

	Change in Control	Employment Termination Events(1)		
Name	Accelerated Vesting of Equity Awards	Severance Payment(2)	Accelerated Vesting of Equity Awards	Health Insurance Coverage
Mr. Wolff(3)	$1,951,500	$3,000,000	$1,578,844	$47,507
Mr. Neary	$ 190,500	$ —	$ —	$ —
Mr. Salemme	$1,127,125	$ 800,000	$ 136,594	$ —
Mr. Siino	$ —	$ —	$ —	$ —
Mr. Jaffe	$ —	$ 350,000	$ —	$ —

(1) As described above, Messrs. Wolff, Salemme and Jaffe are entitled to certain severance payments in the event their employment is terminated without Cause or if they resign from the Company for Good Reason (as those terms are defined in their employment letters). Messrs. Wolff, Salemme and Jaffe are also entitled to these payments in the event their employment terminates due to Disability (as defined in their employment letters). Severance payments are conditioned upon an executive officer's execution of a separation agreement and release of claims in a form acceptable to the Company. Each executive officer is also subject to certain non-competition and non-solicitation obligations for one year following termination of employment, in addition to confidentiality and non-disparagement obligations. Also, it is generally the Company's practice to pay out accrued but unused paid time off to employees upon termination of employment.

(2) Mr. Wolff's severance payment is equal to two times the sum of his annual base salary ($750,000 as of December 31, 2012) and annual target performance bonus; Mr. Salemme's severance payment is equal to his annual base salary ($400,000 as of December 31, 2012) plus 100% of his annual performance bonus; and Mr. Jaffe's severance payment is equal to his annual base salary ($350,000 as of December 31, 2012).

(3) The total amount Mr. Wolff would be entitled to receive in the event of certain termination events (as set forth in the table above and described below), does not include a gross up amount for taxes that may become due under 409A, to which Mr. Wolff is also entitled if he receives a severance payment.

Change in Control

All equity awards granted to our named executive officers and non-executive employees under the 2000 Plan provide for 100% vesting acceleration in the event the Company is subject to a change in control and the equity obligation is not assumed, continued or substituted by the acquiring company. Under the 2012 Plan, the vesting of an equity award may accelerate upon a change of control if such acceleration is contemplated by the agreement evidencing an award, but in the absence of such provision, no such acceleration will occur. The vesting of an equity award granted pursuant to the 2012 Plan may also be accelerated in the event of certain corporate transactions, including certain sales or dispositions of assets or securities, mergers, consolidations or similar transactions unless otherwise provided in the agreement evidencing an equity award or any other written agreement between the Company and the holder of such equity award, or unless otherwise expressly provided by the plan administrator of the 2012 Plan at the time an equity award is granted.

Termination

Messrs. Wolff, Salemme and Jaffe are the only named executive officers who have severance provisions in their employment letters that may be triggered upon termination of employment. The following descriptions are based upon the terms of each such employment letter.

Benjamin G. Wolff. Mr. Wolff's employment is at-will, and he is subject to termination with or without cause. However, if we terminate Mr. Wolff without Cause, or if he terminates his employment due to Disability or resigns from the Company for Good Reason (as those terms are defined in his employment letter), upon execution of a release of claims, he is entitled to: (i) payment of an amount equal to two times (a) the sum of his base salary then in effect plus (b) 100% of his target bonus; provided that the payments will be accelerated to the extent necessary to comply with Section 409A, plus a full gross up for all taxes and other payments that may be due pursuant to Section 409A; (ii) Company-paid health insurance coverage for up to two (2) years; and (iii) vesting of all options, restricted stock units and shares of restricted stock in which he would have vested had he remained actively employed through the second anniversary of the date of termination (with the exception of the July 5, 2011 grant of performance based restricted stock, the August 24, 2012 grant of performance-based restricted stock units, and any other performance-based equity awards that may be granted to Mr. Wolff after August 24, 2012).

R. Gerard Salemme. Mr. Salemme's employment is at-will, and he is subject to termination with or without cause. However, if we terminate Mr. Salemme without Cause, or if he terminates employment due to Disability or resigns from the Company for Good Reason (as those terms are defined in his employment letter), upon execution of a release of claims, he is entitled to: (i) payment of an amount equal to his base salary then in effect plus 100% of his target bonus (which is currently $412,000); provided that the payments will be accelerated to the extent necessary to comply with Section 409A and (ii) vesting of all options, restricted stock units and shares of restricted stock in which he would have vested had he remained actively employed through the first anniversary of the date of termination (with the exception of the July 5, 2011 grant of performance based restricted stock, the August 24, 2012 grant of performance-based restricted stock units, and any other performance-based equity awards that may be granted to Mr. Salemme after August 24, 2012).

Robert S. Jaffe. Mr. Jaffe's employment is at-will, and he is subject to termination with or without cause. However, if we terminate Mr. Jaffe without Cause, or if he terminates employment due to Disability or resigns from the Company for Good Reason (as those terms are defined in his employment letter), upon execution of a release of claims, he is entitled to payment of an amount equal to his base salary then in effect.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes information, as of December 31, 2012, relating to Pendrell's equity compensation plans pursuant to which grants of stock options, restricted stock, or other rights to acquire shares may be granted from time to time:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	31,238,500	$1.52	18,810,921
Equity compensation plans not approved by security holders	—	$ —	—
Total	31,238,500	$1.52	18,810,921

(1) Excludes 5,155,250 shares subject to restricted stock awards that remain subject to forfeiture and 1,900,000 stock appreciation rights that are settled in cash and do not count toward the number of shares outstanding under the Company's equity compensation plans.

(2) Excludes the impact of 5,155,250 shares subject to restricted stock awards and 4,653,125 shares subject to restricted stock unit awards that have no exercise price.

PROPOSAL 3

RATIFICATION OF THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected the independent registered public accounting firm of Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2013, and has further directed that management submit the selection of the independent auditor for ratification by the shareholders at the Annual Meeting. Deloitte & Touche LLP has audited our financial statements for the years ending December 31, 2003 through December 31, 2012. We expect representatives of Deloitte & Touche LLP to be available at the Annual Meeting to make a statement if they so desire and to be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require shareholder ratification of the selection of Deloitte & Touche LLP as our independent auditor. However, we are submitting the selection of Deloitte & Touche LLP to our shareholders for ratification as a matter of good corporate practice. If our shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditor at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to us for the fiscal years ended December 31, 2012 and 2011 by Deloitte & Touche LLP.

	Fiscal Year Ended December 31,	
	2012	2011
Audit Fees(1)	$557,314	$470,285
Audit-related Fees(2)		8,015
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$557,314	$478,300

(1) Audit Fees consist of fees and expenses for professional services rendered by Deloitte & Touche LLP in connection with: (i) the audit of our annual financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and review of the interim financial statements included in the quarterly reports on Form 10-Q; (ii) the audit of our internal controls over financial reporting; and (iii) services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related Fees consist of fees for assurance and related services rendered by Deloitte & Touche LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees. This category includes fees related to audit and attest services not required by statute or regulations, including accounting and tax due diligence related to mergers, acquisitions and investments, and consultations concerning financial accounting and reporting standards.

Pre-Approval Policies and Procedures

The Audit Committee charter permits the Audit Committee to delegate pre-approval authority to subcommittees consisting of one or more individuals, as well as to pre-approve defined categories of services. However, the Audit Committee has not done so, but has instead pre-approved all audit and non-audit services rendered by Deloitte & Touche LLP as part of the scope of the independent auditor engagement or on a case-by-case basis prior to engagement for service. All of the services provided by Deloitte & Touche LLP in 2012, as described under Audit Fees above, were pre-approved by the Audit Committee.

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2012 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board (United States) ("PCAOB") Audit Standard AU Section 380 Communication with Audit Committees and Rule 2-07 of SEC Regulation S-X. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm their independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Form 10-K for the fiscal year ended December 31, 2012.

AUDIT COMMITTEE

Mr. Richard P. Fox, (Chair)
Mr. Richard P. Emerson
Mr. H. Brian Thompson

The Board of Directors recommends that you vote "FOR" the ratification of the selection of our independent registered public accounting firm.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related-Person Transactions Policy and Procedures

All proposed related-party transactions are subject to review and approval by the Audit Committee. In determining whether to approve or ratify a related-party transaction, the Audit Committee will take into account, among other factors deemed appropriate, whether the related-party transaction is on terms no more favorable to the counterparty than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. To assist with the identification of potential related-party transactions, we solicit information through questionnaires in connection with the appointment of new directors and executive officers and on an annual basis with respect to existing directors and executive officers.

Related Party Transactions

Eagle River Satellite Holdings, LLC ("ERSH"), Eagle River Investments, LLC, Eagle River, Inc. and Eagle River Partners, LLC ("ERP")

ERSH is the company's controlling shareholder. ERSH, together with its affiliates Eagle River Investments, Eagle River, Inc. and ERP (collectively, "Eagle River") holds an economic interest of approximately 33.3% and a voting interest of approximately 65.2% in the Company as of the Record Date.

Effective December 15, 2010 through July 31, 2012, the Company subleased from Eagle River, Inc. the office space for the Company's headquarters in Kirkland, Washington. The sublease was a pass-through agreement, pursuant to which the Company paid rent to Eagle River, Inc. and reimbursed costs and expenses to Eagle River, Inc. that Eagle River, Inc. paid to its third-party landlord. The sublease expired contemporaneously with the expiration of the underlying prime lease in July 2012. Total payments made to Eagle River, Inc. under this agreement during the year ended December 31, 2012 totaled $200,000. Effective August 1, 2012, the Company entered into a new prime lease with the owner of its headquarters facility in Kirkland, Washington.

Indemnification Agreements

Under indemnification agreements between the Company and each of our executive officers and directors, we are required to indemnify such officers or directors, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements that he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Washington law and the Company's Bylaws.

Under an indemnification agreement between the Company and Eagle River Investments, LLC, we are required to indemnify, defend, and hold harmless Eagle River Investments, its affiliates, and their respective members, directors, officers, agents, employees and controlling persons against claims, liabilities, losses, damages and fees and expenses incurred resulting from, or in connection with, the fact that such entity or person is or was a shareholder, director, officer, or employee of the Company or any of its subsidiaries, or based on an alleged breach of his or her fiduciary duty as a director or officer of the Company or any of its subsidiaries. The indemnification obligation is subject to certain exceptions, including losses and damages incurred through certain violations of the U.S. securities laws and damages caused by acts that a court determines to be a breach of fiduciary duties, gross negligence, or willful misconduct. We agreed to advance reasonable costs and expenses incurred for defending any claim upon receipt of an undertaking to repay the advanced amounts if it is ultimately determined the indemnitee was not entitled to indemnification under the agreement.

Under an indemnification agreement with Cascade Investment, we are similarly required to indemnify Cascade Investment, its affiliates (including Mente), and their respective members, directors, officers, agents, employees and controlling persons.

We are also a party to an indemnification agreement with CDR-Satco, Clayton, Dubilier & Rice, LLC, ("CD&R") and The Clayton, Dubilier & Rice Fund VI Limited Partnership which obligates us to indemnify, defend, and hold harmless each of those entities and their respective directors, officers, partners, members, employees, agents and controlling persons under the same general terms as the indemnification agreement with Eagle River Investments, LLC, other than the addition of an obligation to indemnify for any claims arising out of or based upon the provision by CD&R of any consulting services (except to the extent a court finds that any of the indemnitees acted with gross negligence or intentional misconduct).

OTHER BUSINESS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

The information contained above under the captions "Compensation Committee Report" and "Report of the Audit Committee" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that Pendrell specifically incorporates it by reference into such filing.

IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

By Order of the Board of Directors



Robert S. Jaffe
Corporate Secretary

May 14, 2013

A COPY OF PENDRELL'S ANNUAL REPORT ON FORM 10-K FOR THE 2012 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:

CORPORATE SECRETARY
PENDRELL CORPORATION
2300 CARILLON POINT
KIRKLAND, WASHINGTON 98033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-33008

PENDRELL CORPORATION

(Exact name of registrant as specified in its charter)

Washington **(State or other jurisdiction of incorporation or organization)**	**98-0221142** **(IRS Employer Identification No.)**

2300 Carillon Point, Kirkland, Washington 98033
(Address of principal executive offices including zip code)

(425) 278-7100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	**The Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

As of June 30, 2012, the aggregate market value of common stock held by non-affiliates of the registrant was approximately $186,372,229.

As of March 1, 2013, the registrant had 211,677,738 shares of Class A common stock and 53,660,000 shares of Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

Annual Report

PENDRELL CORPORATION

2012 ANNUAL REPORT ON FORM 10-K

INDEX

Annual Report

PART I

This Annual Report on Form 10-K ("Form 10-K") contains certain forward-looking statements regarding future events and our future operating results that are subject to the safe harbors created under the Securities Act of 1933, as amended ("Securities Act"), and the Securities Exchange Act of 1934, as amended ("Exchange Act"). Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified under "Item 1A—Risk Factors." Actual events or results could differ materially due to a number of factors, including those described herein and in the documents incorporated herein by reference.

Item 1. Business.

Pendrell Corporation (formerly ICO Global Communications (Holdings) Limited) ("Pendrell"), together with its consolidated subsidiaries, is referred to as "us," we," or the "Company." Through our subsidiaries, we operate an intellectual property investment, advisory and asset management firm that is focused on developing and implementing strategies to create, acquire, and commercialize intellectual property ("IP") assets. Specifically, we pursue opportunities to identify and commercialize unique, foundational innovations that have the potential to address technology challenges affecting large, global markets.

Pendrell was originally incorporated in 2000 as a Delaware corporation. On November 14, 2012, we reincorporated from Delaware to Washington (the "Reincorporation"). The Reincorporation merely changed our legal domicile. Our consolidated financial condition and results of operations immediately after consummation of the Reincorporation are the same as those immediately prior to the Reincorporation.

Our principal executive office is located at 2300 Carillon Point, Kirkland, Washington 98033, and our telephone number is (425) 278-7100. Our website address is www.pendrell.com. The information contained in or that can be accessed through our website is not part of this Form 10-K.

Overview

We focus on opportunities to invest in high quality, foundational intellectual property, and to make these inventions available to our customers, clients and partners on what we believe are fair, reasonable, and predictable terms. Our transactional expertise, financial resources, industry relationships and tax assets provide us with key competitive advantages that enable us to explore and pursue these opportunities. Our team of experienced professionals, including engineers and lawyers, is critical to our ability to identify and pursue investment opportunities and to create value from our assets. Our team includes six holders of PhDs, fourteen engineers with electrical or mechanical engineering degrees, and eleven recipients of juris doctor degrees. A number of the members of our team are identified as inventors of issued patents, and six have been recognized as global leaders in the intellectual property asset management industry. Most of our employees have significant prior experience in communications and technology companies including AT&T, Clearwire, Intel, Microsoft, Qualcomm, Xerox, and Yahoo.

Our cornerstone IP investments include:

- Our June 2011 acquisition of the Ovidian Group, LLC ("Ovidian"). Ovidian is a well-respected and trusted provider of IP advisory and consulting services to many of the world's leading technology companies. The combination of the Ovidian and Pendrell teams reflects what we believe is an unparalleled depth of expertise in IP, strategic technology transactions, and IP value creation.
- Our October 2011 purchase of a 90.1% interest in ContentGuard Holdings, Inc. ("ContentGuard") where we have partnered with Time Warner to expand and grow the licensing of ContentGuard's industry-leading portfolio of digital rights management ("DRM") technologies. ContentGuard has a heritage of innovation beginning in the early 1990s in Xerox's Palo Alto Research Center, where our foundational DRM technologies were created and incubated. The continuing rapid adoption of

connected devices that deliver secure content bodes well for the continued licensing success of ContentGuard, and our investments in these assets are now being realized. In 2012, we entered into new license agreements with Fujitsu and Pantech covering handset and tablet products, and Sharp Corporation renewed its license for handsets and expanded the agreement to include tablets.

- In addition to ContentGuard, we have acquired more than 1,400 U.S and foreign patents, which originated with some of the world's leading technology firms, including IBM, Philips, and ETRI. With these acquisitions, our patent portfolio has grown to include more than 1,600 issued U.S. and foreign patents, covering digital rights management, wireless handset and infrastructure technologies, e-commerce, mobile applications, video delivery, security and other technologies. Many of the inventions in our portfolio are incorporated into various standards, such as OMA, MPEG, WiFi, Bluetooth, LTE, CDMA, UMTS and others.

We have used, and may continue to use, different structures and forms of consideration for our acquisitions and investments. For example, our acquisitions have included acquisitions of shares of companies as well as direct purchases of assets. We expect to continue to invest our capital in situations where we believe IP is undervalued or is not being fully commercialized. This could include the acquisition of operating companies where we believe IP is a key, but undervalued or underutilized asset of the operating company. Acquisitions or investments may be consummated through the use of cash, equity, seller financing, third party debt, earn-out obligations, revenue sharing, profit sharing, or some combination of two or more of these types of consideration. While we invest considerable resources in the evaluation of opportunities to invest in, develop, commercialize, and monetize IP, we may also pursue acquisition or investment opportunities unrelated to our core IP business where we identify what we believe are unique opportunities to create shareholder value by leveraging our existing assets.

IP Licensing

We acquired a significant portfolio of DRM intellectual property featuring more than 260 issued patents and over 160 pending patent applications worldwide with our acquisition of ContentGuard. Inventions represented by ContentGuard's foundational patents guard against unauthorized duplication and use of digital content that is transferred from a source to one or more devices, such as certain mobile phones, tablets, set top boxes, e-readers, game consoles, DVD players, personal computers and connected televisions. ContentGuard's licensees are manufacturers, distributors and providers of products and services that incorporate our innovations to enable the protection of digital content, including Casio Hitachi Mobile Communications, Fujitsu, LG Electronics, Microsoft Corporation, Nokia, Panasonic, Pantech, Sharp, Sony, Toshiba, Technicolor, S.A., Time Warner and Xerox Corporation.

ContentGuard's foundational DRM technologies were incubated in the 1990s, when ContentGuard was a division of Xerox PARC. Xerox spun ContentGuard into a separate Delaware corporation in 2000 and later divested ownership to Microsoft Corporation, Time Warner, Inc. and Technicolor. As a result of our acquisition, we own 90.1% of ContentGuard and Time Warner, Inc. owns 9.9%.

During 2012, we added to our IP portfolio by acquiring more than 1,400 U.S. and foreign patents in a series of transactions, with the vast majority of these assets having been developed by large, multi-national corporations well known for the quality of the intellectual property they develop.

Our licensing arrangements typically involve the payment of an upfront license fee representing all or a majority of the licensing revenues that will be paid in exchange for a nonexclusive, nontransferable, limited duration license to use specified IP for specified products and/or specified purposes. Historically, the specified products have been primarily cellular handsets. Recently, we have begun to license tablets as well.

Our licensing efforts continue to expand, both through new engagements with prospective licensees in connection with our mobile handset licensing program, as well as through the development of new licensing programs aimed at making our IP available to new segments and products for which we believe our IP is applicable. The duration of licensing negotiations typically ranges from 12-24 months from the inception of discussions. In the event that licensing negotiations cannot be successfully concluded on fair and reasonable terms within that period, we may decide to initiate litigation in order to protect the value of our IP.

Prior to our acquisition of ContentGuard, ContentGuard had never initiated patent infringement litigation against any company that failed to compensate ContentGuard for use of ContentGuard's IP. We intend to be more proactive in protecting our IP when infringing parties are unwilling to enter into what we believe are fair and reasonable licenses, as is the case with our infringement litigation against ZTE Corporation (*see* Item 3 Legal Proceedings).

IP Services

We provide IP valuation services, analysis and strategic advice through our wholly-owned subsidiary, Ovidian. We assist companies with IP portfolio development, strategic assessment of IP assets, IP landscape analyses, IP risk mitigation strategies, and formation and optimization of IP departments. We also work with investors to identify opportunities to create value and manage risk by investing strategically in IP, innovation and other intangible business assets. We are a global service provider, serving large technology clients with operations and intangible assets located throughout the world.

Our service relationships with companies and investors are founded and based heavily on trust. Our clients must trust our discretion, our diligence, our independence, our industry relationships, our knowledge of the attributes and value of IP, and our ability to craft effective IP solutions. In the course of any given project, we may assist with, among other activities, the development and acquisition of patent portfolios, the valuation of IP assets, the generation of licensing revenue, and the use of IP rights for business purposes.

The Ovidian team is also actively engaged in the investigation and analysis of IP investment opportunities on our behalf, as well as the development and implementation of many aspects of our IP business strategies. The amount of consulting revenues generated by Ovidian varies quarter to quarter based on the nature and structure of fee agreements with clients as well as the amount of time the Ovidian team dedicates to supporting internal acquisition, licensing and sale efforts.

Competition

In our efforts to acquire IP, we compete with a number of companies that focus on the acquisition of IP rights. Companies with which we might compete for the acquisition of IP include Acacia Research Corporation, Intellectual Ventures, Mosaid, Rembrandt IP Management, RPX, Unwired Planet, and WiLAN, as well as operating companies that acquire IP to enhance their own IP positions. New buyers continue to enter the market and we anticipate that the competition for IP assets will continue to increase.

Our IP service offerings also face competitive challenges. Some of the same companies that actively pursue the acquisition of IP, such as Rembrandt IP Management, also seek to partner with, or provide advice and services to, organizations wishing to commercialize their intellectual property. We also face competition from consulting companies that focus solely on the provision of services. Examples include Boston Consulting Group, Bain & Company and Red Chalk Group.

We expect to differentiate ourselves from our competitors through our personnel who are knowledgeable and experienced in IP matters, our available capital, our tax attributes, and our relationships with representatives of technology leaders.

Divestiture of Our Satellite Communications Assets

When we were formed in 2000, our intent was to develop and operate a next generation global mobile satellite communications system. Beginning in 2011, we started to divest our satellite business through the sale of some of the assets associated with this business. During 2012, we addressed all remaining vestiges of our legacy satellite communications business, including the sale of our remaining medium earth orbit ("MEO") satellites and related equipment and our real property in Brazil, the transfer to a liquidating trust (the "Liquidating Trust") of certain former subsidiaries associated with the satellite business (the "International Subsidiaries") to address the winding down of the International Subsidiaries, and the settlement of our litigation with The Boeing Company ("Boeing").

In March 2011, we sold our interests in DBSD North America, Inc. and its subsidiaries (collectively referred to as "DBSD") to DISH Network Corporation ("DISH Network) for $325 million and recognized a gain of approximately $301 million associated with the disposition.

The disposal of our satellite assets and the transfer of the International Subsidiaries to the Liquidating Trust resulted in the elimination of approximately $61.9 million in satellite-related liabilities, a one-time $48.7 million gain, and the triggering of tax losses of approximately $2.4 billion, subject to Internal Revenue Code loss recognition provisions, which we believe can be carried forward to offset taxable income for up to 20 years. We recognized approximately $2.1 billion of the tax loss and intend to recognize the remaining $0.3 billion upon the Liquidating Trust's full disposal of the assets of the International Subsidiaries.

Our litigation with Boeing had arisen out of agreements with Boeing for the development and launch of our former MEO satellites and related launch vehicles. In February 2009, the trial court entered judgment in our favor for approximately $603 million. On April 13, 2012, the California Court of Appeal overturned the judgment. The reversal was the culmination of a three year Court of Appeal process. The Court of Appeal also ordered us to reimburse Boeing for its appellate costs. On June 25, 2012, we settled our litigation against Boeing. As part of the settlement, we agreed to withdraw our petition for review to the California Supreme Court in exchange for a $10.0 million payment from Boeing and Boeing's waiver of its right to appellate costs. The settlement agreement and mutual release between ourselves and Boeing fully released and discharged any and all claims between us and Boeing. As a result of the settlement agreement, we recorded a gain of $10.0 million during 2012.

Employees

As of December 31, 2012, on a consolidated basis, we had 46 full-time employees and five part-time employees located in Washington and California.

Available Information

The address of our website is www.pendrell.com. You can find additional information about us and our business on our website. We make available on this website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission ("SEC"). You may read and copy this Form 10-K at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549-0102. Information on the operation of the public reference room can be obtained by calling the SEC at 1-800-SEC-0330. These filings are also accessible on the SEC's website at www.sec.gov.

We also make available on our website in a printable format the charters for certain of our various Board of Director committees, including the Audit Committee, the Compensation Committee and the Governance Committee, and our Code of Conduct and Ethics in addition to our Articles of Incorporation, Bylaws and Tax Benefits Preservation Plan. This information is available in print without charge to any shareholder who requests it by sending a request to Pendrell Corporation, 2300 Carillon Point, Kirkland, Washington 98033, Attn: Corporate Secretary. The material on our website is not incorporated into or part of this Form 10-K.

Item 1A. Risk Factors.

The risks below address some of the factors that may affect our future operating results and financial performance. If any of the following risks develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected.

Risks Related to our Patents and Licensing Activities

Success of our licensing efforts depends on our ability to enter into new license agreements or otherwise enforce our intellectual property rights.

IP licensing revenues are dependent on our ability to enter into new license agreements with, or otherwise enforce our intellectual property rights against, users of our patented inventions. If users refuse to sign or renew license agreements, we may need to resort to litigation or other measures to compel the payment of fair consideration, which may or may not be effective. This risk applies not only to new license agreements, but to certain existing license agreements that have fixed expiration dates. If we fail to sign or renew license agreements on terms that are favorable to us, our business opportunity could be negatively impacted.

The fixed terms of our patents limit our business opportunity.

Our patents have fixed terms. If we fail to develop or acquire new patentable inventions prior to the expiration of our patents, our licensing opportunities will diminish, which could negatively impact our business opportunity.

Our revenues may be derived from a limited number of licensees.

A significant portion of our revenue may come from a limited number of licensees. If we are unable to enter into licenses with licensing prospects, it may negatively impact our business opportunity.

Our licensing cycle is lengthy and costly, and our marketing, legal and sales efforts may be unsuccessful.

We expect to incur significant marketing, legal and sales expenses prior to entering into license agreements and generating license revenues. We will also spend considerable resources educating prospective licensees on the benefits of a license arrangement with us. As such, we may incur significant losses in any particular period before any associated revenue stream begins.

Enforcement proceedings will consume time and increase our operating costs.

If our efforts to educate prospective licensees on the benefits of a license arrangement are unsuccessful, we may need to pursue litigation or other enforcement action to protect our intellectual property rights. We may also need to litigate to enforce the terms of our existing license agreements, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Enforcement proceedings are typically protracted and complex. The costs are typically substantial, and the outcomes are unpredictable. Enforcement actions will divert our managerial, technical, legal and financial resources from business operations.

Our financial and operating results may be uneven.

Our quarterly operating results may fluctuate substantially, depending upon the licensing activity in any given period. As such, our operating results are difficult to predict, and you should not rely on quarterly or annual comparisons of our results of operations as an indication of our future performance. Factors that could cause our operating results to fluctuate during any period or that could adversely affect our ability to achieve our revenue goals include the timing of license and consulting agreements, compliance with such agreements, the terms and conditions for payment of license or consulting fees under those agreements, our ability to protect and enforce our intellectual property rights, changes in demand for products that incorporate our inventions, the time period between commencement and completion of license negotiations, revenue recognition principles, and changes in accounting policies.

Our business could be negatively impacted if our inventions are not incorporated into products.

A substantial portion of our revenues are generated from manufacturers and distributors of products that incorporate our patented inventions. Our business prospects could be negatively impacted if prospective licensees do not include our inventions in their products.

Future innovations could make our inventions obsolete.

Our success depends, in part, on continued demand for products that incorporate our patented inventions. Changes in technology or customer requirements could render our patented inventions obsolete or unmarketable.

Reexamination of our key patents could significantly harm our business.

Our assets include patents that are integral to our business and revenues. Prospective licensees or competitors may challenge the validity, scope, enforceability and ownership of our patents. Their challenges may include reexamination requests in the relevant patent and trademark office. Reexamination proceedings are costly and time-consuming, and we cannot predict their outcome or consequences. Such proceedings may narrow the scope of our claims or may cancel some or all of our claims. If some or all of our patent claims are canceled, we could be prevented from enforcing or earning future revenues from such patents. Even if our claims are not canceled, enforcement actions against alleged infringers may be stayed pending resolution of reexaminations, or courts or tribunals reviewing our patent claims could make findings adverse to our interests based on facts presented in reexamination proceedings. Irrespective of outcome, reexamination challenges may result in substantial legal expenses and diversion of management's time and attention away from our other business operations. Adverse decisions could limit the value of our inventions or result in a loss of our proprietary rights, which could negatively impact our stock price, our results of operations, our cash flows, our business and our financial position.

Delays in issuance of patents could harm our business.

We intend to acquire and pursue additional patents and related intellectual property rights. The number of patent applications has been increasing, which may result in longer delays in obtaining approval of patent applications. The application delays could cause delays in recognizing revenue from these patents and could cause us to miss opportunities to license patents before other competing technologies are developed or introduced into the market.

Changes in patent law could adversely impact our business.

Patent laws may continue to change, and may alter the historically consistent protections afforded to owners of patent rights. Such changes may not be advantageous for us and may make it more difficult to obtain adequate patent protection to enforce our patents against parties using our inventions without a license. Increased focus on the growing number of patent-related lawsuits may result in legislative changes which increase our costs and related risks of asserting patent enforcement actions. For instance, the United States congress is currently considering a bill that would require non-practicing entities that bring patent infringement lawsuits to pay legal costs of the defendants, if the lawsuits are unsuccessful.

Changes of interpretations of patent law could adversely impact our business.

Our success in reexamination and enforcement proceedings relies in part on the uniform and historically consistent application of patent laws and regulations. The courts' interpretations of patent laws and regulations continue to evolve, and the courts may continue to alter or refine their application of laws and regulations. Changes or potential changes in judicial interpretation could have a negative impact on our ability to monetize our patent rights.

Risks Related to our Acquisition Activities

We may over-estimate the value of patent assets.

We purchase patents and related IP rights, from which we intend to generate a return on our investment. We estimate the value of the IP prior to acquisition, using both objective and subjective methodologies. If we over-estimate the value of the acquired IP, we may not generate desired returns on our investment, or we may need to adjust the value of the IP to fair value and record a corresponding impairment charge, either of which could adversely affect our results of operations and our financial position.

We may not capitalize on acquired patent assets.

Even if we accurately value the IP that we purchase, we must succeed in licensing or otherwise monetizing the IP in order to generate a return on our investment. Our success in licensing and otherwise monetizing IP depends on effective efforts of our employees and outside professionals, which typically requires complex analysis, the exercise of sound professional judgment and effective education of prospective licensees. If we do not successfully license or monetize the IP we acquire, we may not generate desired returns on our investment, or we may need to adjust the value of the IP to fair value and record a corresponding impairment charge, either of which could adversely affect our results of operations and our financial position.

We may pursue other acquisition or investment opportunities that do not yield desired results.

We intend to continue to pursue acquisitions that support our business objectives and strategy. Acquisitions are time consuming, complex and costly. The terms of acquisition agreements tend to be heavily negotiated. As a result, we expect to incur significant transactional expenses, regardless of whether or not acquisitions are consummated. Moreover, the integration of acquired companies prompts significant challenges, and we cannot assure that the integration of acquired businesses with our business will result in the realization of the full benefits we anticipate from such acquisitions. Investigating businesses and assets and integrating newly acquired businesses or assets may be costly and time consuming, and such activities could divert our management's attention from other business concerns. In addition, we might lose key employees while integrating new organizations. Acquisitions could also result in potentially dilutive issuances of equity securities or the incurrence of debt, the assumption or incurrence of contingent liabilities, possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could negatively impact our financial position. We might not be successful in integrating acquired businesses, and might not achieve desired revenues and cost benefits.

We rely on representations, warranties and opinions from third parties that might not be accurate.

When we acquire assets or establish relationships with inventors or strategic partners, we may rely on representations and warranties made by third parties. We also may rely on opinions of lawyers and other professionals. We may not have the opportunity to independently investigate and verify the facts upon which such representations, warranties, and opinions are made. By relying on these representations, warranties and opinions, we may be exposed to unforeseen liabilities that could have a material adverse effect on our operating results and financial condition.

Risks Related to our Operations

Our revenues may not offset our operating expenses.

We have increased our expenditures to develop and expand our business, including expenditures to acquire IP assets, develop new solutions and expand the reach and scope of our IP business. We have also incurred, and will continue to incur, additional operating expenses to hire new personnel, including employees for IP services, patent research and analysis, development of reporting systems and general and administrative functions. Our financial position will be negatively impacted if we are not successful in generating revenue that is sufficient to offset these expenses.

Failure to effectively manage our business and our growth could strain our business.

Our success depends, in large part, on continued contributions of our key managers, engineers, consultants, lawyers and finance personnel, many of whom are highly skilled and would be difficult to replace. Our success also depends on our ability to attract, train and retain highly skilled personnel, and on the abilities of new personnel to function effectively, both individually and as a group. We must train our personnel, especially our intellectual property consultants, to respond to and support our customers and licensees. If we fail to do so, it could lead to dissatisfaction among our clients and licensees, which could slow our growth or result in a loss of business. Our senior managers and key personnel are not bound by agreements to remain with us for any specified time period. The loss of any of our senior management or other key personnel could harm our ability to implement our business strategy. Moreover, our growth may strain our managerial and operational resources and systems. If we fail to manage our growth effectively or otherwise strain our relationships with our personnel, our business and financial results may be materially harmed.

Our provision of services could result in professional liability that may damage our reputation.

Our provision of IP-related services typically involves complex analysis and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages or contest its obligation to pay fees. Litigation alleging that we performed negligently or breached any other obligations to a client could expose us to legal liabilities and, regardless of outcome, could be costly, distract our management and damage our reputation.

Rights of minority shareholders may limit future value.

We own 90.1% of ContentGuard. The governing documents for ContentGuard describe certain actions that require unanimous consent of ContentGuard's shareholders. We may enter into investments in the future that involve similar or more restrictive governance provisions. If our interests and the interests of our partners or other shareholders in these investments diverge, it is possible that we may be unable to capitalize on business opportunities or prevented from realizing favorable returns on investments.

If we need financing and cannot obtain financing on favorable terms, our business may suffer.

For the foreseeable future, we expect to rely on payments from clients and licensees and existing cash reserves to finance our operations. However, if we deploy a significant portion of our capital on future acquisitions, or if we encounter unforeseen difficulties in the future that deplete our capital resources more rapidly than anticipated, we may need to obtain additional financing. Financing might not be available on favorable terms, if at all, and may dilute our existing shareholders. If we fail to obtain additional capital as and when needed, such failure could have a material adverse impact on our business, results of operations and financial condition.

Future changes in standards, rules, practices or interpretation may impact our financial results.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These principles are subject to interpretations by the SEC and various accounting bodies. In addition, we are subject to various taxation rules in many jurisdictions. The existing taxation rules are generally complex, voluminous, frequently changing and often ambiguous. Changes to existing taxation rules, changes to the financial accounting standards, or any changes to the interpretations of these standards or rules, or changes in practices under these standards and rules, may adversely affect our reported financial results or the way we conduct our business.

Unauthorized use or disclosure of our confidential information could adversely affect our business.

We rely primarily on a combination of license agreements, nondisclosure agreements, other contractual relationships and patent, trademark, trade secret and copyright laws to protect our confidential and proprietary information, our technology and our intellectual property. We cannot be certain that these protections have not been and will not be breached, that we will be able to timely detect unauthorized use or transfer of our trade secrets or intellectual property, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. If we are unable to detect in a timely manner the unauthorized use or disclosure of our proprietary or other confidential information or if we are unable to enforce our rights under our agreements or applicable laws, the misappropriation of such information could harm our business.

Risks Related to the Tax Losses Generated from Our Former Satellite Communications Business

Our ability to utilize our Net Operating Losses ("NOLs") may be impacted by changes in tax laws.

We generated and now hold substantial NOLs as a result of the disposition of our MEO satellite assets and the divestiture of our International Subsidiaries into the Liquidating Trust. We intend to carry forward these losses to offset current and future income and thus reduce our income tax liability. If tax laws are amended to limit or eliminate the ability to carry forward our NOLs, or to alter income tax rates, the value of our NOLs could be significantly impaired.

Our ability to utilize our NOLs is dependent on avoiding ownership changes.

Under existing provisions of the Internal Revenue Code, if we experience an "ownership change," our ability to use our NOLs will be significantly limited, which will impair the value of our NOLs. Despite our adoption of certain protections against an ownership shift (such as our Tax Benefits Preservation Plan), we cannot control the trading activity of our significant shareholders. If significant shareholders divest their shares an ownership change could occur.

Our ability to utilize our NOLs is dependent on the generation of future income.

Our ability to utilize our NOLs is dependent upon the generation of future taxable income before the expiration of the carry forward period attributable to the NOLs, which begin to expire in 2025.

Risks Related to Our Class A Common Stock

Future sales of our Class A common stock could depress the market price.

The average trading volume of our Class A common stock is historically low. As a result, the market price of our Class A common stock could decline as a result of sales of a large number of shares. These sales might also make it more difficult for us to sell shares in the future at a time and price that we deem appropriate.

The interests of our controlling shareholder may conflict with the interests of other Class A holders.

Eagle River controls approximately 65% of the voting power of our outstanding capital stock. As a result, Eagle River has control over the outcome of matters requiring shareholder approval, including the election of directors, amendments to our governing documents, the adoption or prevention of mergers, consolidations or sales of all or substantially all of our assets, or control changes. Eagle River is not restricted or prohibited from competing with us.

We are a "controlled company" within the meaning of the NASD Marketplace Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Eagle River controls approximately 65% of the voting power of our outstanding capital stock. As a result, we are a "controlled company" within the meaning of the NASDAQ Global Select Market corporate governance standards, and therefore may elect not to comply with certain NASDAQ Global Select Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, and (3) the requirement that director nominees be selected, or recommended for the board of directors' selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process. We do not currently rely on any of these exemptions, but reserve the right to do so in the future. If we choose to do so, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Global Select Market corporate governance requirements.

Our Tax Benefits Preservation Plan, as well as certain provisions in our restated articles of incorporation, may discourage takeovers, which could affect the rights of holders of our Class A common stock.

The Tax Benefits Preservation Plan we have in place is intended to act as a deterrent against any person or group acquiring or otherwise obtaining beneficial ownership of more than 4.9% of our securities without the approval of our board of directors. In addition, our articles of incorporation require us to take all necessary and appropriate action to protect certain rights of our common shareholders that are set forth in articles of incorporation, including voting, dividend and conversion rights and their rights in the event of a liquidation, merger, consolidation or sale of substantially all of our assets. It also provides that we will not avoid or seek to avoid the observance or performance of those rights by charter amendment, entry into an inconsistent agreement or reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution or the issuance or sale of securities. In particular, these rights include our Class B common shareholders' right to ten votes per share on matters submitted to a vote of our shareholders and option to convert each share of Class B common stock into one share of Class A common stock. The provisions of the Tax Benefits Preservation Plan and our articles of incorporation could discourage takeovers of our company, which could adversely affect the rights of our shareholders.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters are located in Kirkland, Washington, where we occupy approximately 8,050 square feet of space as of December 31, 2012. Our experienced IP professionals are located in offices throughout the United States, primarily in California, and we continue to maintain a storage facility in the United Kingdom. Upon expiration of our various leases, we do not anticipate any difficulty in obtaining renewals or alternative space.

The following table lists our leased properties as of December 31, 2012, both in the United States and in the United Kingdom:

Location	Lease Term	Square Footage (Approx.)
Washington D.C.	Expires March 31, 2013	396
El Segundo, CA	Expires May 31, 2014	6,806
Berkeley, CA	Expires March 31, 2015	2,641
Slough, Berkshire, UK.	Expires June 24, 2015	2,685
Berkeley, CA	Expires October 31, 2017	5,671
Kirkland, WA	Expires July 31, 2019	8,050

We believe our facilities are adequate for our current business and operations.

Item 3. Legal Proceedings.

ZTE Enforcement Actions

On February 27, 2012, ContentGuard filed a patent infringement lawsuit against ZTE Corporation and ZTE (USA) Inc. (collectively "ZTE") in the Eastern District of Virginia, in which ContentGuard alleged that the defendants have infringed and continue to infringe six of our patents by making, using, selling or offering for sale certain mobile communication and computing devices. The case was transferred to the federal court in the Southern District of California on May 18, 2012. ContentGuard requested a jury trial and is seeking injunctive relief, damages and pre-judgment and post-judgment interest. On February 12, 2013, ZTE filed petitions for inter partes review of the six asserted patents with the United States Patent and Trademark Office. We cannot anticipate the timing or outcome of either the lawsuit or the United States Patent and Trademark Office review, including possible appeals.

On November 19, 2012, ContentGuard Europe GmbH filed a patent infringement lawsuit against ZTE Corporation and ZTE Deutschland GmbH in Mannheim Regional Court, in which ContentGuard Europe GmbH alleged that the defendants have infringed and continue to infringe two of our patents by making, using, selling or offering for sale certain mobile communication and computing devices. We cannot anticipate the timing or outcome of this lawsuit.

J&J Arbitration

In March 2012, we asserted claims in arbitration in London against Jay and Jayendra (Pty) ("J&J Group"), a South African corporation, to recover approximately $2.7 million in costs that J&J Group was required to reimburse to us pursuant to a MEO satellite asset purchase agreement that was signed in April 2011. The arbitration occurred in September 2012 and in November 2012 the arbitrator issued an award in our favor for approximately $4.2 million, which included the unreimbursed costs plus approximately $1.3 million in attorney fees and costs. Due to the uncertainty of collection from the J&J Group, we have not recognized the gain associated with the award.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Our Class A Common Stock

Our Class A common stock trades on the Nasdaq Global Select Market under the symbol "PCO." Effective July 21, 2011, we changed our name from ICO Global Communications (Holdings) Limited to Pendrell Corporation, and adopted "PCO" as our new ticker symbol. Previously, our Class A common stock traded on the Nasdaq Global Select Market under the symbol "ICOG."

The table below sets forth the high and low sales prices of our Class A common stock in U.S. dollars for each of the periods presented. Stock prices represent amounts published on the Nasdaq Global Select Market. As of March 1, 2013, the closing sales price of our Class A common stock was $1.40 per share.

	2012		2011	
Period	**High**	**Low**	**High**	**Low**
First Quarter	$2.70	$2.30	$3.20	$1.35
Second Quarter	$2.68	$1.05	$3.26	$2.39
Third Quarter	$1.25	$1.00	$3.07	$1.96
Fourth Quarter	$1.27	$1.05	$2.94	$2.09

As of March 1, 2013, there were approximately 325 record holders of our Class A common stock.

Market for Our Class B Common Stock

There is no established trading market for our Class B common stock, of which we have 53,660,000 shares outstanding with two holders of record. Each share of Class B common stock is convertible at any time at the option of its holder into one share of Class A common stock.

Dividends

We have never paid a cash dividend on shares of our equity securities. We do not intend to pay any cash dividends on our common shares during the foreseeable future. It is anticipated that future earnings, if any, from our operations will be used to finance growth.

Unregistered Sales of Equity Securities and Use of Proceeds

On November 26, 2012, Eagle River, Inc. exercised an outstanding warrant to purchase 3,000,000 shares of the Company's Class A common stock at an exercise price of $0.01 per share. On December 11, 2012, The Boeing Company exercised an outstanding warrant to purchase 172,110 shares of the Company's Class A common stock at an exercise price of $0.01. Both warrants had been outstanding since December 2002, contained identical terms other than the number of shares subject to the warrant, and would have expired on December 12, 2012 had they not been exercised prior to such date. We issued these shares in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The issuances of the shares did not involve any general solicitation or general advertising and were made to "accredited investors" who had adequate access to information about the issuer. The shares issued as a result of these warrant exercises are restricted shares under the Securities Act and therefore may be resold only pursuant to an effective registration statement under the Securities Act covering such shares, the sale is made in compliance with the provisions of Rule 144 under the Securities Act, or the sale is otherwise exempt from the registration requirements of the Securities Act.

Use of Proceeds

None.

Issuer Purchases of Equity Securities

None.

Performance Measurement Comparison

The following graph shows the total shareholder return as of the dates indicated of an investment of $100 in cash on December 31, 2007 for: (i) the Company's Class A common stock; (ii) the NASDAQ Composite Index; and (iii) the NASDAQ 100 Technology Sector Index. All values assume reinvestment of the full amount of any dividends; however, no dividends have been declared on our Class A common stock to date.

The stock price performance graph below is not necessarily indicative of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Pendrell Corporation, the NASDAQ Composite Index,
and the NASDAQ 100 Technology Sector Index
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Pendrell Corporation
NASDAQ Composite
NASDAQ 100 Technology Sector

	12/07	12/08	12/09	12/10	12/11	12/12
Pendrell Corporation	100.00	35.53	33.96	47.17	80.50	39.94
NASDAQ Composite	100.00	59.03	82.25	97.32	98.63	110.78
NASDAQ 100 Technology Sector	100.00	55.46	92.79	104.78	107.94	124.54

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included in this Form 10-K.

	Year Ended December 31,				
	2012	2011	2010	2009(1)	2008
	(in thousands, except per share data)				
Revenue(2)	$ 33,775	$ 2,637	$ —	$ —	$ —
Operating expenses:					
Patent administration, litigation and related costs	6,273	193	—	—	—
General and administrative	30,078	21,822	14,392	33,731	46,308
Stock-based compensation	8,597	5,369	1,794	5,072	8,463
Amortization of intangibles	13,471	1,986	—	—	—
Gain on contract settlements(3)/(4)	—	(4,735)	(15,666)	—	—
Research and development	—	—	—	1,644	5,080
Loss on disposal of assets	—	—	—	—	17
Operating expenses, net	58,419	24,635	520	40,447	59,868
Operating loss	(24,644)	(21,998)	(520)	(40,447)	(59,868)
Net interest expense	(2,245)	(4,450)	(4,316)	(36,252)	(36,262)
Gain on deconsolidation of subsidiaries(5)	48,685	—	—	—	—
Gain on settlement of Boeing litigation	10,000	—	—	—	—
Gain associated with disposition of assets(6)	5,599	300,886	—	—	—
Gain on deconsolidation of DBSD	—	—	—	280,971	—
Gain on liquidation of subsidiaries	—	—	2,459	—	—
Other income (expense)	1,588	1,223	(1,094)	(7,286)	(4,175)
Income (loss) before income taxes	38,983	275,661	(3,471)	196,986	(100,305)
Income tax benefit (expense)(7)	1,034	42,925	787	(1,508)	(2,872)
Net income (loss)	40,017	318,586	(2,684)	195,478	(103,177)
Net loss attributable to noncontrolling interest	(67)	(274)	—	—	—
Net income (loss) attributable to Pendrell	$ 40,084	$318,860	$ (2,684)	$195,478	$(103,177)
Basic income (loss) per share attributable to Pendrell	$ 0.16	$ 1.26	$ (0.01)	$ 0.94	$ (0.51)
Diluted income (loss) per share attributable to Pendrell	$ 0.15	$ 1.23	$ (0.01)	$ 0.94	$ (0.51)
Total assets	$381,415	$435,047	$ 45,577	$ 30,308	$ 663,964
Long-term obligations, including current portion of capital lease obligations(8)	$ 2,241	$ 76,406	$ 27,921	$ 31,557	$ 40,382

(1) DBSD was deconsolidated from our financial operating results effective May 15, 2009. Accordingly, our results of operations for the year ended December 31, 2009 includes only 4.5 months of DBSD operating activity.

(2) Revenue in 2011 and 2012 is entirely comprised of revenues from our IP business which we entered into during 2011. Prior to the acquisition of Ovidian and ContentGuard, we were a development stage enterprise and did not generate any revenue from operations.

(3) During the first quarter of 2011, we recognized a $4.7 million gain associated with a reduction of our estimated liability for gateway obligations as a result of our agreement to purchase Deutsche Telekom AG's claim against one of our subsidiaries.

(4) Certain of our subsidiaries had agreements with ten operators of gateways for our MEO satellite system. Nine of the ten operators terminated their agreements with us. Of these nine, five were settled with no further obligation by us. In 2010, upon reaching settlement with our Mexico operator, pursuant to which the

operators' claims were legally released, we eliminated the corresponding accrued liability and recognized a gain on contract settlement of $15.7 million. With respect to the gateways that had not been settled, we continued to accrue expenses according to our subsidiaries' contractual obligation until the liabilities were transferred to the Liquidating Trust.

(5) During the year ended December 31, 2012 we transferred our International Subsidiaries to the Liquidating Trust and recognized a gain of $48.7 million upon their deconsolidation.

(6) In March 2011, upon the sale of our subsidiary for $325 million we recognized a $301 million gain associated with the disposition of our cost method investment in DBSD and certain other assets pursuant to the various agreements entered into with DISH Network. During the first quarter of 2012, we sold our real property located in Brazil for approximately $5.6 million.

(7) As a result of recording net deferred tax liabilities pursuant to the acquisition of ContentGuard, we were able to reduce a portion of our deferred tax valuation allowance resulting in a tax benefit of $40.7 million in 2011.

(8) Long-term obligations at December 31, 2012 and 2011 consisted primarily of deferred tax liabilities. Long-term obligations at December 31, 2010, 2009 and 2008, consisted primarily of capital lease obligations and income tax obligations associated with uncertain tax positions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this Form 10-K.

Special Note Regarding Forward-Looking Statements

With the exception of historical facts, the statements contained in this management's discussion and analysis are "forward-looking" statements. All of these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated by the relevant forward-looking statements. Factors that might cause or contribute to such a difference include, but are not limited to, those discussed under "Item 1A. of Part I—Risk Factors" and elsewhere in this Form 10-K. The forward-looking statements included in this document are made only as of the date of this report, and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

Overview

We are an intellectual property (IP) investment, advisory and asset management firm. We develop and implement strategies to create, acquire, and commercialize intellectual property assets. We focus on opportunities to invest in what we believe are undervalued or underutilized IP assets, and to make these assets available to prospective licensees on what we believe are fair, reasonable, and predictable terms.

Our transactional expertise, financial resources, industry relationships and tax assets provide us with key competitive advantages that enable us to explore and pursue these opportunities. Our team of experienced professionals, including engineers and lawyers, is critical to our ability to identify and pursue investment opportunities and to create value from our assets. Our team includes six holders of PhDs, fourteen engineers with electrical or mechanical engineering degrees, and eleven recipients of juris doctor degrees. A number of the members of our team are identified as inventors of issued patents, and six have been recognized as global leaders in the intellectual property asset management industry. Most of our employees have significant prior experience in communications and technology companies including AT&T, Clearwire, Intel, Microsoft, Qualcomm, Xerox, and Yahoo.

Our patent portfolio has grown to include more than 1,600 issued U.S. and foreign patents, covering digital rights management, wireless handset and infrastructure technologies, e-commerce, mobile applications, video delivery, security and other technologies. The vast majority of the inventions described in our patents were conceived either by our employees, or by global innovation leaders such as IBM, Philips and Xerox. Many of the inventions in our portfolio are incorporated into various standards, such as OMA, MPEG, WiFi, Bluetooth, LTE, CDMA, UMTS and others.

Our licensing efforts continue to expand, both through new engagements with prospective licensees in connection with our mobility licensing program, as well as through the development of new licensing programs aimed at making our IP available to new segments and products for which we believe our IP is applicable. Our licensing arrangements typically involve the payment of an upfront license fee representing all or a majority of the licensing revenues that will be paid in exchange for a nonexclusive, nontransferable, limited duration license to use specified IP for specified products and/or specified purposes. While ContentGuard's DRM technologies have historically been licensing for handsets primarily, our most recent license agreements have been expanded to cover tablets as well. The duration of licensing negotiations typically ranges from 12-24 months from the inception of discussions. In the event that licensing negotiations cannot be successfully concluded on what we believe are fair and reasonable terms within that period, we may decide to initiate litigation in order to protect the value of our IP. Consequently, the amount and timing of our revenue will likely continue to be uneven from quarter to quarter.

We provide IP advisory services through our wholly-owned subsidiary, Ovidian, which we acquired in June 2011. Through Ovidian, we advise some of the most respected technology companies in the world on a variety of IP-related advisory services, including IP valuation and investment analysis, IP landscape analysis, IP acquisitions and divestitures, and IP risk mitigation strategies. The Ovidian team is also actively engaged in the investigation and analysis of IP investment opportunities on our behalf, as well as the development and implementation of many aspects of our IP business strategies. The amount of consulting revenues generated by Ovidian varies quarter to quarter based on the nature and structure of fee agreements with clients as well as the amount of time the Ovidian team dedicates to supporting internal acquisition, licensing and sale efforts.

Finally, we have addressed all remaining vestiges of our legacy satellite communication business. We sold DBSD to DISH Network, we settled our litigation with Boeing, we sold our residual satellite assets, and we wound down or divested most of our satellite communication subsidiaries. Our exit from the satellite business has generated approximately $2.4 billion in NOLs which, subject to Internal Revenue Code loss recognition provisions, we believe can be carried forward to offset taxable income for up to 20 years. We adopted a Tax Benefit Preservation Plan in 2010 designed to preserve the value of the NOLs for Pendrell and our shareholders.

Critical Accounting Policies

Critical accounting policies require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates. Our critical accounting policies involve judgments associated with our accounting for business combinations, goodwill and intangible assets, contract settlements, revenue recognition, stock-based compensation, income taxes and contingencies, each of which is described below.

Business Combinations. We account for business combinations using the acquisition method and, accordingly, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. This valuation requires management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets. Critical estimates in valuing intangible assets include but are not limited to estimates about: future expected cash flows from customers, proprietary technology, the acquired company's brand awareness and market position and discount rates. Our estimates are based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable. Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Subsequent changes to assets, liabilities, valuation allowance or uncertain tax positions that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of new information about facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Intangible Assets and Goodwill. We amortize finite-lived intangible assets, including patents, acquired in purchase transactions over their expected useful lives. When events or circumstances indicate that the carrying amount of a finite-lived intangible asset or asset group may not be recoverable, we perform a test to determine whether the carrying amount of the asset or asset group tested exceeds its fair value. Recoverability of assets or asset group is measured by a comparison of the carrying amount to the future undiscounted net cash flows expected to be generated by the asset or asset group over its life. If the undiscounted cash flows do not exceed the carrying value of the asset or asset group, we would recognize an impairment charge equal to the amount by which the recorded value of the asset or asset group exceeds its fair value.

Our goodwill and indefinite-lived intangible assets are evaluated for impairment on an annual basis during the fourth quarter, or more frequently if circumstances indicate that the carrying value of our single reporting unit exceeds its fair value. We assign goodwill and indefinite-lived intangible assets to our reporting units based on the expected benefit from the synergies arising from each business combination and have identified one reporting unit. When evaluating goodwill and indefinite-lived intangible assets for impairment, we first perform a qualitative assessment to determine if fair value of the reporting unit is more likely than not greater than the carrying amount. If this assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we further evaluate the estimated fair value of the reporting unit through the use of discounted cash flow models. The results of the models are compared to the carrying amount of the reporting unit. If such comparison indicates that the fair value of the reporting unit is lower than the carrying amount, impairment would exist and the impairment charge would be measured by comparing the implied fair value of the reporting unit's goodwill to its carrying value.

For the years ended December 31, 2012, 2011 and 2010, we recorded no such impairment charges.

Contract Settlements. With respect to disputed contracts related to the ground infrastructure for our former MEO satellite system, we recorded expenses according to our contractual obligation until such contract was terminated. Upon termination, and prior to settlement, we continued to accrue estimated late payment fees and interest expense, as applicable. Upon reaching settlement, whereby the other party's claims were legally released, we extinguished our recorded liability, resulting in the recognition of a gain or loss on contract settlement. As of June 29, 2012, all unsettled contracts were transferred to the Liquidating Trust.

Revenue Recognition. Since mid-2011, we have derived our operating revenue from IP licensing activities and fees earned from IP consulting services. Our patent licensing agreements typically provide for the payment of a contractually determined upfront license fee representing all or a majority of the licensing revenues that will be paid in exchange for a nonexclusive, nontransferable, limited duration license to intellectual property rights that we own or control. These agreements typically include (i) a non-exclusive license to make, sell, distribute, and use certain specified products that read on our patents ("Licensed Activities"), (ii) a covenant not to enforce patent rights against the licensee based on the Licensed Activities, and (iii) the release of the licensee from certain claims.

Fees earned from IP consulting services are generally recognized as the services are performed.

The timing and amount of revenue recognized from patent licensing activities depends on the specific terms of each agreement and the nature of the deliverables and obligations. Agreements that are deemed to contain multiple elements are accounted for under Accounting Standards Codification ("ASC") 605-20, *Revenue Recognition – Multiple Element Arrangements*. This guidance requires consideration to be allocated to each element of an agreement that has stand-alone value using the relative fair value method. We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) all material obligations have been substantially performed pursuant to agreement terms or services have been rendered to the customer, (iii) amounts are fixed or determinable, and (iv) collectability is reasonably assured. As a result of the contractual terms of our patent license agreements and the unpredictable nature and frequency of licensing transactions, our revenue may fluctuate substantially from period to period.

Stock-Based Compensation. We record stock-based compensation in accordance with ASC 718, *Compensation–Stock Compensation* ("ASC 718"). ASC 718 requires measurement of all share-based payment awards based on the estimated fair value on the date of grant and the recognition of compensation cost over the requisite service period for awards expected to vest.

We record stock-based compensation on stock options, stock appreciation rights, performance stock awards, restricted stock awards, restricted stock units and other stock awards issued to employees, directors, consultants and/or advisors. The fair value of stock options and stock appreciation rights is estimated on the date of grant using the Black-Scholes option pricing model ("Black-Scholes Model") based on the single option award approach. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and either the quoted market price of our Class A common stock on the date of grant for time-based and performance-based awards, or the fair value on the date of grant using the Monte Carlo Simulation model ("Monte Carlo Simulation") for market-based awards. The fair value of stock options, restricted stock awards and restricted stock units with service conditions are amortized to expense on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair value of stock appreciation rights, restricted stock awards and restricted stock units with performance conditions deemed probable of being achieved and cliff vesting is amortized to expense over the requisite service period using the straight-line method of expense recognition. The fair value of restricted stock awards and restricted stock units with performance and market conditions are amortized to expense over the requisite service period using the straight-line method of expense recognition. The fair value of stock-based payment awards as determined by the Black-Scholes Model and the Monte Carlo Simulation are affected by our stock price as well as other assumptions. These assumptions include, but are not limited to, the expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. ASC 718 requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. Since our utilization of our deferred tax assets is dependent upon future taxable income that is not assured, we have recorded a valuation allowance sufficient to reduce the deferred tax assets to an amount that is more likely than not to be realized. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would decrease in the period in which we determined that the recovery was more likely than not to occur.

We account for uncertain tax positions in accordance with ASC 740, *Accounting for Income Taxes*. The application of income tax law is inherently complex. As such, we are required to make many assumptions and judgments regarding our income tax positions and the likelihood whether such tax positions would be sustained if challenged. Interpretations and guidance surrounding income tax laws and regulations change over time, and changes in our assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

Contingencies. The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. ASC 450, *Contingencies*, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position, results of operations or cash flows.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Update No. 2011-05, *Comprehensive Income* ("Update No. 2011-05"). Update No. 2011-05 requires in the presentation on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. Update No. 2011-05 is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued an amendment to the accounting guidance on the presentation of other comprehensive income which deferred the effective date for the provisions pertaining to reclassification adjustments. The adoption of this statement during the year ended December 31, 2012, did not have a material impact on our financial position, results of operations or cash flows.

In July 2012, the FASB issued Update No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* ("Update No. 2012-02") which allows entities to first use a qualitative approach to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. Update 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this statement during the year ended December 31, 2012, did not have a material impact on our financial position, results of operations or cash flows.

Results of Operations

The following table is provided to facilitate the discussion of our results of operations for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year ended December 31,		
	2012	2011	2010
Revenue	$33,775	$ 2,637	$ —
Patent administration, litigation and related costs	6,273	193	—
General and administrative expenses	30,078	21,822	14,392
Stock-based compensation	8,597	5,369	1,794
Amortization of intangibles	13,471	1,986	—
Gain on contract settlements	—	4,735	15,666
Interest income	238	159	18
Interest expense	2,483	4,609	4,334
Gain on deconsolidation of subsidiaries	48,685	—	—
Gain on settlement of Boeing litigation	10,000	—	—
Gain associated with disposition of assets	5,599	300,886	—
Gain on liquidation of subsidiaries	—	—	2,459
Other income (expense)	1,588	1,223	(1,094)
Income tax benefit	1,034	42,925	787

Revenue. Revenue of $33.8 million and $2.6 million for the years ended December 31, 2012 and 2011, respectively, were entirely comprised of revenues from our IP business which we entered into in June 2011. Prior to June 2011, we were a development stage enterprise and did not generate any revenue from operations.

Patent Administration, Litigation and Related costs. Patent administration, litigation and related costs are primarily comprised of patent-related maintenance, prosecution, and enforcement costs incurred to maintain our patents.

Patent administration, litigation and related costs of $6.3 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively, were incurred to maintain patents acquired in our acquisition of ContentGuard in October 2011 and additional patents acquired during 2012. We did not own any patents prior to our acquisition of ContentGuard and, therefore, did not incur any patent administration costs during the year ended December 31, 2010.

General and Administrative Expenses. General and administrative expenses are primarily comprised of personnel costs, legal and professional fees, acquisition investigation costs and general office related costs. Additionally, general and administrative expenses for 2011 and 2010 included costs associated with satellite storage and satellite system operating expenses.

General and administrative expenses of $30.1 million for the year ended December 31, 2012, increased $8.3 million compared to $21.8 million for the year ended December 31, 2011. The increase was primarily due to (i) a $7.5 million increase in personnel related costs as a result of our acquisitions of Ovidian and ContentGuard in 2011 as well as additional executives added to the Pendrell team in 2012, (ii) $1.5 million of amortized prepaid compensation expense associated with the Ovidian acquisition, and (iii) $1.2 million of withholding taxes associated with licensing revenues. These increases were partially offset by a $1.7 million decrease in expenses related to the MEO satellites and related equipment which included the establishment of a reserve against a previously recorded receivable from the J&J Group.

General and administrative expenses of $21.8 million for the year ended December 31, 2011, increased $7.4 million compared to $14.4 million for the year ended December 31, 2010. The increase was primarily due to (i) a $5.1 million increase in personnel related costs as a result of our acquisitions the Ovidian and ContentGuard as well as additional executives added to the Pendrell team in 2011, (ii) $1.5 million of amortized prepaid compensation expense associated with the Ovidian acquisition, (iii) $1.1 million in acquisition investigation costs incurred in 2011 and (iv) a $0.5 million increase in professional fees and other expenses. The increase was partially offset by a decrease of $0.6 million in expenses related to the MEO satellite assets.

Stock-based Compensation. Stock-based compensation of $8.6 million for the year ended December 31, 2012, increased $3.2 million compared to $5.4 million for the year ended December 31, 2011. The increase was due to an increase in personnel as a result of our acquisitions of Ovidian and ContentGuard in 2011 as well as additional executives added to the Pendrell team in 2012 and included $1.0 million of incremental expense due to the August 2012 modification of restricted stock which added alternative vesting criteria to 3,175,000 shares previously outstanding.

Stock-based compensation of $5.4 million for the year ended December 31, 2011, increased $3.6 million compared to $1.8 million for the year ended December 31, 2010. The increase was primarily due to additional executives added to the Pendrell team in 2011.

Amortization of Intangibles. Amortization of intangible assets of $13.5 million and $2.0 million for the years ended December 31, 2012 and 2011, respectively, was primarily related to the amortization of intangibles acquired in our acquisitions of Ovidian in June 2011 and ContentGuard in October 2011, as well as additional intangibles we acquired during 2012. We did not own any intangibles prior to our acquisition of Ovidian and ContentGuard and, therefore, did not incur any amortization expense during the year ended December 31, 2010.

Gain on Contract Settlements. During 2011, we recognized a $4.7 million gain associated with a reduction of our estimated liability for gateway obligations as a result of our agreement to purchase Deutsche Telekom AG's claim against one of our subsidiaries.

During 2010, one of our subsidiaries reached a settlement agreement with its satellite gateway operator in Mexico whereby in exchange for the transfer of certain gateway equipment our subsidiary was released from approximately $15.7 million in outstanding liabilities associated with the related Gateway Operating Agreement. The equipment transferred under the settlement agreement had previously been determined to have no value for accounting purposes and we recognized a gain on contract settlement of approximately $15.7 million.

Interest Income. Interest income for the years ended December 31, 2012, 2011 and 2010 was nominal and primarily related to interest earned on money market funds.

Interest Expense. Interest expense of $2.5 million for the year ended December 31, 2012 consisted primarily of interest costs resulting from capital lease obligations associated with certain MEO gateway sites that we operated prior to their deconsolidation as a result of the transfer of our International Subsidiaries to the Liquidating Trust on June 29, 2012. Interest expense of $4.6 million and $4.3 million for the years ended December 31, 2011 and 2010, respectively, consisted of a full year of interest costs from the capital lease obligations associated with the MEO gateway sites.

Gain on Deconsolidation of Subsidiaries. During the year ended December 31, 2012, we transferred our International Subsidiaries to the Liquidating Trust and recognized a gain of $48.7 million on deconsolidation as a result of eliminating $61.9 million of liabilities associated with the International Subsidiaries, including liabilities for uncertain tax positions, net of cumulative translation adjustment losses of $12.7 million related to the International Subsidiaries.

Gain on Settlement of Boeing Litigation. On June 25, 2012, we settled our litigation against Boeing in exchange for $10.0 million, which we reflected as a gain on litigation settlement for the year ended December 31, 2012.

Gain Associated with Disposition of Assets. During the year ended December 31, 2012, we recognized a $5.6 million gain associated with the disposition of real property and MEO satellite related gateway equipment we owned in Brazil. During the year ended December 31, 2011, we recognized a $300.9 million gain associated with the disposition of our cost method investment in DBSD and certain other assets pursuant to the various agreements entered into with DISH Network.

Gain on Liquidation of Subsidiaries. In 2010, we recognized a $2.5 million net gain resulting from the substantial liquidation of certain subsidiaries that we abandoned after determining they had no future business purpose.

Other (Income) Expense. Other income of $1.6 million for the year ended December 31, 2012 was primarily due to the release of a $0.8 million liability associated with our prior ownership of MEO satellite assets and gains on foreign currency transactions. Other income of $1.2 million for the year ended December 31, 2011 was comprised primarily of a gain recognized upon elimination of our payable to an affiliate. Other expense of $1.1 million for the year ended December 31, 2010 was comprised primarily of $1.0 million of costs associated with reimbursements due to DBSD for its share of stock awards.

Income Tax (Benefit) Expense. The income tax benefit of $1.0 million for the year ended December 31, 2012 was primarily due to expiration of the statute of limitations associated with previously recorded uncertain tax positions, including interest and penalties. The income tax benefit for the year ended December 31, 2011 was primarily due to a $40.7 million reduction in our deferred tax valuation allowance as a result of recording net deferred tax liabilities related to non-tax deductible finite-lived intangible assets established pursuant to our acquisition of ContentGuard, and the expiration of the statute of limitations associated with $2.0 million of previously recorded uncertain tax positions, including interest and penalties. The income tax benefit for the year ended December 31, 2010 was primarily due to expiration of the statute of limitations associated with previously recorded uncertain tax positions, including interest and penalties.

Liquidity and Capital Resources

Overview. As of December 31, 2012, we had cash liquidity of $213.8 million. Our primary expected cash needs for the next twelve months include ongoing operating costs associated with the IP business, potential acquisitions, expenses in connection with legal proceedings, costs associated with the pursuit of new investment and acquisition opportunities, and other general corporate purposes. We believe our current balances of cash and cash equivalents and cash flows from operations will be adequate to meet our liquidity needs. Cash and cash equivalents in excess of our needs are held in interest bearing accounts with financial institutions.

Cash Flows. Cash and cash equivalents were $213.8 million at December 31, 2012 compared to $230.4 million at December 31, 2011. The following table is provided to facilitate the discussion of our liquidity and capital resources for the years ended December 31, 2012 and 2011 (in thousands):

	Year ended December 31,	
	2012	2011
Net cash provided by (used in):		
Operating activities	$ (4,033)	$ (16,020)
Investing activities	(13,866)	225,572
Financing activities	560	108
Effect of foreign exchange rate changes on cash	715	(54)
Net increase (decrease) in cash and cash equivalents	(16,624)	209,606
Cash and cash equivalents—beginning of period	230,377	20,771
Cash and cash equivalents—end of period	$213,753	$230,377

The decrease in cash and cash equivalents of $16.6 million was primarily due to (i) the utilization of $29.5 million to purchase property and intangible assets, (ii) $8.7 million change in accrued expenses, and (iii) a $7.9 million increase in accounts receivable, partially offset by (a) the receipt of the final $10.0 million installment from DISH Network, (b) $10.0 million received from the settlement of our litigation with Boeing, (c) $5.6 million received from the sale of real property in Brazil, (d) a $1.7 million change in accrued interest and (e) $0.8 million received from the exercise of stock options and warrants.

For the year ended December 31, 2012, cash used in operating activities consisted primarily of our net income of $40.0 million adjusted for various non-cash items including: (i) the gain on the deconsolidation of subsidiaries of $48.7 million; (ii) the reclassification of the $5.6 million gain on the sale of our real property in Brazil to investing activities; (iii) $13.5 million of amortization expense associated with patents and other intangibles; (iv) $8.6 million of stock-based compensation expense; and (v) $3.0 million of amortized prepaid compensation expense associated with the acquisition of Ovidian. Net income was further adjusted by changes in assets and liabilities, including (a) an increase of $7.9 million in accounts receivable, (b) an $8.7 million decrease in other accrued expenses, and (c) a $1.7 million increase in accrued interest payable.

For the year ended December 31, 2011, cash used in operating activities consisted primarily of our net income of $318.6 million adjusted for various non-cash items including: (i) a $300.9 million gain associated with the disposition of certain assets to DISH Network; (ii) a $40.7 million tax benefit related to a reduction in our deferred tax valuation allowance; (iii) a $4.7 million reduction of a Gateway obligation; (iv) $1.2 million gain recognized upon elimination of our payable to an affiliate; (v) stock-based compensation expense of $5.4 million; (vi) a $4.6 million increase in accrued interest payable; (vii) $2.0 million of amortized intangible expense resulting from our acquisitions of Ovidian and ContentGuard; (viii) $1.5 million of amortized prepaid compensation expense associated with the Ovidian acquisition; (ix) a $0.9 million increase in accounts receivable, prepaid expenses and other current/non-current assets; and (x) a $0.4 million increase in accounts payable, other accrued expenses and other operating activities. Amortization of intangibles consists of amortization of identifiable assets resulting from our acquisitions of Ovidian and ContentGuard in June 2011 and October 2011, respectively.

For the year ended December 31, 2012, cash used in investing activities of $13.9 million was primarily due to the acquisition of various assets, partially offset by cash received from DISH Network and from the sale of real property in Brazil.

For the year ended December 31, 2011, cash provided by investing activities of $225.6 million consisted primarily of approximately $315 million from DISH Network pursuant to the Implementation Agreement, partially offset by a $83.3 million cash outflow for our acquisition of ContentGuard (net of cash acquired) and a $5.9 million cash outflow for our acquisition of Ovidian (net of cash acquired).

For the year ended December 31, 2012, and 2011 cash provided by financing activities consisted of proceeds from the exercise of stock options, partially offset by the payment of withholding taxes upon vesting of restricted stock awards.

Contractual Obligations. Our primary contractual obligations relate to operating lease agreements for our office locations in Kirkland, Washington, El Segundo, California and Berkeley, California. Our contractual obligations as of December 31, 2012 were as follows (in millions):

	Years ending December 31,				
	Total	2013	2014-2015	2016-2017	2018 and Thereafter
Operating lease obligations	$3.7	$0.8	$1.3	$0.9	$0.7

As a result of our June 29, 2012 deconsolidation of the International Subsidiaries, we no longer have obligations related to (i) gateway operators, (ii) capital leases or (iii) uncertain tax positions for income taxes, interest and penalties, as these liabilities were all related to our International Subsidiaries.

Inflation

The impact of inflation on our consolidated financial condition and results of operations was not significant during any of the years presented.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We have assessed our vulnerability to certain market risks, including interest rate risk associated with our accounts receivable, accounts payable, capital lease obligations, and cash and cash equivalents and foreign currency risk associated with our capital lease obligations and cash held in foreign currencies.

As of December 31, 2012, our cash and investment portfolio consisted of both cash and money market funds, with a fair value of approximately $213.8 million. The primary objective of our investments in money market funds is to preserve principal, while optimizing returns and minimizing risk, and our policies require, at the time of purchase, that we make these investments in short-term, high rated securities which currently yield between zero to 20 basis points.

	December 31, 2012
Cash	$ 31,435
Money market funds	182,318
	$213,753

Our primary foreign currency exposure relates to cash balances in foreign currencies. Due to the small balances we hold, we have determined that the risk associated with foreign currency fluctuations is not material to us.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Pendrell Corporation and Subsidiaries
Kirkland, Washington

We have audited the accompanying consolidated balance sheets of Pendrell Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pendrell Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 8, 2013

Pendrell Corporation

Consolidated Balance Sheets
(In thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 213,753	$ 230,377
Accounts receivable, net of allowance for doubtful accounts of $0 in both periods	8,471	546
Other receivables – net of reserve $2,750 in both periods	856	10,000
Prepaid expenses and other current assets	689	1,897
Deferred tax asset	—	49,570
Total current assets	223,769	292,390
Property in service – net of accumulated depreciation of $464 and $962, respectively	946	288
Other assets	67	131
Intangible assets – net of accumulated amortization of $15,456 and $1,986, respectively	135,424	120,145
Goodwill	21,209	22,093
Total	$ 381,415	$ 435,047
LIABILITIES, STOCKHOLDERS' EQUITY AND NONCONTROLLING INTEREST		
Current liabilities:		
Accounts payable	$ 285	$ 282
Accrued expenses	3,029	17,489
Accrued interest	—	28,092
Capital lease obligations	—	14,896
Total current liabilities	3,314	60,759
Income tax	—	9,870
Other	753	479
Deferred tax liability	1,488	51,161
Total liabilities	5,555	122,269
Commitments and contingencies (Note 7)		
Stockholders' equity and noncontrolling interest:		
Preferred stock, $0.01 par value, 75,000,000 shares authorized, no shares issued or outstanding	—	—
Class A common stock, $0.01 par value, 900,000,000 shares authorized, 269,450,966 and 264,992,881 shares issued, and 211,682,074 and 206,696,021 shares outstanding	2,118	2,650
Class B convertible common stock, $0.01 par value, 150,000,000 shares authorized, 84,663,382 shares issued and 53,660,000 shares outstanding	537	847
Additional paid-in capital	1,929,526	2,794,970
Treasury stock, 58,296,860 shares of Class A common stock and 31,003,382 shares of Class B convertible common stock at December 31, 2011	—	(877,833)
Accumulated other comprehensive loss	—	(11,660)
Accumulated deficit	(1,563,999)	(1,603,941)
Total Pendrell stockholders' equity	368,182	305,033
Noncontrolling interest	7,678	7,745
Total stockholders' equity and noncontrolling interest	375,860	312,778
Total	$ 381,415	$ 435,047

The accompanying notes are an integral part of these consolidated financial statements.

Pendrell Corporation

Consolidated Statements of Operations
(In thousands, except share and per share data)

	Year ended December 31,		
	2012	2011	2010
Revenue	$ 33,775	$ 2,637	$ —
Operating expenses:			
Patent administration, litigation and related costs	6,273	193	—
General and administrative	30,078	21,822	14,392
Stock-based compensation	8,597	5,369	1,794
Amortization of intangibles	13,471	1,986	—
Contract settlements	—	(4,735)	(15,666)
Total operating expenses	58,419	24,635	520
Operating loss	(24,644)	(21,998)	(520)
Interest income	238	159	18
Interest expense	(2,483)	(4,609)	(4,334)
Gain on deconsolidation of subsidiaries	48,685	—	—
Gain on settlement of Boeing litigation	10,000	—	—
Gain associated with disposition of assets	5,599	300,886	—
Gain on liquidation of subsidiaries	—	—	2,459
Other income (expense)	1,588	1,223	(1,094)
Income (loss) before income taxes	38,983	275,661	(3,471)
Income tax benefit	1,034	42,925	787
Net income (loss)	40,017	318,586	(2,684)
Net loss attributable to noncontrolling interest	(67)	(274)	—
Net income (loss) attributable to Pendrell	$ 40,084	$ 318,860	$ (2,684)
Basic income (loss) per share attributable to Pendrell	$ 0.16	$ 1.26	$ (0.01)
Diluted income (loss) per share attributable to Pendrell	$ 0.15	$ 1.23	$ (0.01)
Weighted average shares outstanding used to compute basic income (loss) per share	256,955,003	253,760,959	243,480,021
Weighted average shares outstanding used to compute diluted income (loss) per share	263,824,279	259,067,098	243,480,021

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report

Pendrell Corporation

Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Year ended December 31,		
	2012	2011	2010
Net income (loss)	$40,017	$318,586	$(2,684)
Other comprehensive income (loss):			
Cumulative translation adjustments	(1,019)	1,411	(3,279)
Reclassification of cumulative translation adjustment (gain) loss included in net income	12,679	—	(2,569)
Comprehensive income (loss)	$51,677	$319,997	$(8,532)
Comprehensive loss attributable to noncontrolling interest	67	274	—
Comprehensive income (loss) attributable to Pendrell	$51,744	$320,271	$(8,532)

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report

Pendrell Corporation

Consolidated Statements of Cash Flows
(In thousands, except share data)

	Year ended December 31,		
	2012	2011	2010
Operating activities:			
Net income (loss) including noncontrolling interest	$ 40,017	$ 318,586	$ (2,684)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Stock-based compensation	8,597	5,369	1,794
Amortization of prepaid compensation from Ovidian acquisition	2,993	1,507	—
Amortization of intangibles	13,471	1,986	—
Depreciation	213	146	110
Unrealized foreign exchange (gains) losses	(446)	(33)	89
Gain on deconsolidation of subsidiaries	(48,685)	—	—
Gain associated with disposition of assets	(5,599)	(300,886)	—
Net gain on liquidation of subsidiaries	—	—	(2,459)
Gain associated with contract settlements	—	(4,735)	(15,666)
Deferred tax provision	—	(40,666)	—
Other	—	(1,474)	1,052
Other changes in certain assets and liabilities, net of acquisitions:			
Accounts receivable	(7,925)	(546)	—
Other receivables	(91)	—	—
Prepaid expenses and other current/non-current assets	408	(327)	389
Accounts payable	32	(281)	(769)
Accrued interest payable	1,704	4,630	4,694
Other accrued expenses	(8,722)	704	1,277
Net cash used in operating activities	(4,033)	(16,020)	(12,173)
Investing activities:			
Purchases of property and intangible assets	(29,513)	(109)	(67)
Proceeds associated with disposition of assets	15,647	314,536	—
Payments from/(to) affiliates	—	246	(1,025)
Acquisition of controlling interest in ContentGuard Holdings, net of cash acquired of $6,849	—	(83,251)	—
Acquisition of Ovidian, net of cash acquired of $150	—	(5,850)	—
Net cash provided by (used in) investing activities	(13,866)	225,572	(1,092)
Financing activities:			
Proceeds from exercise of stock options and warrants	780	227	—
Payment of withholding taxes from stock awards	(220)	(119)	(66)
Proceeds from Rights Offering	—	—	30,009
Rights Offering issuance costs	—	—	(770)
Net cash provided by financing activities	560	108	29,173
Effect of foreign exchange rate changes on cash	715	(54)	(120)
Net increase (decrease) in cash and cash equivalents	(16,624)	209,606	15,788
Cash and cash equivalents—beginning of period	230,377	20,771	4,983
Cash and cash equivalents—end of period	$213,753	$ 230,377	$ 20,771
Supplemental disclosures:			
Income taxes paid	$ 2,156	$ 29	$ 2
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of Class A common shares for advisory services	—	250	500
Issuance of Class A common shares for Ovidian acquisition	2,618	8,430	—
Increase (decrease) in payables to affiliates	—	(1,538)	1,025

The accompanying notes are an integral part of these consolidated financial statements.

Pendrell Corporation

Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except share data)

	Common stock			Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Accumulated deficit	Stockholders' equity (deficiency in assets)	Noncontrolling interest	Total
	Class A shares	Class B shares	Amount							
Balance, January 1, 2010	154,876,313	53,660,000	$2,977	$2,756,406	$(877,648)	$ (7,223)	$(1,920,117)	$ (45,605)	$ —	$ (45,605)
Issuance of Class A common stock for advisory services	362,947	—	4	496	—	—	—	500	—	500
Issuance of Class A common stock for Rights Offering, net of issuance costs	42,870,000	—	429	28,810	—	—	—	29,239	—	29,239
Issuance of Class A common stock from exercise of stock options	29,379	—	—	47	(25)	—	—	22	—	22
Class A common stock withheld at vesting to cover income tax withholding obligations	(33,200)	—	—	—	(52)	—	—	(52)	—	(52)
Stock-based compensation and issuance of restricted stock, net of forfeitures	1,964,527	—	20	1,774	—	—	—	1,794	—	1,794
Other comprehensive loss	—	—	—	—	—	(5,848)	—	(5,848)	—	(5,848)
Net loss	—	—	—	—	—	—	(2,684)	(2,684)	—	(2,684)
Balance, December 31, 2010	200,069,966	53,660,000	$3,430	$2,787,533	$(877,725)	$(13,071)	$(1,922,801)	$ (22,634)	$ —	$ (22,634)
Issuance of Class A common stock for advisory services	105,595	—	1	249	—	—	—	250	—	250
Issuance of Class A common stock for Ovidian acquisition	3,000,000	—	30	1,580	—	—	—	1,610	—	1,610
Issuance of Class A common stock from exercise of stock options	210,000	—	2	225	—	—	—	227	—	227
Class A common stock withheld at vesting to cover income tax withholding obligations	(72,114)	—	—	—	(108)	—	—	(108)	—	(108)
Stock-based compensation and issuance of restricted stock, net of forfeitures	3,382,574	—	34	5,383	—	—	—	5,417	—	5,417
Noncontrolling interest in ContentGuard	—	—	—	—	—	—	—	—	8,019	8,019
Other comprehensive income	—	—	—	—	—	1,411	—	1,411	—	1,411
Net income (loss)	—	—	—	—	—	—	318,860	318,860	(274)	318,586
Balance, December 31, 2011	206,696,021	53,660,000	$3,497	$2,794,970	$(877,833)	$(11,660)	$(1,603,941)	$305,033	$7,745	$312,778
Vesting of Class A common stock issued for Ovidian acquisition	—	—	—	2,618	—	—	—	2,618	—	2,618
Issuance of Class A common stock from exercise of stock options and warrants	3,769,985	—	38	742	—	—	—	780	—	780
Class A common stock withheld at vesting to cover income tax withholding obligations	(88,056)	—	(1)	—	(219)	—	—	(220)	—	(220)
Stock-based compensation and issuance of restricted stock, net of forfeitures	1,104,124	—	11	8,210	6	—	—	8,227	—	8,227
Reclassification due to reincorporation	—	—	(890)	(877,014)	878,046	—	(142)	—	—	—
Shares held by Liquidating Trust	200,000	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	11,660	—	11,660	—	11,660
Net income (loss)	—	—	—	—	—	—	40,084	40,084	(67)	40,017
Balance, December 31, 2012	211,682,074	53,660,000	$2,655	$1,929,526	$ —	$ —	$(1,563,999)	$368,182	$7,678	$375,860

The accompanying notes are an integral part of these consolidated financial statements.

Pendrell Corporation

Notes to Consolidated Financial Statements

1. Organization and Business

Overview—These consolidated financial statements include the accounts of Pendrell Corporation ("Pendrell") and its consolidated subsidiaries (collectively referred to as the "Company"). In 2011, Pendrell began making investments in the intellectual property ("IP") industry and building an experienced team of IP professionals. Today, Pendrell is an intellectual property investment, advisory and asset management firm that is focused on developing and implementing strategies to create, acquire, and commercialize IP assets. Specifically, the Company pursues opportunities to identify and commercialize unique, foundational innovations that have the potential to address technology challenges affecting large, global markets.

Pendrell was originally incorporated in 2000 as a Delaware corporation. On November 14, 2012, the Company reincorporated from Delaware to Washington (the "Reincorporation"). The Reincorporation merely changed the Company's legal domicile. The Company's consolidated financial condition and results of operations immediately after consummation of the Reincorporation are the same as those immediately prior to the Reincorporation.

The Company was formed in 2000 to operate a next generation global mobile satellite communications system. The Company began its exit from the satellite business in 2011 with the sale of its interests in DBSD North America, Inc. and its subsidiaries (collectively referred to as "DBSD") to DISH Network Corporation ("DISH Network"). During 2012, the Company completed its exit with (i) the sale of its medium earth orbit ("MEO") satellite assets ("MEO Assets") that had been in storage for nominal consideration, (ii) the transfer of its in-orbit MEO satellite ("F2") to a new operator who assumed responsibility for all F2 operating costs effective April 1, 2012 and (iii) the deconsolidation of its MEO-related international subsidiaries ("International Subsidiaries").

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation—The consolidated financial statements of the Company include the assets and liabilities of its wholly-owned subsidiaries and subsidiaries it controls or in which it has a controlling financial interest. Noncontrolling interests on the consolidated balance sheets include third-party investments in entities that the Company consolidates, but does not wholly own. Noncontrolling interests are classified as part of equity and the Company allocates net income (loss), other comprehensive income (loss) and other equity transactions to its noncontrolling interests in accordance with their applicable ownership percentages. All intercompany transactions and balances have been eliminated in consolidation. All information in these financial statements is in U.S. dollars. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Segment Information—The Company operates in and reports on one segment (IP management) based upon the provisions of Accounting Standards Codification ("ASC") 280, *Segment Reporting*. Substantially all of the Company's revenue are generated by operations located within the United States, and the Company does not have any long-lived assets located in foreign countries.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including among others, those related to the fair value of acquired intangible assets and goodwill, the useful lives and potential impairment of intangible assets and property and equipment, the value of stock awards for the purpose of determining stock-based compensation expense, accrued liabilities, valuation allowances related to the ability to realize deferred tax assets, allowances for doubtful receivables and certain tax liabilities. Estimates are based on historical experience and other factors, including the current economic environment as deemed appropriate under the circumstances. Estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in estimates used to prepare these financial statements will be reflected in the financial statements in future periods.

Reclassifications—Certain prior period amounts have been reclassified to conform to current year presentation. The reclassifications had no effect on previously reported net income (loss).

Cash and Cash Equivalents—Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities from the date of purchase of 90 days or less. Cash and cash equivalents are comprised of the following (in thousands):

	December 31,	
	2012	2011
Cash	$ 31,435	$ 35,264
Money market funds	182,318	195,113
	$213,753	$230,377

The fair value of money market funds at December 31, 2012 and 2011 was classified as Level 1 under ASC 820, *Fair Value Measurement* ("ASC 820") as amounts were based on quoted prices available in active markets for identical investments as of the reporting date.

Accounts Receivable—Accounts receivable consists of amounts billed to customers under licensing arrangements or consulting services. The majority of the Company's customers are well-established operating companies with investment-grade credit. For the periods ended December 31, 2012 and December 31, 2011, the Company did not incur any losses on its accounts receivable. Based upon historical collections experience and specific client information, the Company has determined that an allowance for doubtful accounts was not required at either December 31, 2012 or December 31, 2011. Carrying amounts of such receivables approximate their fair value due to their short-term nature.

Other Receivables—As of December 31, 2012 and 2011 the Company had recorded a receivable due from Jay & Jayendra (Pty) Ltd, a South African corporation or its designated affiliate (collectively, the "J&J Group") for reimbursement of operating expenses related to the Company's MEO Assets of $2.7 million and a corresponding full reserve against the receivable as a result of the J&J Group's failure to fulfill its obligation to reimburse the Company.

As of December 31, 2012, other receivables also included a receivable for state income taxes of approximately $0.8 million.

As of December 31, 2011, other receivables also included a receivable from DISH Network. In March 2011, the Company sold its interests in DBSD to DISH Network for approximately $325 million and recognized a gain of approximately $301 million associated with the disposition. A final payment of $10 million, together with reimbursement of certain bankruptcy-related costs, was made by DISH Network in March 2012, upon DBSD's emergence from bankruptcy. The Company had previously accounted for DBSD as a cost method investment and had deconsolidated it from its financial operating results when DBSD filed for bankruptcy protection in May 2009.

Prepaid Expenses and Other Current Assets—As of December 31, 2012 and 2011, prepaid expenses and other current assets consisted primarily of prepaid compensation resulting from the Company's acquisition of Ovidian Group LLC ("Ovidian") in June 2011, prepaid director and officer's insurance and prepayments related to rent and security deposits associated with certain of the Company's leased facilities.

Property in Service—Property in service consists primarily of computer equipment, software, furniture and fixtures and leasehold improvements. Property in service is recorded at cost, net of accumulated depreciation, and is depreciated using the straight-line method. Computer equipment and furniture and fixtures are depreciated over their estimated useful lives ranging from three to five years. Software is depreciated over the shorter of its contractual license period or three years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective lease. Significant additions and improvements to property in service are capitalized. Repair and maintenance costs are expensed as incurred.

Other Assets—As of December 31, 2012 and 2011, other assets consisted primarily of long-term security deposits associated with the Company's leased facilities.

Business Combinations—The Company accounts for business combinations using the acquisition method and, accordingly, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. This valuation requires management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets. Critical estimates in valuing intangible assets include but are not limited to estimates about: future expected cash flows from customers, proprietary technology, the acquired company's brand awareness and market position and discount rates. The estimates are based upon assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable. Goodwill is calculated as the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Subsequent changes to assets, liabilities, valuation allowance or uncertain tax positions that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of new information about facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Intangible Assets and Goodwill— The Company amortizes finite-lived intangible assets, including patents, acquired in purchase transactions over their expected useful lives. When events or circumstances indicate that the carrying amount of a finite-lived intangible asset or asset group may not be recoverable, the Company performs a test to determine whether the carrying amount of the asset or asset group tested exceeds its fair value. Recoverability of the assets or asset group is measured by a comparison of the carrying amount to the future undiscounted net cash flows expected to be generated by the asset or asset group over its life. If the undiscounted cash flows do not exceed the carrying value of the asset or asset group, the Company would recognize an impairment charge equal to the amount by which the recorded value of the asset or asset group exceeds its fair value.

The Company's goodwill and indefinite-lived intangible assets are evaluated for impairment on an annual basis during the fourth quarter, or more frequently if circumstances indicate that the carrying value of Company's single reporting unit exceeds its fair value. The Company assigns goodwill and indefinite-lived intangible assets to its reporting units based on the expected benefit from the synergies arising from each business combination and it has identified one reporting unit. When evaluating goodwill and indefinite-lived intangible assets for impairment, the Company first performs a qualitative assessment to determine if fair value of the reporting unit is more likely than not greater than the carrying amount. If this assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company further evaluates the estimated fair value of the reporting unit through the use of discounted cash flow models. The results of the models are compared to the carrying amount of the reporting unit. If such comparison indicates that the fair value of the reporting unit is lower than the carrying amount, impairment would exist and the impairment charge would be measured by comparing the implied fair value of the reporting unit's goodwill to its carrying value.

For the years ended December 31, 2012, 2011 and 2010, the Company recorded no such impairment charges.

Fair Value of Financial Instruments— The Company determines the fair value of our financial instruments based on the hierarchy established ASC 820, *Fair Value Measurements and Disclosures*. The three levels of inputs used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities.

Level 2—Quoted prices in active markets for similar assets and liabilities or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2012, the Company's financial instruments included its cash and cash equivalents, accounts receivable, other receivables, accounts payable and certain other assets and liabilities. As of December 31, 2011, the Company's financial instruments included its cash and cash equivalents, accounts receivable, other receivables including a receivable from DISH Network associated with disposition of assets, accounts payable and certain other assets and liabilities. The Company determines the fair value of its financial instruments based on the hierarchy established by ASC 820 and the carrying amounts of the financial instruments are reasonable estimates of their fair values because they are equivalent to cash or due to their short-term nature.

Foreign Currency Translation and Foreign Currency Transactions and Accumulated Other Comprehensive Income (Loss)— The reporting currency for the Company's operations is U.S. dollars. The Company translates the activities of its subsidiaries with functional currencies other than the U.S. dollar at the average exchange rate prevailing during the period. Gains and losses on foreign currency transactions are recognized as a component of other income (expense) in the consolidated statements of operations in the period in which they occur. Assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Translation adjustments resulting from these processes are recognized as a component of accumulated other comprehensive income (loss).

For the years ended December 31, 2012, 2011 and 2010, gains (losses) on intercompany foreign currency translations of $0.1 million, $(2.1) million and $(0.9) million, respectively, have been excluded from net income (loss) and reported as a component of accumulated other comprehensive income (loss) due to their long-term investment nature.

The Company recognizes applicable cumulative translation adjustments as a component of other operating income (loss) in the period in which a subsidiary is substantially liquidated or deconsolidated. For the years ended December 31, 2012 and 2010, the Company reclassed net loss of $12.7 million and net gains of $2.6 million into other income resulting from the deconsolidation of its International Subsidiaries and the substantial liquidation of certain subsidiaries, respectively. For the year ended December 31, 2011, there were no reclassifications of cumulative translation gains or losses resulting from the deconsolidation or liquidation of subsidiaries.

The Company had no accumulated other comprehensive income or (loss) as of December 31, 2012 due to the deconsolidation of the Company's International Subsidiaries. As of December 31, 2011, the Company's accumulated other comprehensive loss consisted of cumulative translation adjustments of $11.7 million.

Revenue Recognition— Since mid-2011, the Company has derived its operating revenue from IP licensing activities and fees earned from IP consulting services. The Company's patent licensing agreements typically provide for the payment of a contractually determined upfront license fee representing all or a majority of the licensing revenues that will be paid in exchange for a nonexclusive, nontransferable, limited duration license to intellectual property rights owned or controlled by the Company. These agreements typically include (i) a non-exclusive license to make, sell, distribute, and use certain specified products that read on the Company's patents

("Licensed Activities"), (ii) a covenant not to enforce patent rights against the licensee based on the Licensed Activities, and (iii) the release of the licensee from certain claims.

Fees earned from IP consulting services are generally recognized as the services are performed.

The timing and amount of revenue recognized from patent licensing activities depends on the specific terms of each agreement and the nature of the deliverables and obligations. Agreements that are deemed to contain multiple elements are accounted for under ASC 605-20, *Revenue Recognition – Multiple Element Arrangements*. This guidance requires consideration to be allocated to each element of an agreement that has stand-alone value using the relative fair value method. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) all material obligations have been substantially performed pursuant to agreement terms or services have been rendered to the customer, (iii) amounts are fixed or determinable, and (iv) collectability is reasonably assured. As a result of the contractual terms of the Company's patent license agreements and the unpredictable nature and frequency of licensing transactions, the Company's revenue may fluctuate substantially from period to period.

Contract Settlements—With respect to disputed contracts related to the ground infrastructure for the Company's MEO satellite system, the Company continued to record expenses according to its contractual obligation until such contract was terminated. Upon termination, and prior to settlement, the Company continued to accrue estimated late payment fees and interest expense, as applicable. Upon reaching settlement, whereby the other party's claims were legally released, the Company extinguished its recorded liability, resulting in the recognition of a gain or loss on contract settlement. As of June 29, 2012, all unsettled contracts were eliminated as a result of the deconsolidation of the Company's International Subsidiaries.

Stock-Based Compensation—The Company records stock-based compensation in accordance with ASC 718, *Compensation–Stock Compensation* ("ASC 718"). ASC 718 requires measurement of all stock-based payment awards based on the estimated fair value on the date of grant and the recognition of compensation cost over the requisite service period for awards expected to vest.

The Company records stock-based compensation on stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock awards issued to employees, directors, consultants and/or advisors. The fair value of stock options and stock appreciation rights is estimated on the date of grant using the Black-Scholes option pricing model ("Black-Scholes Model") based on the single option award approach. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and either the quoted market price of the Company's Class A common stock on the date of grant for time-based and performance-based awards, or the fair value on the date of grant using the Monte Carlo Simulation model ("Monte Carlo Simulation") for market-based awards. The fair value of stock options, restricted stock awards and restricted stock units with service conditions are amortized to expense on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair value of stock appreciation rights, restricted stock awards and restricted stock units with performance conditions deemed probable of being achieved and cliff vesting is amortized to expense over the requisite service period using the straight-line method of expense recognition. The fair value of restricted stock awards and restricted stock units with performance and market conditions are amortized to expense over the requisite service period using the straight-line method of expense recognition. The fair value of stock-based payment awards as determined by the Black-Scholes Model and the Monte Carlo Simulation are affected by the Company's stock price as well as other assumptions. These assumptions include, but are not limited to, the expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. ASC 718 requires forfeitures to be estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for the modification of the terms or conditions of a stock-based payment award as an exchange of the original award for a new award. Compensation expense for modified stock-based payment awards is equal to the fair value of the original award plus the incremental cost conveyed as a result of the modification expensed over the remaining life of the award.

Income Taxes—The Company accounts for income taxes using the asset and liability method under ASC 740, *Income* taxes ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded when it is more likely than not that the assets will not be realized. The Company's policy is to recognize interest and/or penalties related to unrecognized tax benefits as income tax expense. The Company accounts for its uncertain tax positions in accordance with ASC 740.

Income (Loss) Per Share—Basic income (loss) per share is calculated based on the weighted average number of Class A common stock and Class B common stock (the "Common Shares") outstanding during the period. Diluted income (loss) per share is calculated by dividing the income (loss) allocable to common shareholders by the weighted average Common Shares outstanding plus dilutive potential Common Shares. Prior to the satisfaction of vesting conditions, unvested restricted stock awards are considered contingently issuable and are excluded from weighted average Common Shares outstanding used for computation of basic income (loss) per share.

Potential dilutive Common Shares consist of the incremental Class A common stock issuable upon the exercise of outstanding stock options (both vested and non-vested), stock appreciation rights, warrants, and unvested restricted stock awards and units, calculated using the treasury stock method. The calculation of dilutive shares outstanding excludes out-of-the-money stock options (i.e., such options' exercise prices were greater than the average market price of our Class A common shares for the period) because their inclusion would have been antidilutive.

The following table sets forth the computation of basic and diluted income (loss) per share (in thousands, except share and per share data):

	Year ended December 31,		
	2012	2011	2010
Net income (loss) attributable to Pendrell	$ 40,084	$ 318,860	$ (2,684)
Weighted average common shares outstanding	261,335,347	257,037,366	245,312,193
Less: weighted average unvested restricted stock awards	(4,380,344)	(3,276,408)	(1,832,171)
Shares used for computation of basic income (loss) per share	256,955,003	253,760,958	243,480,021
Add back: weighted average unvested restricted stock awards and units	4,977,877	3,276,408	—
Add back: dilutive stock options and stock appreciation rights	1,891,399	2,029,732	—
Shares used for computation of diluted income (loss) per share(1)	263,824,279	259,067,098	243,480,021
Basic income (loss) per share attributable to Pendrell	$ 0.16	$ 1.26	$ (0.01)
Diluted income (loss) per share attributable to Pendrell	$ 0.15	$ 1.23	$ (0.01)

(1) Stock options, stock appreciation rights, restricted stock awards and units, and warrants totaling 26,593,976, 12,165,268 and 17,876,183 for the years ended December 31, 2012, 2011 and 2010, respectively, were excluded from the calculation of diluted income (loss) per share as their inclusion was anti-dilutive.

New Accounting Pronouncements— In May 2011, the Financial Accounting Standards Board ("FASB") issued Update No. 2011-05, *Comprehensive Income* ("Update No. 2011-05"). Update No. 2011-05 requires in the presentation on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. Update No. 2011-05 is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued an amendment to the accounting guidance on the presentation of other comprehensive income which deferred the effective date for the provisions pertaining to reclassification adjustments. Early adoption is permitted. The adoption of this statement during the year ended December 31, 2012, did not have a material impact on the Company's financial position, results of operations or cash flows.

In July 2012, the FASB issued Update No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* ("Update No. 2012-02") which allows entities to first use a qualitative approach to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. Update 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this statement during the year ended December 31, 2012, did not have a material impact on the Company's financial position, results of operations or cash flows.

3. Acquisitions

Ovidian—In June 2011, the Company acquired all of the membership interests of Ovidian by paying $6.0 million in cash and issuing 3,000,000 shares of the Company's Class A common stock to the former owners. Ovidian is a global IP advisory firm that assists Fortune 500 clients in managing risk by investing strategically in IP. A portion of the purchase price was placed in escrow and is being recognized as compensation expense from the date of acquisition through July 1, 2014, at a rate of $0.8 million per quarter beginning with the quarter ended September 30, 2011, subject to certain forfeiture provisions.

ContentGuard—In October 2011, the Company purchased 90.1% of the outstanding capital stock of ContentGuard Holdings Inc. ("ContentGuard") for aggregate consideration of $90.1 million in cash. ContentGuard has been an inventor and developer of digital rights management patents and content distribution technologies that facilitate the creation of products and security solutions that guard against unauthorized duplication and use of digital content

Selected Financial Information—The Company's consolidated financial statements for the year ended December 31, 2011 include the results of Ovidian and ContentGuard from their respective dates of acquisition through December 31, 2011 as follows (in thousands):

	Ovidian Group	ContentGuard
Revenue	$ 2,637	$ —
General and administrative expenses	3,525	774
Amortization of intangibles	264	1,722
Net loss	(1,152)	(2,496)

Unaudited Pro Forma Combined Financial Information—For comparability purposes, the following table presents the Company's unaudited pro forma revenue and earnings for the years ended December 31, 2011 and 2010 had the Ovidian and ContentGuard acquisitions occurred on January 1, 2010 (in thousands, except per share amounts):

	Year ended December 31,	
	2011(1)	2010
Revenue	$ 4,656	$28,170
Net income	268,821	1,654
Net income attributable to Pendrell	289,872	1,144
Basic income per share attributable to Pendrell	1.06	n/a(2)
Diluted income per share attributable to Pendrell	1.04	n/a(2)

(1) The Company's historical results for the year ended December 31, 2011 include a $40.7 million income tax benefit, primarily related to the release of a portion of the Company's deferred tax valuation allowance as a

Annual Report

result of the establishment of deferred tax liabilities in connection with the ContentGuard acquisition. As this income tax benefit is non-recurring in nature and is directly related to the acquisition of ContentGuard, the Company has excluded it from its presentation of pro forma net income.

(2) Amount calculated is less than one cent.

4. Asset Acquisitions and Divestitures

During the twelve months ended December 31, 2012, the Company expanded its patent holdings through the acquisition of additional patent portfolios covering wireless handset and infrastructure technologies, e-commerce, mobile applications, video delivery, security, and other technologies. With these acquisitions, the Company, through its subsidiaries, now holds more than 1,600 issued patents worldwide, with additional patent applications pending.

The Company has used, and may continue to use, different structures and forms of consideration for its acquisitions. The Company's acquisitions have included acquisitions of shares of companies as well as direct purchases of assets. Acquisitions may be consummated through the use of cash, equity, seller financing, third party debt, earn-out obligations, revenue sharing, profit sharing, or some combination of these types of consideration. Consequently, the acquisition values reflected in the Company's investing activities may represent lower amounts than would be reflected, for example, in a situation where cash alone was utilized in the acquisition.

While focusing on integrating and growing its IP business, the Company continued the divestiture of its satellite-related assets. In March 2011, the Company sold its interests in DBSD to DISH Network for $325 million and recognized a gain of approximately $301 million associated with the disposition. The final installment of $10 million, together with reimbursement of certain bankruptcy-related costs, was paid by DISH Network in March 2012, upon DBSD's emergence from bankruptcy.

During the first quarter of 2012, the Company completed the sale of its real property in Brazil for approximately $5.6 million and sold its MEO Assets. On June 29, 2012, the Company transferred its International Subsidiaries to a liquidating trust (the "Liquidating Trust"). All of the property in Brazil, the MEO Assets and substantially all of the assets of the International Subsidiaries had been written off in prior years.

The disposal of the Company's satellite assets and transfer of its International Subsidiaries to a Liquidating Trust resulted in the elimination of approximately $61.9 million in satellite-related liabilities, a one-time $48.7 million gain, and the triggering of tax losses of approximately $2.4 billion, subject to Internal Revenue Code loss recognition provisions, which the Company believes can be carried forward to offset taxable income for up to 20 years. The Company recognized approximately $2.1 billion of the tax loss and intends to recognize the remaining $0.3 billion upon the Liquidating Trust's full disposal of the assets of the International Subsidiaries.

5. Intangible Assets

The Company has determined that purchased trade names for both Ovidian and ContentGuard have indefinite lives as the Company expects to generate cash flows related to these assets indefinitely. Consequently, the trade names are not amortized, but are reviewed for impairment at least annually in the fourth quarter, or more frequently if circumstances indicate the carrying values of the assets may exceed their fair values.

Intangible assets with finite useful lives consist of acquired patents, customer relationships and trade secrets which are amortized on a straight-line basis over the expected period of benefit which range from six to thirteen years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company has determined that no impairments related to its intangible assets existed as of December 31, 2012 and 2011.

The following table presents the expected period of benefit of the Company's intangible assets with finite useful lives:

	Weighted Average Lives
Patents	10 years
Customer relationships	9 years
Trade secrets	12 years

The following table presents details of the Company's intangible assets and related amortization (in thousands):

	December 31, 2012	December 31, 2011
Cost:		
Patents	$137,513	$108,764
Customer relationships	6,615	6,615
Trade names	4,812	4,812
Trade secrets	1,940	1,940
Total cost	150,880	122,131
Accumulated amortization:		
Patents	(14,149)	(1,648)
Customer relationships	(1,065)	(257)
Trade names	—	—
Trade secrets	(242)	(81)
Total accumulated amortization	(15,456)	(1,986)
Intangible assets, net	$135,424	$120,145

The Company did not dispose of any purchased intangible assets during the years ended December 31, 2012 and 2011.

The Company recorded amortization expense related to purchased intangible assets of $13.5 million and $2.0 million for the years ended December 31, 2012, and 2011, respectively, which is included in amortization of intangibles in the consolidated statements of operations. The Company did not own any intangibles prior to its acquisitions of Ovidian and ContentGuard and, therefore, did not incur any amortization expense during the year ended December 31, 2010.

The estimated future amortization expense of purchased intangible assets as of December 31, 2012 is as follows (in thousands):

Year ending December 31,	Amount
2013	$ 14,354
2014	14,354
2015	14,354
2016	14,354
2017	14,171
Thereafter	59,025
Total	$130,612

6. Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in the Company's acquisitions of Ovidian on June 17, 2011 and ContentGuard on October 31, 2011.

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	December 31, 2012	December 31, 2011
Beginning balance	$22,093	$ —
Acquisitions	—	22,093
Net adjustments to purchase price of ContentGuard	(884)	—
Ending balance	$21,209	$22,093

During the fourth quarter of 2012, the Company re-assessed the assumptions it utilized in estimating and assigning value to assumed tax liabilities in connection with the ContentGuard purchase price allocation. As new information utilized in estimating the tax liabilities arose within the measurement period for allocating ContentGuard's purchase price, goodwill and other current liabilities were adjusted.

7. Commitments and Contingencies

Satellite System Operating Commitments— Certain subsidiaries of the Company had payment obligations under agreements related to the maintenance and storage of certain MEO satellite assets, all of which ended as of March 31, 2012. Additionally, other subsidiaries had payment obligations under agreements with third parties to support the telemetry, tracking and control system of F2, to manage a ground station in Brewster, Washington and to provide communication links to F2. Under these F2 operating agreements, certain subsidiaries were also obligated to pay recurring monthly fees for satellite support services. Effective April 1, 2012, all payment obligations under these contracts were assumed by the buyer of F2.

Lease and Operating Commitments— Prior to 2000, the International Subsidiaries entered into agreements, including capital leases, with certain vendors ("Gateway Operators") that owned and operated a majority of the International Subsidiaries' gateway sites for the MEO satellites. Under agreements with Gateway Operators, the International Subsidiaries were required to make payments to the Gateway Operators. Many of those payment obligations had not been fulfilled. During the six months ended June 30, 2012, the Company determined that the payment obligations to the Gateway Operators likely exceeded the value that could be extracted from the International Subsidiaries. As such, on June 29, 2012, the Company transferred the International Subsidiaries to the Liquidating Trust and eliminated the related liabilities from its books. The assets of the International Subsidiaries were substantially written off in prior years.

The Company leases office space accounted for as operating leases. Total rental expense included in general and administrative expenses in the Company's consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 was as follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Rent expense	$637	$859	$704

As of December 31, 2012, future minimum payments under the Company's lease agreements were as follows (in thousands):

	Operating leases
2013	$ 798
2014	703
2015	555
2016	538
2017	372
Thereafter	696
Total minimum payments	$3,662

***Litigation*—**In the opinion of management, except for those matters described below and elsewhere in this report, to the extent so described, litigation, contingent liabilities and claims against the Company in the normal course of business are not expected to involve any judgments or settlements that would be material to the Company's financial condition, results of operations or cash flows.

ZTE Enforcement Actions—On February 27, 2012, ContentGuard filed a patent infringement lawsuit against ZTE Corporation and ZTE (USA) Inc. (collectively "ZTE") in the Eastern District of Virginia, in which ContentGuard alleged that the defendants have infringed and continue to infringe six of its patents by making, using, selling or offering for sale certain mobile communication and computing devices. The case was transferred to the federal court in the Southern District of California on May 18, 2012. ContentGuard requested a jury trial and is seeking injunctive relief, damages and pre-judgment and post-judgment interest. On February 12, 2013, ZTE filed petitions for inter partes review of the six asserted patents with the United States Patent and Trademark Office. The Company cannot anticipate the timing or outcome of either the lawsuit or the United States Patent and Trademark Office review, including possible appeals.

On November 19, 2012, ContentGuard Europe GmbH filed a patent infringement lawsuit against ZTE Corporation and ZTE Deutschland GmbH in Mannheim Regional Court, in which ContentGuard Europe GmbH alleged that the defendants have infringed and continue to infringe two of its patents by making, using, selling or offering for sale certain mobile communication and computing devices. The Company cannot anticipate the timing or outcome of this lawsuit.

J&J Arbitration—In March 2012, the Company asserted claims in arbitration in London against the J&J Group to recover approximately $2.7 million in costs that J&J Group was required to reimburse the Company pursuant to a MEO satellite asset purchase agreement that was signed in April 2011. In May 2012, J&J Group counterclaimed for breach of contract, seeking approximately $1.2 million, plus attorney fees and costs. The arbitration was held in September 2012, and judgment was awarded in November 2012, in favor of the Company. Due to the uncertainty of collection from the J&J Group, the Company has not recognized the gain associated with the judgment.

8. Stockholders' Equity

***Common Stock*—**The Company's Articles of Incorporation authorizes two classes of common stock, Class A and Class B. The rights of the holders of shares of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Holders of shares of Class A common stock are entitled to one vote per share. Holders of shares of Class B common stock are entitled to ten votes per share. The Class B common stock is convertible at any time at the option of its holder into shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock. Additionally, subject to certain exceptions, shares of Class B common stock will automatically convert into shares of Class A common stock if the shares of Class B common stock are sold or transferred. Class A common stock is not convertible.

Eagle River Satellite Holdings, LLC, the Company's controlling stockholder, together with its affiliates Eagle River Investments, Eagle River, Inc. and Eagle River Partners, LLC held an economic interest of approximately 33.3% and a voting interest of approximately 65.2% in the Company as of December 31, 2012.

Treasury Stock—On November 14, 2012, the Company reincorporated from Delaware to Washington. Under Washington state law, treasury stock is not recognized. Accordingly, the Company reclassed all treasury stock to Class A common stock, Class B common stock, additional paid-in capital and accumulated deficit.

Stock Incentive Plan—On November 14, 2012, the Company's stockholders approved the Pendrell Corporation 2012 Equity Incentive Plan (the "2012 Plan"). Effective upon the approval of the 2012 Plan, the Company's 2000 Stock Incentive Plan, as amended and restated (the "2000 Plan") was terminated. No additional awards will be granted under the 2000 Plan.

The purpose of the 2012 Plan is to assist the Company in securing and retaining the services of skilled employees, directors, consultants and/or advisors of the Company and to provide incentives for such individuals to exert maximum efforts toward the Company's success. The 2012 Plan allows for the grant of stock options, stock appreciation rights, performance stock awards, performance cash awards, restricted stock awards, restricted stock unit awards and other stock awards (collectively, "Awards") to employees, directors, consultants and/or advisors who provide services to the Company or its subsidiaries.

Under the 2012 Plan, the aggregate number of shares of Class A common stock that may be issued pursuant to Awards from and after the effective date of the 2012 Plan will not exceed, in the aggregate, the sum of 37,952,546 shares, plus any shares subject to outstanding stock awards granted under the 2000 Plan that (i) expire or terminate for any reason prior to exercise or settlement; (ii) are forfeited, cancelled or otherwise returned due to the failure to meet a condition required to vest such shares; or (iii) are reacquired, withheld or not issued to satisfy a tax withholding obligation in connection with an award.

Under the 2012 Plan, stock options generally vest and become exercisable over a four year period and generally expire 10 years after the date of grant or up to three months after termination of employment, whichever occurs earlier. As of December 31, 2012, 18,810,921 shares were reserved and remain available for grant under the 2012 Plan.

Stock-Based Compensation—The Company records stock-based compensation on Awards in accordance with ASC 718, which requires measurement of all stock-based payment awards based on the estimated fair value on the date of grant and recognition of compensation cost over the requisite service period for awards expected to vest. The Company estimates its forfeiture rate for Awards based on the Company's historical rate of forfeitures due to terminations and expectations for forfeitures in the future. Effective July 1, 2011, the Company determined that DBSD was no longer a related corporation under the 2000 Plan. As a direct result of DBSD no longer being deemed a related corporation to the 2000 Plan, the Company decreased its estimated forfeiture rate from 40% to 5% during the third quarter of 2011.

Stock-based compensation expense included in the Company's consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 was as follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Stock Options	4,564	3,345	1,392
Restricted stock awards and units(1)(2)	4,033	2,024	402
Total stock-based compensation expense	$8,597	$5,369	$1,794

(1) In August 2012, the Company's Board of Directors approved a modification which added alternative vesting criteria required for 3,175,000 shares of restricted stock previously granted to 12 employees. As a result of

the modification the Company recorded an additional $1.0 million of stock-based compensation expense for the year ended December 31, 2012, which represents the incremental fair value of the modified restricted stock.

(2) Stock-based compensation expense for the year ended December 31, 2012, includes $0.6 million of expense related to 250,000 Class A common stock restricted stock awards that are required to be treated as a liability. As of December 31, 2012, $0.6 million was accrued for these awards.

At December 31, 2012, the balance of stock-based compensation cost to be expensed in future years related to unvested stock-based awards, as adjusted for expected forfeitures, is as follows (in thousands):

2013	$12,304
2014	7,465
2015	4,307
2016	1,627
2017 and thereafter	—
	$25,703

The weighted average period over which the unearned stock-based compensation expense is expected to be recognized is approximately 3.1 years.

Stock Options and Stock Appreciation Rights—The Company has granted stock options and stock appreciation rights to employees, directors, consultants and/or advisors in connection with their service to the Company.

The weighted average fair value of stock options and stock appreciation rights granted during the years ended December 31, 2012, 2011 and 2010 was estimated using the Black-Scholes Model with the following assumptions:

	Year ended December 31,		
	2012	2011	2010
Weighted average expected volatility	57%	83%	120%
Weighted average risk-free interest rate	1.1%	2.1%	2.8%
Expected dividend yield	0%	0%	0%
Weighted average expected term in years	6.2	6.3	6.3
Weighted average estimated fair value per option granted	$0.68	$1.80	$1.14

The assumptions used to calculate the fair value are evaluated and revised, as necessary, to reflect market conditions and the Company's experience.

In prior periods, the expected stock price volatility rate was based on the Company's historical stock price. In the third quarter of 2011, the Company modified the expected stock price volatility rate to a blend of the Company's historical stock price volatility and a peer historical volatility, which the Company believed was in line with its change in business direction and was more reflective of the Company's expected future volatility at that time. In the third quarter of 2012, the Company again modified the expected stock price volatility rate to a rate based solely on the Company's peer historical volatility. The change occurred simultaneous with the Company's complete exit from its historical satellite business as a result of the divesture of its remaining MEO Assets and the deconsolidation of its International Subsidiaries on June 29, 2012. The Company is now focused solely on its IP investment, advisory and asset management business and has determined that a peer group only historical volatility rate is more representative of the Company's business direction and expected future volatility.

The risk-free interest rate is based upon U.S. Treasury bond interest rates appropriate for the term of the Company's employee stock options and stock appreciation rights. The expected dividend yield is based on the Company's history and expectation of dividend payments. The expected term has been estimated using the simplified method which permit entities, under certain circumstances, to continue to use the simplified method in developing estimates of the expected term of "plain-vanilla" share options and stock appreciation rights.

In February 2010, the Company granted Benjamin G. Wolff, its Chief Executive Officer and President, options to purchase 2,000,000 shares of its Class A common stock in connection with Mr. Wolff's appointment as the Company's Chief Executive Officer.

During the period from January 1, 2011 through December 31, 2011, the Company granted options to certain employees to purchase 6,339,500 of its Class A common stock in connection with their continued or new employment with the Company. Additionally, the Company granted to those certain employees 2,000,000 stock appreciation rights, which will be triggered if and when the Company meets certain performance objectives.

During the period from January 1, 2012 through August 15, 2012, the Company granted options to certain employees and consultants to purchase 1,454,000 shares of its Class A common stock in connection with their continued or new employment with the Company. The options granted during January 1, 2012 through August 15, 2012 had a grant date fair value of $1.5 million.

On August 24, 2012, the Company granted options to certain employees and consultants to purchase an additional 13,966,875 shares of its Class A common stock under the 2012 Plan. The options granted on August 24, 2012 had a grant date fair value of $9.1 million. Additionally, on October 1, 2012, the Company granted options to its Board of Directors to purchase 300,000 shares of its Class A common stock. The options granted on October 1, 2012 had a grant date fair value of $0.2 million.

The Company's stock option and stock appreciation rights activity for the years ended December 31, 2012, 2011 and 2010 is summarized as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value(1) (in thousands)
Outstanding at December 31, 2009	13,977,448	$4.18		
Granted	2,840,000	1.30		
Exercised	(47,500)	1.01		
Forfeited	(2,065,875)	3.84		
Outstanding at December 31, 2010	14,704,073	3.68		
Granted	8,339,500	3.96		
Exercised	(210,000)	1.08		
Forfeited	(8,638,573)	4.74		
Outstanding at December 31, 2011	14,195,000	3.23		
Granted	15,750,875	1.27		
Exercised	(597,875)	1.25		
Forfeited	(862,625)	3.04		
Outstanding at December 31, 2012	28,485,375	$2.19	8.64	$1,311
Exercisable at December 31, 2012	5,468,623	$2.76	6.30	$ 199
Vested and expected to vest, December 31, 2012	27,370,919	$2.20	8.62	$1,258

(1) Aggregate intrinsic value represents total pretax intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of 2012 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their stock options and stock appreciation rights on the last business day of the fiscal year.

The intrinsic value of stock options exercised during the year ended December 31, 2012 was $0.7 million. The total fair value of options which vested during the years ended December 31, 2012, 2011 and 2010 was approximately $4.1 million, $1.5 million and $2.9 million, respectively.

The following table summarizes significant ranges of outstanding and exercisable stock options and stock appreciation rights as of December 31, 2012:

	Outstanding stock options and stock appreciation rights			Exercisable stock options and stock appreciation rights	
Range of exercise prices	Number of options/SARs	Weighted average exercise price	Weighted average remaining life (in years)	Number of options/SARs	Weighted average exercise price
$0.00—$2.00	18,509,375	$ 1.23	9.18	1,860,000	$1.29
$2.01—$4.00	6,476,000	2.71	8.47	2,008,623	2.77
$4.01—$6.00	2,600,000	5.05	5.28	1,600,000	4.46
$6.01—$10.00	900,000	10.00	8.46	—	0.00
	28,485,375	$ 2.19	8.64	5,468,623	$2.76

Restricted Stock Awards—The Company has granted restricted stock awards to employees and consultants in connection with their service to the Company. The Company's stock grants can be categorized as either service-based awards, performance-based awards, and/or market-based awards.

In February 2010, the Company granted 2,000,000 shares of its restricted Class A common stock to Mr. Wolff, of which 1,000,000 of the shares are service-based awards with restrictions which lapse in four equal annual installments. These service-based restricted stock awards had a fair value on the date of grant of $1.2 million and the compensation expense associated with these stock awards is being charged to expense over the requisite service period ending January 1, 2014. The other 1,000,000 restricted shares are performance-based restricted stock awards ("Performance Shares") which had a fair value on the date of grant of $1.2 million. Compensation expense associated with the Performance Shares was charged to expense over the requisite service period upon determination of the probability of the conditions being met. During 2011, 500,000 of the Performance Shares vested as a result of the Company's receipt of financing that enabled the Company to use some of its NOLs. On August 24, 2012, the Company's Board of Directors determined, with the concurrence of Mr. Wolff, that the vesting conditions associated with the remaining 500,000 Performance Shares would not be satisfied. The vesting of the remaining Performance Shares was conditioned upon Board of Directors approval following resolution of the Company's litigation with The Boeing Company ("Boeing"). The Board of Directors' determination resulted in the cancellation of all the remaining 500,000 Performance Shares and resulted in the recapture of $0.4 million of previously expensed stock-based compensation.

During the period from January 1, 2011 through August 15, 2012, the Company granted 5,028,618 shares of its restricted Class A common stock to certain employees and new hires in connection with their employment with the Company. These grants contained performance, market, and/or service conditions to encourage the attainment of key performance targets, the retention of employees, and/or are dependent upon the Company's average closing share price. For restricted stock with multiple conditions granted prior to August 24, 2012, generally 50% of the vesting was based on the Company's financial performance and 50% of the vesting was based on the Company's share price. If the targets are not achieved within seven years of the date of grant, the shares subject to the targets will be forfeited. The restricted stock granted during January 1, 2011 through August 15, 2012 had a grant date fair value of $13.7 million.

On August 24, 2012, the Company's Board of Directors approved a modification which added alternative vesting criteria for 3,175,000 shares of restricted stock previously granted to employees. The performance conditions were modified to encourage the attainment of key performance targets and retention of skilled employees. The new terms for the modified restricted stock with performance conditions provide for vesting to occur on the earlier of the Company's achievement of certain financial targets or modified share price targets. No other terms of the restricted stock were modified.

Further, on August 24, 2012, the Company granted an additional 4,655,625 shares of restricted stock to certain employees and consultants of which (i) 50% have time-based vesting conditions, 25% per year over four years, (ii) 25% vest upon the Company's common stock achieving an average closing price of $2.00 for 60 consecutive calendar days, and (iii) 25% vest upon the Company's common stock achieving an average closing price of $3.00 for 60 consecutive calendar days. The restricted stock granted on August 24, 2012 had a grant date fair value of $4.7 million and vests over requisite service periods ranging from 13 months to four years.

The Company's restricted stock award activity for the years ended December 31, 2012, 2011 and 2010 is summarized as follows:

	Number of restricted stock awards	Weighted average grant date fair value
Unvested—December 31, 2009	147,753	$4.46
Granted	2,000,000	1.16
Vested	(103,512)	4.46
Forfeited	(35,473)	4.46
Unvested—December 31, 2010	2,008,768	1.17
Granted	3,382,574	2.56
Vested	(780,433)	1.23
Unvested—December 31, 2011	4,610,909	2.18
Granted	6,474,749	1.55
Vested	(559,783)	1.57
Forfeited	(717,500)	1.62
Unvested—December 31, 2012	9,808,375	$1.84

Warrants—In connection with the settlement of long-term debt in 2002, the Company issued warrants to purchase shares of the Company's Class A common stock. Each warrant contained provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain dilutive transactions. During the fourth quarter of 2012, warrants to purchase a total of 3.2 million shares of the Company's Class A common stock were exercised at a price of $0.01 per share. As of December 31, 2012, there were no additional warrants outstanding.

9. Gain on Deconsolidation of Subsidiaries

After the sale of the MEO Assets, the Company's only remaining satellite-related assets were housed in the International Subsidiaries. Due to cumbersome corporate laws in the jurisdictions in which the International Subsidiaries are domiciled, the Company could not liquidate and dissolve the International Subsidiaries in a cost effective manner; nor could it merely abandon the entities. Accordingly, the Company determined that the most expeditious path to divestiture was a complete disposition of the International Subsidiaries into the Liquidating Trust.

As a result of the transfer of the International Subsidiaries to the Liquidating Trust, the Company no longer has control or significant influence over the operating decisions of the International Subsidiaries. In accordance with ASC 810, *Consolidation* ("ASC 810"), a parent shall deconsolidate a subsidiary as of the date the parent ceases to have a controlling interest in the subsidiary. Upon transfer of the International Subsidiaries to the Liquidating Trust, control now rests with the Trustee rather than the Company. Although the Company no longer has control of the International Subsidiaries, it remains a creditor in the same manner as other third party creditors due to significant loans made to those entities. Accordingly, the Company further evaluated the consolidation rules that apply to variable interest entities ("VIE") under ASC 810, and determined that since (i) the Company does not have the power to direct the activities of the Liquidating Trust in a manner to impact its economic performance and (ii) the Company is not the primary beneficiary of the Liquidating Trust, the Liquidating Trust does not meet the consolidation requirements of a VIE. Accordingly, due to the Company's loss of control, it has deconsolidated the International Subsidiaries from its consolidated financial operating results effective June 29, 2012.

As a result of the deconsolidation of the International Subsidiaries, the Company recognized a gain of $48.7 million principally through the elimination of $61.9 million of liabilities associated with the International Subsidiaries, including liabilities for uncertain tax positions, net of the recognition of cumulative translation adjustment losses associated with the International Subsidiaries of $12.7 million previously recognized in accumulated other comprehensive loss in stockholders' equity.

The following table summarizes the International Subsidiaries obligations, excluding $10.0 million for liabilities related to uncertain tax positions, prior to the transfer to the Liquidating Trust on June 29, 2012 (in thousands):

	June 29, 2012	December 31, 2011
Accrued expenses	$ 6,568	$ 6,519
Accrued interest	30,474	28,092
Capital lease obligations	14,881	14,896
	$51,923	$49,507

10. Gain on settlement of Boeing Litigation

The Company was in litigation with Boeing, arising out of agreements with Boeing for the development and launch of its MEO satellites and related launch vehicles. In February 2009, the trial court entered judgment in the Company's favor for approximately $603.2 million.

On April 13, 2012, the California Court of Appeal overturned the judgment. The reversal was the culmination of a three year Court of Appeal process. The Court of Appeal also ordered the Company to reimburse Boeing for its appellate costs, including the cost of an appellate bond, which would have been material.

On June 25, 2012, the Company settled its litigation against Boeing. As part of the settlement, the Company agreed to withdraw its petition for review to the California Supreme Court in exchange for a $10.0 million payment from Boeing and Boeing's waiver of its right to appellate costs. The settlement agreement and mutual release (the "Settlement Agreement") between the Company and Boeing fully releases and discharges any and all claims between Boeing and the Company. As a result of the Settlement Agreement, the Company recorded a gain on litigation settlement of $10.0 million during the year ended December 31, 2012.

11. Income Taxes

The components of the Company's consolidated income (loss) before income taxes for the years ended December 31, 2012, 2011 and 2010 consist of the following (in thousands):

	Year ended December 31,		
	2012	2011	2010
Income (loss) before income taxes:			
United States	$34,005	$276,023	$(13,043)
Foreign	4,978	(362)	9,572
	$38,983	$275,661	$ (3,471)

The Company's income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 consists of the following (in thousands):

	Year ended December 31,		
	2012	2011	2010
United States—deferred	$ —	$(40,684)	$ —
Foreign—current	(1,034)	(2,241)	(787)
	$(1,034)	$(42,925)	$(787)

The United States-deferred income tax benefit for the year ended December 31, 2011 was a result of the Company's acquisition of ContentGuard in a stock purchase transaction. For tax purposes the assets and liabilities of ContentGuard retain their historical basis and are not adjusted for purchase accounting. As a result, the intangible assets and related goodwill recorded as a result of the acquisition have no tax basis and, therefore, no corresponding deduction in future tax returns. Pursuant to ASC 740, the Company established a deferred tax liability associated with these non-tax deductible assets, excluding goodwill. As a result of recording the deferred tax liabilities of ContentGuard, the Company has determined that a portion of its deferred tax valuation allowance can be reduced. ASC 740 permits the utilization of scheduled reversals of deferred tax liabilities as a source of taxable income to support the realization of deferred tax assets, thereby allowing for the release of a portion of the Company's deferred tax valuation allowance. Accordingly, the Company's income tax benefit for the year ended December 31, 2011 includes $40.7 million related to the release of a portion of its valuation allowance.

The foreign-current income tax benefits recorded for the years ended December 31, 2012, 2011 and 2010 were primarily due to expiration of the statute of limitations associated with previously recorded uncertain tax positions, including interest and penalties.

A reconciliation of the federal statutory income tax rate of 34% to the Company's effective income tax rate is as follows:

	Year ended December 31,		
	2012	2011	2010
Statutory tax rate	34.00%	34.00%	(34.00)%
Foreign tax benefit	2.41	(0.84)	(621.48)
Liquidation and deconsolidation of subsidiaries	(52.91)	—	(79.06)
Change in valuation allowance	(28.71)	(50.33)	708.50
Imputed interest	0.18	—	4.58
Expiration of NOLs	0.78	—	—
Change in state rate	40.89	—	—
Other	0.71	1.60	(1.21)
Effective tax rate	(2.65)%	(15.57)%	(22.67)%

The significant components of the Company's net deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2012	December 31, 2011
Deferred tax assets:		
Net operating and capital losses	$ 832,976	$ 13,971
Basis difference in Liquidating Trust	93,946	—
Impaired assets/basis differences	—	775,667
Capitalized costs	—	167,421
Accrued expenses and other	7,897	19,687
Total deferred tax assets	934,819	976,746
Valuation allowance	(900,093)	(908,092)
Net deferred tax assets	$ 34,726	$ 68,654
Deferred tax liabilities:		
Intangibles	$ (36,214)	$ (43,195)
Investment in DBSD	—	(27,050)
Total deferred tax liabilities	$ (36,214)	$ (70,245)
Net deferred tax liabilities	$ (1,488)	$ (1,591)

The December 31, 2011 amounts in the above table have been restated by decreasing the total deferred tax assets ("DTAs") from the $1.1 billion previously reported to $1.0 billion, decreasing the valuation allowance from the $1.0 billion previously reported to $0.9 billion, and increasing the total deferred tax liabilities ("DTLs") from $64.4 million previously reported to $70.2 million. During year ended December 31, 2012, the Company disposed of substantially all of its satellite related assets either to unrelated parties or via transfer into the Liquidating Trust. In the process of validating the historical basis of the assets related to the disposition, the Company identified that approximately $0.1 billion of unsubstantiated DTAs and DTLs were previously included in its deferred taxes (specifically certain net operating losses ("NOLs") and capital losses, impaired assets/basis differences, accrued expenses and other and investment in DBSD). However, the net deferred tax liability as reported at December 31, 2011 did not change as these DTAs were subject to a full valuation allowance. The restatement had no impact on the Company's financial position, results of operations or cash flows.

For all years presented, the Company has considered all available evidence, both positive and negative, and ongoing prudent and feasible tax planning strategies to determine that, based on the weight of that evidence, a valuation allowance is needed to reduce the value of its deferred tax assets to an amount that is more likely than not to be realized.

At December 31, 2012, the Company had NOLs of approximately $2.4 billion: $2.1 billion are immediately available and begin to expire in 2025 and $0.3 billion are related to the International Subsidiaries and are expected to be available five years following the disposition of the subsidiaries by the Liquidating Trust. The NOLs could be subject to limitation under Section 382 if future stock offerings or equity transactions give rise to an ownership change as defined for purposes of Section 382. As of December 31, 2012, the Company also had California NOLs of $1.8 billion which begin to expire in 2013. As discussed below, the Board of Directors adopted a Tax Benefits Preservation Plan designed to preserve stockholder value and the value of certain tax assets primarily associated with NOLs under Section 382.

On May 15, 2009, the Company ceased to have control of DBSD and accordingly, the Company deconsolidated DBSD as of that date. Under ASC 810, when control of a subsidiary is lost, the parent derecognizes all of the assets and liabilities of the subsidiary, including deferred tax assets and liabilities.

For U.S. federal tax purposes, the Company and DBSD continued to be treated as an affiliated group of companies subject to consolidation until the plan of reorganization was consummated and DBSD emerged from Chapter 11 bankruptcy proceedings on March 9, 2012. Subsequent to emergence from bankruptcy proceedings, DISH Network and the Company made a joint election to treat the DISH Network acquisition of DBSD as an asset acquisition under §338(h)(10) of the Internal Revenue Code. The Company will recognize additional operating losses as a result of this election. Whether or not the acquisition qualifies for §338(h)(10) treatment is uncertain, therefore the Company has not recorded the additional net operating losses that may arise as a result of this election in the its deferred tax assets at December 31, 2012.

As of December 31, 2012, the Company has an unrealized tax benefit of $19.5 million, with no accrued interest and penalties. As of December 31, 2011, the Company's liability for uncertain tax positions was $9.9 million, including $5.2 million in penalties and interest. During the years ended December 31, 2012, 2011 and 2010, the Company recorded penalties and interest within its income tax benefit of $0.8 million, $1.2 million and $0.6 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	December 31,		
	2012	2011	2010
Beginning of period	$ 4,686	$ 5,917	$5,909
Additions based on tax positions related to current year	19,452	—	—
Additions for tax positions related to prior years	144	503	768
Reduction for tax positions of prior years	(4,830)	—	—
Reductions for expiration of statute of limitations	—	(1,734)	(760)
End of period	$19,452	$ 4,686	$5,917

As of December 31, 2012, the Company had $19.5 million of tax contingencies which, if fully recognized, would decrease the Company's effective tax rate. The Company estimates a reduction in its unrecognized tax benefits of approximately $14.3 million to occur within the next twelve months due to resolution of determinations by taxing authorities.

The Company and its subsidiaries file U.S. federal income tax returns and tax returns in various state and foreign jurisdictions. The Company is also open to examination for the years ended 2000 and forward with respect to NOLs generated and carried forward from those years. The Company is open to examination by foreign jurisdictions for tax years 2011 forward.

Tax Benefits Preservation Plan— Effective January 29, 2010, the Board of Directors adopted the Tax Benefits Preservation Plan to help the Company preserve its ability to utilize fully its NOLs, to preserve potential future NOLs, and to thereby reduce potential future federal income tax obligations. Under the Internal Revenue Code and related Treasury Regulations, the Company may "carry forward" these NOLs in certain circumstances to offset current and future income and thus reduce its federal income tax liability, subject to certain restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore the NOLs could be a substantial asset for the Company. However, if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code, the timing of usage and its ability to use the NOLs could be significantly limited.

The Tax Benefits Plan is intended to act as a deterrent to any person or group acquiring, without the approval of the Company's Board of Directors, beneficial ownership of 4.9% or more of the Company's securities, defined to include: (i) shares of its Class A common stock and Class B common stock, (ii) shares of its preferred stock, (iii) warrants, rights, or options to purchase its securities, and (iv) any interest that would be treated as "stock" of the Company for purposes of Section 382 or pursuant to Treasury Regulation § 1.382-2T(f)(18).

Holders of 4.9% or more of the Company's securities outstanding as of the close of business on January 29, 2010 will not trigger the Tax Benefits Plan so long as they do not (i) acquire additional securities constituting one-half of one percent (0.5%) or more of the Company's securities outstanding as of the date of the Tax Benefits Plan (as adjusted to reflect any stock splits, subdivisions and the like), or (ii) fall under 4.9% ownership of the Company's securities and then re-acquire 4.9% or more of the Company's securities. The Board of Directors may exempt certain persons whose acquisition of securities is determined by the Board of Directors not to jeopardize the Company's tax benefits or to otherwise be in the best interest of the Company and its stockholders. The Board of Directors may also exempt certain transactions.

12. Employee Benefits

The Company provides its eligible employees with medical and dental benefits, insurance arrangements to cover death in service, long-term disability and personal accident, as well as a defined contribution retirement plan. Expense related to contributions by the Company under the defined contribution retirement plan included in general and administrative expenses in the Company's consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 was as follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Defined contribution expenses	$242	$94	$94

13. Related Parties

The Company considers its related parties to be its principal shareholders and their affiliates, as well as DBSD up to the sale of DBSD which occurred in March 2011.

Eagle River Satellite Holdings, LLC ("ERSH"), Eagle River Investments, Eagle River, Inc. and Eagle River Partners, LLC ("ERP")—ERSH is the Company's controlling stockholder. ERSH, together with its affiliates Eagle River Investments, Eagle River, Inc. and ERP (collectively, "Eagle River") holds an economic interest of approximately 33.3% of the Company's outstanding common stock and a voting interest of approximately 65.2% in the Company as of December 31, 2012. On November 26, 2012, Eagle River Investments exercised warrants to purchase three million shares of the Company's Class A common stock at an exercise price of $0.01 per share.

Until its termination on July 11, 2011, the Company had an agreement with Eagle River, Inc. to provide advisory services to the Company ("Advisory Services Agreement"). This Advisory Services Agreement required (i) payment of an annual fee of $0.5 million in quarterly installments in stock or cash, at the Company's option, and (ii) reimbursement of out-of-pocket expenses. The Company elected to make all quarterly payments in Class A common stock. During the year ended December 31, 2011, the Company issued 105,595 shares to Eagle River, Inc. as compensation for advisory services. The Company issued a total of 1,935,390 shares as consideration through termination of the agreement. The Company and Eagle River, Inc. mutually agreed to terminate the Advisory Services Agreement effective as of July 11, 2011. The Company was not required to make any payments to Eagle River, Inc. as a result of the termination of the Advisory Services Agreement.

Effective December 15, 2010, the Company subleased from Eagle River, Inc. the office space for the Company's headquarters in Kirkland, Washington. The sublease was a pass-through agreement, pursuant to which the Company paid rent to Eagle River, Inc. and reimbursed costs and expenses to Eagle River, Inc. that Eagle River, Inc. paid to its third-party landlord. The sublease expired contemporaneously with the expiration of the underlying prime lease in July 2012. Total payments made to Eagle River, Inc. under this agreement during the year ended December 31, 2012 and 2011 totaled $0.2 million and $0.3 million, respectively. Additionally, the Company paid $0.1 million to Eagle River, Inc. for the purchase of certain office furniture and equipment in the sub-leased space in 2011. No payments were made under these agreements in the year ended December 31, 2010.

In March 2010, Eagle River purchased an additional 18,336,985 shares of the Company's Class A common stock under the Company's rights offering completed on March 9, 2010.

Benjamin G. Wolff, the Company's Chief Executive Officer and President, was previously the President of Eagle River, Inc., and was compensated by both the Company and Eagle River. Effective July 11, 2011, Mr. Wolff resigned as President of Eagle River, Inc. and no longer receives compensation from Eagle River other than compensation for serving as a representative on certain boards of directors at Eagle River's request.

R. Gerard Salemme, the Company's Chief Strategy Officer, was previously a vice president of Eagle River, Inc., and was compensated by both the Company and Eagle River. Effective July 11, 2011, Mr. Salemme resigned as vice president of Eagle River, Inc. and no longer receives compensation from Eagle River other than compensation for serving as a representative on certain boards of directors at Eagle River's request.

Effective July 5, 2011, the Company hired Robert G. Mechaley, Jr. to serve as the Company's Chief Scientist. Mr. Mechaley was previously a vice president of Eagle River, Inc., a position from which he resigned prior to engagement by the Company. Mr. Mechaley no longer receives compensation from Eagle River.

Davis Wright Tremaine—Mr. Wolff is the spouse of a former partner at the law firm Davis Wright Tremaine LLP ("DWT"), which provides the Company with ongoing legal services. Total payments made to DWT for the years ended December 31, 2012, 2011 and 2010 were $0.2 million, $0.3 million and $0.1 million, respectively.

14. Quarterly Financial Data (Unaudited)

The following table contains selected unaudited statement of operations information for each quarter of the years ended December 31, 2012 and 2011. The quarterly financial data reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Unaudited quarterly results were as follows (in thousands, except per share data):

	Three months ended							
	March 31,		June 30,		September 30,		December 31,	
	2012	2011	2012	2011	2012	2011	2012	2011
Revenue	$ 3,699	$ —	$20,793	$ 195	$ 1,023	$ 1,083	$ 8,260	$ 1,359
Net income (loss)	(2,518)	301,193	63,166	(2,218)	(12,529)	(8,179)	(8,102)	27,790
Net income (loss) attributable to Pendrell	(1,837)	301,193	62,173	(2,218)	(12,149)	(8,179)	(8,103)	28,064
Basic income (loss) per share attributable to Pendrell	$ (0.01)	$ 1.20	$ 0.24	$ (0.01)	$ (0.05)	$ (0.03)	$ (0.03)	$ 0.11
Diluted income (loss) per share attributable to Pendrell	$ (0.01)	$ 1.18	$ 0.24	$ (0.01)	$ (0.05)	$ (0.03)	$ (0.03)	$ 0.11

15. Subsequent Events

On February 21, 2013, the Company acquired approximately sixty-eight percent of Provitro Biosciences LLC ("Provitro"), a Washington State-based company that is a world leader in commercial-scale plant propagation methods.

Provitro has developed a micro-propagation method that may address the growing demand for renewable, sustainable plant production on a mass scale without genetic modification. Markets for this process may include the pulp, paper, energy, food, textile and nursery markets. The Company's acquisition of Provitro reflects its focus on identifying and commercializing unique, foundational technology that has the potential to deliver value to its shareholders.

The transaction did not have a material impact on the Company's financial position, results of operations or cash flows. The assets and liabilities of Provitro will be measured at fair value as of the acquisition date and will be included in the Company's consolidated balance sheet at March 31, 2013.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated our disclosure controls and procedures as of December 31, 2012, as such terms are defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and have concluded that these disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act (as defined in Rules 13a-15(e) and 15d-15(e)) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15f of the Exchange Act. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance with respect to reporting financial information.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in "Item 9A—Controls and Procedures" within this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Pendrell Corporation and Subsidiaries
Kirkland, Washington

We have audited the internal control over financial reporting of Pendrell Corporation and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 8, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 8, 2013

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

(a) The information regarding our directors required by this item is incorporated by reference to the section entitled "Election of Directors" in our Proxy Statement for our 2013 Annual Meeting of Shareholders.

(b) The information regarding our executive officers required by this item is incorporated by reference to the section entitled "Executive Officers" in our Proxy Statement for our 2013 Annual Meeting of Shareholders.

(c) The information regarding our Code of Ethics required by this item is incorporated by reference to the section entitled "Election of Directors—Corporate Governance" in our Proxy Statement for our 2013 Annual Meeting of Shareholders.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the section entitled "Executive Compensation" in our Proxy Statement for our 2013 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans" in our Proxy Statement for our 2013 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the sections entitled "Certain Relationships and Related Transactions" and "Independence of the Board of Directors" in our Proxy Statement for our 2013 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the section entitled "Ratification of Independent Registered Public Accounting Firm" in our Proxy Statement for our 2013 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as part of this report

(1) Consolidated financial statements

The following consolidated financial statements are included in Part II, Item 8 of this report:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2012 and 2011
- Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Changes in Stockholders' Equity (Deficiency in Assets) for the years ended December 31, 2012, 2011 and 2010
- Notes to Consolidated Financial Statements

(2) Financial statement schedules

All other consolidated financial statements schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth in the schedules is included in the consolidated financial statements or the accompanying notes.

(3) Exhibits

The Exhibits listed in the Index to Exhibits, which appears immediately following the signature page and is incorporated herein by reference, are filed as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENDRELL CORPORATION
(Registrant)

Date: March 8, 2013

By: /s/ BENJAMIN G. WOLFF

Benjamin G. Wolff
Chief Executive Officer and President
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Benjamin G. Wolff, Thomas J. Neary and Robert S. Jaffe, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him, and in his name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities indicated on March 8, 2013:

Signature	Title	Date
/s/ BENJAMIN G. WOLFF **Benjamin G. Wolff**	Chief Executive Officer and President (Principal Executive Officer)	March 8, 2013
/s/ THOMAS J. NEARY **Thomas J. Neary**	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 8, 2013
/s/ RICHARD P. EMERSON **Richard P. Emerson**	Director	March 8, 2013
/s/ RICHARD P. FOX **Richard P. Fox**	Director	March 8, 2013
/s/ NICOLAS KAUSER **Nicolas Kauser**	Director	March 8, 2013
/s/ CRAIG O. MCCAW **Craig O. McCaw**	Chairman of the Board of Directors	March 8, 2013

Signature	Title	Date
/s/ R. GERARD SALEMME **R. Gerard Salemme**	Director	March 8, 2013
/s/ STUART M. SLOAN **Stuart M. Sloan**	Director	March 8, 2013
/S/ H. BRIAN THOMPSON **H. Brian Thompson**	Director	March 8, 2013

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description	Incorporated By Reference				Filed Herewith
		Form	SEC File No.	Original Exhibit No.	Filing Date	
2.1	Agreement and Plan of Merger dated November 14, 2012 between Pendrell Corporation, a Delaware corporation and Pendrell Washington Corporation, a Washington corporation	8-K	001-33008	2.1	11/15/12	
3.1	Articles of Incorporation of Pendrell Corporation, a Washington corporation	8-K	001-33008	3.1	11/15/12	
3.2	Bylaws of Pendrell Corporation, a Washington corporation	8-K	001-33008	3.2	11/15/12	
4.1	Tax Benefits Preservation Plan dated as of January 29, 2010, by and between ICO Global Communications (Holdings) Limited and BNY Mellon Shareowner Services, as Rights Agent	8-K	001-33008	4.1	02/01/10	
4.2	Subscription Form and Form of Rights Certificate	8-K	001-33008	4.19	02/18/10	
10.1	Form of Director and Executive Officer Indemnification Agreement of Pendrell Corporation, a Washington corporation	8-K	001-33008	10.1	11/15/12	
10.2	Indemnification Agreement, dated August 11, 2000, between ICO-Teledesic Global Limited and Eagle River Investments, LLC	10-12G	000-52006	10.14	05/15/06	
10.3	Indemnification Agreement, dated July 26, 2000, among ICO-Teledesic Global Limited, CDR-Satco, L.L.C., Clayton, Dubilier & Rice, Inc. and The Clayton, Dubilier & Rice Fund VI Limited Partnership	10-12G	000-52006	10.15	05/15/06	
10.4	Indemnification Agreement, dated July 17, 2000, between ICO-Teledesic Global Limited and Cascade Investment, LLC	10-12G	000-52006	10.16	05/15/06	
10.5*	ICO Global Communications (Holdings) Limited 2000 Stock Incentive Plan, As Amended and Restated effective June 15, 2007	10-Q	001-33008	10.20.1	08/14/07	
10.6*	Form of Class A Common Stock Option Agreement under 2000 Stock Incentive Plan	10-12G	000-52006	10.21	05/15/06	
10.7*	Form of Restricted Stock Agreement under 2000 Stock Incentive Plan	10-12G	000-52006	10.23	05/15/06	

Exhibit No.	Exhibit Description	Incorporated By Reference				Filed Herewith
		Form	SEC File No.	Original Exhibit No.	Filing Date	
10.8*	Pendrell Corporation 2012 Equity Incentive Plan	8-K	001-33008	10.1	08/28/12	
10.9*	Form of Stock Option Agreement under 2012 Equity Incentive Plan					X
10.10*	Form of Restricted Stock Unit Agreement under 2012 Equity Incentive Plan					X
10.11*	Board Compensation Policy, effective January 1, 2013					X
10.12	Form of Securities Purchase Agreement	8-K	001-33008	10.1	06/06/08	
10.13*	Employment Letter Agreement with Joseph Siino dated June 17, 2011	8-K	001-33008	10.1	06/22/11	
10.14*	Amended and Restated Employment Letter Agreement with Benjamin G. Wolff dated July 1, 2011	8-K	001-33008	10.4	07/08/11	
10.15*	Amended and Restated Employment Letter Agreement with R. Gerard Salemme dated July 1, 2011	8-K	001-33008	10.5	07/08/11	
10.16*	Employment Letter Agreement with Robert S. Jaffe dated June 7, 2012	8-K	001-33008	10.1	06/14/12	
10.17*	Employment Letter Agreement with Tim Dozois dated July 1, 2011	8-K	001-33008	10.3	07/08/11	
10.18*	Employment Letter Agreement with Thomas J. Neary dated July 18, 2011	8-K	001-33008	10.1	07/27/11	
10.19	Amended and Restated Investment Agreement, dated as of February 24, 2011, between DBSD North America, Inc. and DISH Network Corporation	8-K	001-33008	10.1	03/17/11	
10.20	Implementation Agreement, dated as of March 15, 2011, between ICO Global Communications (Holdings) Limited and DISH Network Corporation	8-K	001-33008	10.2	03/17/11	
10.21	Restructuring Support Agreement, dated as of March 15, 2011, between ICO Global Communications (Holdings) Limited and DISH Network Corporation	8-K	001-33008	10.3	03/17/11	
10.22	Stock Purchase Agreement among Microsoft Corporation, Technicolor USA, Inc., Time Warner ContentGuard Holdings, Inc., ContentGuard Holdings, Inc., Pendrell Technologies LLC and Pendrell Corporation dated September 28, 2011	8-K	001-33008	10.1	10/31/11	
21.1	List of Subsidiaries					X

Exhibit No.	Exhibit Description	Incorporated By Reference				Filed Herewith
		Form	SEC File No.	Original Exhibit No.	Filing Date	
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm					X
31.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a)					X
31.2	Certification of the principal financial and accounting officer required by Rule 13a-14(a) or Rule 15d-14(a)					X
32.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350)					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	XBRL Taxonomy Extension Label Linkbase					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase					X

* Management contract or compensatory plan or arrangement.

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Benjamin G. Wolff, certify that:

1. I have reviewed this annual report on Form 10-K of Pendrell Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2013

/S/ BENJAMIN G. WOLFF

Benjamin G. Wolff
Chief Executive Officer and President
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas J. Neary, certify that:

1. I have reviewed this annual report on Form 10-K of Pendrell Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2013

/S/ THOMAS J. NEARY

Thomas J. Neary
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pendrell Corporation (the "Company") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof ("Report"), Benjamin G. Wolff, Chief Executive Officer and President (principal executive officer) and Thomas J. Neary, Vice President, Chief Financial Officer (principal financial and accounting officer) of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BENJAMIN G. WOLFF

Benjamin G. Wolff
Chief Executive Officer and President
(principal executive officer)
March 8, 2013

/s/ THOMAS J. NEARY

Thomas J. Neary
Vice President, Chief Financial Officer
(principal financial and accounting officer)
March 8, 2013

A signed original of this written statement has been provided to Pendrell Corporation and will be retained by Pendrell Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

[THIS PAGE INTENTIONALLY LEFT BLANK]


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HELSINKI
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YEAR FOUNDED
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TECHNOLOGIES
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Provitro
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ANNUAL REPORT

Shareholder Information

Corporate Headquarters
Pendrell Corporation
2300 Carillon Point, Kirkland, WA 98033

Stock Market Listing
Class A Common Stock (symbol: PCO) is listed on the Nasdaq Global Market

Annual Meeting of Shareholders
10:00 a.m., Friday, June 14, 2013
The Woodmark Hotel
1200 Carillon Point, Kirkland, WA 98033

Transfer Agent and Registrar
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Toll Free Number: (877)272-1584
Outside the U.S.: (781)575-2300

www.computershare.com/investor

General Information

Pendrell Website
Pendrell's website (www.pendrell.com) contains additional information about the company and our business in the "About" and "Investor Relations" sections. The "Investor Relations" section contains many of our financial documents, including recent annual reports, quarterly reports, proxy statements, news releases, and Securities and Exchange Commission filings.

Form 10-K
Copies of Pendrell Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the company without charge. Contact Pendrell Investor Relations by correspondence to our corporate headquarters or by telephone: (425) 278-7100.

This Annual Report contains forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements include our current beliefs, plans and expectations but are subject to, among other matters: our ability to successfully forecast the evolution of laws and rulings related to IP; our ability to accurately estimate the growth of our IP portfolio; the quality of the IP assets acquired by us; the ability of our portfolio to generate revenues at the rates anticipated, or at all; our ability to generate income of type and amount to utilize our net operating losses; the possibility that the marketplace will cease its adoption of products and services that utilize our inventions; our ability to successfully enforce our IP rights against parties who infringe such rights; our ability to successfully identify and invest in innovative technologies that present opportunities for significant returns; the ability of our management team to successfully acquire and monetize IP assets; and other risks and uncertainties more fully described in the "Risk Factors" section of our 2012 Form 10-K filed with the SEC on March 8, 2013, a copy of which is included in this Annual Report. Accordingly, although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that the actual results will be consistent with our expectations. We undertake no obligation to update or revise any forward-looking statements in the Annual Report, whether as a result of new information, future events or otherwise, except as required by law.

Board of Directors

Craig O. McCaw
Chairman

Richard P. Emerson
Director

Richard P. Fox
Director

Nicolas Kauser
Director

R. Gerard Salemme
Director

Stuart M. Sloan
Director

H. Brian Thompson
Director

Benjamin G. Wolff
Director

Executive Officers

Benjamin G. Wolff
President and
Chief Executive Officer

David H. Rinn
Vice President and
Chief Financial Officer

Robert S. Jaffe
Vice President, General Counsel
and Corporate Secretary

R. Gerard Salemme
Executive Vice President and
Chief Strategy Officer

Joseph K. Siino
Chief IP Officer





PENDRELL

US Corporate Headquarters
2300 Carillon Point Kirkland, WA 98033
www.pendrell.com